Filed Pursuant to Rule 424(b)(3)
Registration No. 333-255347

PROSPECTUS
15,193,972 Shares of Common Stock by the Selling Stockholders
This prospectus relates to the resale from time to time by the Selling Stockholders named in this prospectus (together with their respective donees, transferees or other successors in interest, referred to as the Selling Stockholders) of up to 15,193,972 shares of our common stock, or the Resale Shares, including (i) 13,519,421 shares of our common stock held by the Selling Stockholders and (ii) 1,674,551 shares of our common stock issuable upon the exercise of warrants to purchase our common stock, or the Resale Warrants, at a weighted average exercise price of $1.9847 per share, held by the Selling Stockholders.
We will receive proceeds upon the exercise of the Resale Warrants, but we will not receive proceeds from the sale of the underlying shares of common stock issued upon exercise of such Resale Warrants or any Resale Shares being sold by the Selling Stockholders.
Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the Resale Shares. The Selling Stockholders may sell the Resale Shares covered by this prospectus in a number of different ways and at varying prices. We provide additional information about how the Selling Stockholders may sell the Resale Shares in the section entitled “Plan of Distribution” beginning on page 108 of this prospectus. 13,508,832 Resale Shares registered pursuant to this Registration Statement will not be eligible for sale until the expiration of certain lock-up agreements on May 17, 2021, subject to certain exceptions.
Our common stock is listed on The Nasdaq Capital Market, or the Nasdaq, under the symbol “MDVL.” On May 13, 2021, the last quoted sale price for our common stock as reported on the Nasdaq was $10.86 per share.
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.
We are a “smaller reporting company” as defined under the federal securities laws and, as such, we may continue to elect to comply with certain reduced public company reporting requirements in future reports. Certain implications of being a “smaller reporting company” are described on page 4 of this prospectus.
Investing in our common stock involves a high degree of risk. These risks are described under the caption “Risk Factors” that begins on page 6 of this prospectus.
Neither the United States Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the common stock that may be offered under this prospectus, nor have any of these regulatory authorities determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated  May 14, 2021.

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ABOUT THIS PROSPECTUS
You should rely only on the information contained in this prospectus or contained in any prospectus supplement or free writing prospectus filed with the Securities and Exchange Commission, or the SEC. Neither we nor the Selling Stockholders have authorized anyone to provide you with additional information or information different from that contained in this prospectus filed with the SEC. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus, the applicable prospectus supplement and any related free writing prospectus is accurate only as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
For investors outside the United States: Neither we nor the Selling Stockholders have done anything that would permit this offering or possession or distribution of this prospectus, any prospectus supplement or free writing prospectus filed with the SEC, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any prospectus supplement or free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any prospectus supplement or free writing prospectus outside the United States.
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PROSPECTUS SUMMARY
This summary highlights certain information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. Before investing in our common stock, you should read this entire prospectus and the documents incorporated by reference carefully, including the “Risk Factors,” and the financial statements and accompanying notes and other information included and incorporated by reference in this prospectus. See also the section entitled “Where You Can Find More Information.” Unless otherwise indicated or the context otherwise requires, references in this prospectus to “MedAvail,” “MedAvail Holdings,” “we,” “us,” “our,” and the “Company” refers to MedAvail Holdings, Inc. and its subsidiaries.
Overview
We are a telehealth-enabled pharmacy technology company that has developed and commercialized an innovative self-service pharmacy, mobile application, kiosk, and drive-thru solution. Our principal technology and product is the MedCenter kiosk, a pharmacist controlled, patient-interactive, prescription dispensing system akin to a “pharmacy in a box” or prescription-dispensing ATM. The MedCenter kiosk facilitates live pharmacist counselling via two-way audio-video communication with the ability to dispense prescription medicines under pharmacist control. We also operate SpotRx Pharmacy, or SpotRx, a full-service retail pharmacy utilizing our automated pharmacy technology.

Business Segments
Retail Pharmacy Services Segment
The Retail Pharmacy Services Segment comprises MedAvail Pharmacy Inc., an Arizona corporation and our wholly owned subsidiary, and does business under the trade name “SpotRx Pharmacy” or “SpotRx”. SpotRx pharmacy operations consists of MedCenter kiosk generated sales to patients, including merchandise and pharmaceuticals. SpotRx is a full-service retail pharmacy platform operating in the United States, that is structured as a hub-and-spoke model; where a centralized pharmacy supports and operates a network of MedCenter kiosks. Payors include the patient and third-party payors (e.g., pharmacy benefit managers, insurance companies and governmental agencies). The SpotRx Pharmacy segment focuses on the Medicare (65+ year old) market and the medical clinics where Medicare recipients receive care. We typically pay rent to the health care site operator where the MedCenter kiosk is located. As of December 31, 2020, SpotRx had 57 MedCenter kiosks deployed and was operating in six central pharmacies, three in California, two in Arizona, and one Michigan.
Pharmacy Technology Segment
The Pharmacy Technology Segment comprises MedAvail Technologies (US) Inc., a Delaware corporation, our wholly owned subsidiary through MedAvail, and referred to as “MedAvail Technologies”. MedAvail Technologies sells the MedPlatform System to customers that includes the MedCenter prescription dispensing kiosk, software, integration services, and maintenance services. The customer provides and conducts all pharmacy staff and operations, including procuring and packaging all medications for stocking in the MedCenter kiosks. The MedPlatform agreement consideration includes either an initial lump sum payment upon MedCenter kiosk integration and installation, with monthly payments thereafter, for software and maintenance services; or a combined monthly payment that includes the MedCenter kiosk, integration services, software, and maintenance services.
The major steps of our deployment process include integration with the customer’s pharmacy software, including educating and training customer pharmacy staff, and MedCenter kiosk site planning and installation. The deployment process typically runs three to four months.
Our Competitive Strengths
Published studies have shown that medical clinics and other health care sites with an embedded pharmacy have higher patient medication adherence, with resulting improved health outcomes. However, deploying a traditional retail pharmacy in a medical clinic is costly. Most medical clinics cannot support the cost of establishing and running a physical pharmacy.

Our proprietary hardware and software technology has the following unique strengths:
•The SpotRx Pharmacy provides an embedded pharmacy with no capital investment or operational costs to the health care site location operator;
•The MedPlatform systems reduce customer pharmacy capital costs and operating cost through telehealth technology, automation, and sharing centralized resources;
•The MedCenter kiosk and support software are a proprietary real time telehealth platform, delivering remote pharmacy team, dispensing medications, answering patient questions, and supporting administrative functions;
•The SpotRx and MedPlatform software support systems share data with the healthcare practitioners to support patient adherence to improve patient health outcomes; and
•The SpotRx centralized pharmacy team supports medication adherence by combining regular refill reminders via text, phone or email, and convenient MedCenter kiosk dispensing, or free home courier delivery.
Our Growth Strategy
The SpotRx Retail Pharmacy Services segment primarily targets medical clinics that write at least 10,000 Medicare prescription claims per year. Based on Centers for Medicare & Medicaid Services, or CMS, data, there are approximately 260 clinics in Arizona and approximately 1,200 clinics in California that would qualify as potential sites. Currently SpotRx Pharmacy expansion is focused on six key states: Arizona, California, Michigan with future expansion into Illinois, Florida and Texas. The total medication spending for Medicare patients in these states was $40 billion according to a 2018 CMS study. Total Medicare Part D spending in the United States in this same period was $100 billion. When we enter a state, we focus on large health care provider chains that mainly support a Medicare population and then seek growth within those chains.
The Pharmacy Technology segment primarily targets customers that stand to benefit from the use of our MedCenter technology to better serve their customer base. There is a wide range of customer types and business benefits that our technology addresses. Pharmacy Technology customer types include large healthcare systems, mass merchandise retailers, hospital systems, etc. Our customers report that our technology creates value for them, including lower operating costs, and a better consumer experience for their customers. We focus on an enterprise sales approach that demonstrates to potential customers the expected benefits of lower operating costs, better customer service, and improved medication adherence.
The consequences of the COVID-19 pandemic highlighted the SpotRx Pharmacy and MedPlatform benefits. As a result, health systems such as Texas Health Resources began to deploy our MedPlatform technology to increase their pharmacy footprint, with an initial focus on their emergency departments. Additionally, certain states changed their regulations to allow our technology (e.g. Florida and Washington implemented new laws effective July 1, 2020), while Texas has enacted temporary laws to allow MedCenter kiosk deployments, with the creation of new permanent laws expected in 2021.
Risk Factors
Investing in our common stock involves risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. These risks are discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks and uncertainties include, but are not limited to, the following:
•Our pharmacy business is dependent upon access to payer networks. If we are not able to maintain adequate levels of third-party coverage and reimbursement for our pharmacy drug sales, if third parties rescind or modify their coverage, or if patients are left with significant out-of-pocket costs, it would have a material adverse effect on our business, financial condition and results of operations.

•We rely on a limited number of prescription drug wholesalers to supply our pharmacies. The loss of any of these relationships and/or fluctuations in pharmaceutical prices could disrupt our business and adversely impact our business, financial condition and results of operations.
•The retail pharmacy market is highly competitive. If our competitors are able to develop new products and services that gain greater acceptance in the market place than any products and services we develop, our commercial opportunities will be reduced. If our competitors are better able to respond to changes in market dynamics, our business position, financial condition and results of operations could be adversely affected.
•Our technology business is dependent upon clinics adopting our MedCenters, and if we fail to obtain broad adoption, our business would be adversely affected.
•We rely on Kitron Technologies, or Kitron, to manufacture our MedCenters, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition and results of operations.
•We have a history of net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future.
•The COVID-19 pandemic and efforts to reduce its spread have impacted, and may in the future periods negatively impact, our business and operations.
•We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.
•Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.
Merger with MedAvail, Inc.
On November 17, 2020 our wholly-owned subsidiary, Matrix Merger Sub, Inc., a corporation formed in the State of Delaware, or Merger Sub, merged with and into MedAvail, Inc., or MAI, the corporate existence of Merger Sub ceased, and MAI became our wholly-owned subsidiary as a result of the merger, or the Merger. As of result of the Merger, we acquired the business of MAI. Prior to the effective time of the Merger, on November 16, 2020, we contributed substantially all of the assets and liabilities of the pre-Merger company MYOS RENS Technology Inc., or MYOS, to MYOS Corp., a Delaware corporation, or MYOS Corp., in exchange for all the outstanding shares of common stock MYOS Corp. On November 18, 2020, the MYOS shareholders of record existing as of October 2, 2020 were issued a pro rata dividend of all the outstanding shares of MYOS Corp. Immediately after the completion of the Merger, we reincorporated as a Delaware corporation and adopted “MedAvail Holdings, Inc.” as our company name. We, as the company post-Merger, operate under the name “MedAvail Holdings” and our trading symbol is “MDVL.”
The Merger was treated as a recapitalization and reverse acquisition for us for financial reporting purposes, and MAI is considered the acquirer for accounting purposes.
As a result of the Merger and the change in our business and operations, a discussion of the past financial results of MYOS is not pertinent, and under applicable accounting principles, the historical financial results of MAI, the accounting acquirer, prior to the Merger are considered our historical financial results.
On November 17, 2020 in connection with the Merger, we effected a reverse stock split at a ratio of one new share for every 12 shares of our common stock outstanding, or the Reverse Stock Split. At the effective time of the Merger, each share of MAI’s capital stock (on an as converted to MAI common stock basis) issued and outstanding immediately prior to the Merger converted into the right to receive approximately 1.26 shares of our common stock, or the Exchange Ratio. As a result, 30,665,560 shares of our common stock were issued to former holders of MAI’s issued and outstanding capital stock after adjustments due to rounding for fractional shares.

In addition, (i) options to purchase 2,038,040 shares of MAI’s common stock issued and outstanding immediately prior to the closing of the Merger under MAI’s 2012 Equity Incentive Plan and 2018 Equity Incentive Plan were assumed and converted into options to purchase 2,568,281 shares of our common stock, and (ii) warrants to purchase 1,290,801 shares of MAI’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 1,626,622 shares of our common stock.
Implications of Being a Smaller Reporting Company
We are a “smaller reporting company” and will remain a smaller reporting company while either (i) the market value of our stock held by non-affiliates was less than $250 million as of the last business day of our most recently completed second fiscal quarter or (ii) our annual revenue was less than $100 million during our most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700 million as of the last business day of our most recently completed second fiscal quarter. We intend to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies, such as reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not smaller reporting companies.
Corporate Information
We were originally incorporated as MYOS Corporation in the State of Nevada in April 2007. In March 2016, we completed a merger with our wholly-owned subsidiary, MYOS RENS Technology Inc., and formally assumed the subsidiary’s name by filing Articles of Merger with the Secretary of State of the State of Nevada. The subsidiary was incorporated solely for the purpose of effecting the name change and the merger did not affect our governing documents or corporate structure in any other way. Following our acquisition of MedAvail, Inc. in November 2020, we reincorporated as a Delaware corporation and changed our name to MedAvail Holdings, Inc. In accordance with “reverse merger” accounting treatment, our historical financial statements as of period ends, and for periods ended, prior to our acquisition of MedAvail, Inc. were replaced with the historical financial statements of MedAvail, Inc. in our SEC filings made after the acquisition.
Our principal executive offices are located at 6665 Millcreek Dr. Unit 1, Mississauga, Ontario, Canada L5N 5M4, and our telephone number is (973) 509-0444. Our website is www.medavail.com. Information contained on our website is not part of this prospectus or the registration statement of which it forms a part and is not incorporated by reference in this prospectus or the registration statement of which it forms a part.

THE OFFERING

Shares of common stock to be resold from time to time by the Selling Stockholders (including the shares to be issued by us upon exercise of the Resale Warrants)	15,193,972 shares.

Shares of common stock outstanding	31,944,803 shares prior to any exercise of the Resale Warrants. 33,619,354 shares after giving effect to the exercise of all of the outstanding Resale Warrants.

Use of proceeds
We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders. We will receive up to an aggregate of approximately $3.3 million from the exercise of the Resale Warrants, assuming the exercise in full of the Resale Warrants for cash.

See “Use of Proceeds.”

Shares subject to certain lock-up agreements
14,379,254 Resale Shares registered pursuant to this Registration Statement will not be eligible for sale until the expiration of certain lock-up agreements on May 17, 2021, subject to certain exceptions.

Nasdaq symbol	“MDVL.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Unless otherwise indicated, all information in this prospectus relating to the number of shares of our common stock outstanding is based on 31,944,803 shares outstanding as of April 16, 2021 and does not include:
•1,674,551 shares of common stock issuable upon the exercise of the Resale Warrants with a weighted-average exercise price of $1.9847 per share;
•2,511,848 shares of common stock issuable upon exercise of options outstanding at a weighted-average exercise price of $2.6310 per share;
•50,922 shares of common stock issuable upon vesting of restricted stock units;
•4,859,832 shares of common stock reserved for future issuance under our 2020 Equity Incentive Plan; and
•1,018,161 shares of common stock reserved for future issuance under our 2020 Employee Stock Purchase Plan.
Unless otherwise indicated, all information in this prospectus reflects or assumes the following:
•no exercise or termination of options or warrants outstanding after April 16, 2021.

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below, together with the other information contained in this prospectus and the documents incorporated by reference herein. If any of these risks is realized, our business, financial condition, results of operations and prospects could be materially and adversely affected. In that event, the trading price of our common stock could decline and you could lose part or all of your investment. Additional risks and uncertainties that are not yet identified or that we think are immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.
Risk Factors Summary
Below is a summary of some of the more significant risks and uncertainties we face. This summary is not exhaustive and is qualified by reference to the full set of risk factors set forth below. The principal factors and uncertainties that make investing in our company risky include, among others:
•Our pharmacy business is dependent upon access to payer networks. If we are not able to maintain adequate levels of third-party coverage and reimbursement for our pharmacy drug sales, if third parties rescind or modify their coverage, or if patients are left with significant out-of-pocket costs, it would have a material adverse effect on our business, financial condition and results of operations.
•We rely on a limited number of prescription drug wholesalers to supply our pharmacies. The loss of any of these relationships and/or fluctuations in pharmaceutical prices could disrupt our business and adversely impact our business, financial condition and results of operations.
•The retail pharmacy market is highly competitive. If our competitors are able to develop new products and services that gain greater acceptance in the market place than any products and services we develop, our commercial opportunities will be reduced. If our competitors are better able to respond to changes in market dynamics, our business position, financial condition and results of operations could be adversely affected.
•Our technology business is dependent upon clinics adopting our MedCenters, and if we fail to obtain broad adoption, our business would be adversely affected.
•We rely on Kitron Technologies, or Kitron, to manufacture our MedCenters, which makes us vulnerable to supply shortages and price fluctuations that could have a material adverse effect on our business, financial condition and results of operations.
•We have a history of net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future.
•The COVID-19 pandemic and efforts to reduce its spread have impacted, and may in the future periods negatively impact, our business and operations.
•We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.
•Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.
Risks Related to our Operations
We are an early-stage company with a history of net losses, and expect to incur operating losses in the future and may not be able to achieve or sustain profitability. We have a limited history operating as a commercial company.
We have incurred net losses since its inception in 2012. For the years ended December 31, 2020 and 2019, we had a net loss of $26.8 million, and $21.5 million, respectively, and we expect to continue to incur additional losses in the future. As of December 31, 2020, we had an accumulated deficit of $148.3 million. To date, we have financed our operations primarily through equity and debt financings and from deployments of our MedCenter kiosk solution and the operation of our full-service retail pharmacy platform. The losses and accumulated deficit have primarily been due to the substantial investments that we have made to develop our products, as well as for costs related to general research and development, including clinical and regulatory initiatives to obtain marketing approval, sales and marketing efforts and infrastructure improvements.
We began commercializing our products in the United States in 2016 and therefore do not have a long history operating as a commercial company. Over the next several years, we expect to continue to devote a substantial amount of our resources to, among other matters, expand commercialization efforts and increase adoption for our products and develop additional products. In addition, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Accordingly, we expect to continue to incur operating losses for the foreseeable future and we cannot assure you that we will achieve profitability in the future or that, if we become profitable, that we will sustain profitability. Our failure to achieve and sustain profitability in the future will make it more difficult to finance our business and accomplish our strategic objectives, which would have a material adverse effect on our business, financial condition and results of operations and cause the market price of our common stock to decline. In addition, failure of our products to significantly penetrate the target markets would negatively affect our business, financial condition and results of operations.
Our core technology, the MedCenter, has been in market since 2015 at limited volume. Over the past two years we opened our own retail pharmacy, SpotRx Pharmacy, which focuses on the Medicare Provider market. This new focus which comprise a substantial portion of our current revenue, and thus the model has a limited operating history; this makes it difficult to predict our future operating results.
We began shipping our first products in 2015. Given the constantly evolving market for retail pharmacy, regulatory changes to government healthcare programs and the constant competitive pressures in this market, our limited operating history with this market provides a limited basis upon which to evaluate our ability to accomplish our business objectives. We are in the early stages of deployment, and there are many risks associated with the rapidly changing retail pharmacy and Medicare market. We may not be successful in addressing these risks; and our limited operating history adds to the difficulty in forecasting our future revenue and planning expenses accordingly and, therefore, predicting our future operating results.
We face risks relating to the availability, pricing and safety profiles of prescription drugs that we purchase and sell.
Our path to profitability is dependent upon the utilization of prescription drug products. We dispense significant volumes of brand name and generic drugs. Our revenues, operating results and cash flows may decline if physicians cease writing prescriptions for drugs or the utilization of drugs is reduced due to:
•increased safety risk profiles or regulatory restrictions;
•manufacturing or other supply issues;
•certain products being withdrawn by their manufacturers or transitioned to over-the-counter products;
•future FDA rulings restricting the supply or increasing the cost of products;
•the introduction of new and successful prescription drugs or lower-priced generic alternatives to existing brand name products; or
•inflation in the price of brand name drugs.
In addition, increased utilization of generic drugs, which normally yield a higher gross profit rate than equivalent brand name drugs, has resulted in pressure to decrease reimbursement payments to us and pharmacies in general for generic drugs, causing a reduction in our margins on sales of generic drugs. Consolidation within the generic drug manufacturing industry and other external factors may enhance the ability of manufacturers to sustain or increase pricing of generic drugs and diminish our ability to negotiate reduced generic drug acquisition costs. Any inability to offset increased brand name or generic prescription drug acquisition costs or to modify our activities to lessen the financial impact of such increased costs could have a significant adverse effect on our operating results.
We purchase a significant amount of prescription drugs from a limited number of wholesalers. The loss of any of these relationships could disrupt our business and adversely impact our revenues for one or more fiscal quarters.
The loss of any of these relationships, the failure by the suppliers to fulfill our purchase orders on a timely basis or at all, or a contractual dispute could significantly disrupt our business and adversely impact our revenues for one or more fiscal quarters. In the event of a contractual dispute, we could become involved in litigation, the outcome of which may be uncertain or difficult to predict and could result in our incurrence of substantial costs regardless of the outcome.
Our business could also be harmed by any governmental enforcement actions, regulatory proceedings, inquiries and investigations, or similar actions, or similar private proceedings, that would alter how drug manufacturers promote or sell products and services.
The specialty pharmacy and pharmacy benefit managers, or PBM, industries are highly litigious and future litigation or other proceedings could subject us to significant monetary damages or penalties or require us to change our business practices, which could impair our reputation and result in a material adverse effect on our business.
We are subject to risks relating to litigation, enforcement actions, regulatory proceedings, government inquiries and investigations, and other similar actions in connection with our business operations. While we are currently not subject to any material litigation of this nature relating to our business operations, such litigation is not unusual in our industry. Further, while certain costs are covered by insurance, we may incur uninsured costs related to the defense of such proceedings that could be material to our financial performance. In addition, as a public company, any material decline in the market price of our common stock may expose us to purported class action lawsuits that, even if unsuccessful, could be costly to defend or indemnify (to the extent not covered by insurance) and a distraction to management. The results of legal proceedings are often uncertain and difficult to predict, and the Company could from time to time incur judgments, enter into settlements, materially change our business practices or technologies or revise our expectations regarding the outcome of certain matters. In addition, the costs incurred in litigation can be substantial, regardless of the outcome. If one or more of these proceedings or any future proceeding has an unfavorable outcome, we cannot provide any assurance it would not have a material adverse effect on our business and results of operations, including our ability to attract and retain clients as a result of any negative reputational impact of such an outcome.
Our products, both hardware and software, are complex and require precision in design and manufacturing. Any errors in product performance could result in significant harm to our reputation and our business.
The development and production of new products with high technology content, such as our MedCenter Kiosk, is complicated and often involves problems with software, components and manufacturing methods. Our products have contained and may continue to contain one or more undetected errors, defects or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by consumers.We suspect that errors, including potentially serious errors, may be found from time to time in its products. Our MedCenter Kiosk may suffer degradation of performance and reliability over time. Furthermore, because we outsource the manufacturing of almost all of the key hardware components of our MedCenter Kiosk, we may also be subject to product performance problems as a result of the acts or omissions of these third parties.
If reliability, quality or other problems develop, a number of negative effects on our could result, including:
•costs associated with fixing or replacing products;
•reduced orders from existing customers; and
•declining interest from potential customers.
Reduced access to payer networks would have significant impact to our business.

Access to payer networks which reimburse our pharmacy upon dispense is renewed on an annual basis. Any inability to renew in a network would exclude us from filling prescriptions for those Medicare patients and impact our ability to operate.
We have experienced significant growth, and if we are unable to manage our administrative and operational infrastructures in view of this growth, then we will suffer significant harm.
We will require further expansion of our infrastructure and headcount if we are to achieve planned expansion of our product offerings and planned increases in our customer base. Our growth has placed, and is expected to continue to place, a significant strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies, and reporting systems and procedures.
We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which would damage our reputation and brand and substantially harm our business and results of operations.
We depend on access to clinics and needs to maintain good working relationships with the clinics in order to continue to grow our business.
We are dependent upon access to clinics to acquire customers and runs its MedCenter Kiosks at sites where treatment is rendered and prescriptions generated. We need to continue to have access to clinics in order to acquire new customers to grow our business. We must maintain good working relationships with the managers of those clinics. In the event that we do not maintain those relationships, we may lose access to clinics and that may have a material and adverse relationship on our ability to grow and will negatively impact our results of operations as a result.
Our business results depend on our ability to successfully manage ongoing organizational change and business transformation and achieve cost savings and operating efficiency initiatives.
If we are unable to continually obtain productivity improvements, while continuing to invest in business growth, or if the volume and nature of change overwhelms available resources, our business operations and financial results could be materially and adversely impacted. Our ability to successfully manage and execute these initiatives and realize expected savings and benefits in the amounts and at the times anticipated is important to our business success. Any failure to do so, which could result from our inability to successfully execute organizational change and business transformation plans, changes in global or regional economic conditions, competition, changes in the industries in which it competes, unanticipated costs or charges, loss of key personnel and other factors described herein, could have a material adverse effect on our businesses, financial condition and results of operations.
We face significant competition in attracting and retaining talented employees. Further, managing succession for, and retention of, key executives is critical to our success, and our failure to do so could adversely affect our businesses, operating results and/or future performance.
Our ability to attract and retain qualified and experienced employees is essential to meet our current and future goals and objectives. There is no guarantee we will be able to attract and retain such employees or that competition among potential employers will not result in increased compensation and/or benefits costs. In addition, our success is highly dependent on the continued services of key members of our executive management team and others in key management positions. Any of our employees may terminate their employment with us at any time. If we lose one or more key employees, are unable to retain existing employees or attract additional employees, or we experience an unexpected loss of leadership, then we may experience difficulties in competing effectively, developing our technologies, or implementing our business strategy, and, as a result, we could experience a material adverse effect on our businesses, operating results and/or future performance.
In addition, our failure to adequately plan for succession of senior management and other key management roles or the failure of key employees to successfully transition into new roles could have a material adverse effect on our businesses, operating results and/or future performance. The succession plans we have in place and our employment arrangements with certain key executives do not guarantee the services of these executives will continue to be available to us.
If we or the businesses we interact with do not maintain the privacy and security of sensitive customer and business information, it could damage our reputation and we could suffer a loss of revenue, incur substantial additional costs and become subject to litigation and regulatory scrutiny.
The protection of customer, employee, and our data is critical to the our businesses. Cybersecurity and other information technology security risks, such as a significant breach of customer, employee, or company data, could create significant workflow disruption, attract a substantial amount of media attention, damage our customer relationships, reputation and brand, and result in lost sales, fines or lawsuits. Throughout our operations, we receive, retain and transmit certain personal information that our customers and others provide to purchase products or services, fill prescriptions, enroll in promotional programs, participate in our customer loyalty programs, register on our websites, or otherwise communicate and interact with us. In addition, aspects of our operations depend upon the secure transmission of confidential information over public networks. Like other global companies, we and businesses we interact with have experienced threats to data and systems, including by perpetrators of random or targeted malicious cyber-attacks, computer viruses, worms, bot attacks or other destructive or disruptive software and attempts to misappropriate customer information, including credit card information, and cause system failures and disruptions. Any compromise of our data security systems or of those of businesses with whom we interact, which results in confidential information being accessed, obtained, damaged or used by unauthorized or improper persons, could harm our reputation and expose us to regulatory actions, customer attrition, remediation expenses, and claims from customers, financial institutions, payment card associations and other persons, any of which could materially and adversely affect our business operations, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, a security breach could require that we expend substantial additional resources related to the security of information systems and disrupt our businesses.
We depend on and interact with the information technology networks and systems of third-parties for many aspects of our business operations, including payers, strategic partners and cloud service providers. These third parties may have access to information we maintain about the Company or our operations, customers, employees and vendors, or operating systems that are critical to or can significantly impact our business operations. Like us, these third-parties are subject to risks imposed by data breaches and cyber-attacks and other events or actions that could damage, disrupt or close down their networks or systems. Any expansion of information technology outsourcing, including through arrangements with our strategic partners, may increase vulnerabilities and weaknesses relating to cybersecurity and data management. Security processes, protocols and standards that we have implemented and contractual provisions requiring security measures that we may have sought to impose on such third-parties may not be sufficient or effective at preventing such events, which could result in unauthorized access to, or disruptions or denials of access to, or misuse of, information or systems that are important to our business, including proprietary information, sensitive or confidential data, and other information about its operations, customers, employees and suppliers, including personal information.
The regulatory environment surrounding data security and privacy is increasingly demanding, with the frequent imposition of new and changing requirements across businesses and geographic areas. We are required to comply with increasingly complex and changing data security and privacy regulations in the United States and in other jurisdictions in which we operate that regulate the collection, use and transfer of personal data, including the transfer of personal data between or among countries. In the United States, for example, HIPAA imposes extensive privacy and security requirements governing the transmission, use and disclosure of health information by covered entities in the health care industry, including health care providers such as pharmacies. In addition, the California Consumer Privacy Act, which went into effect on January 1, 2020, imposes stringent requirements on the use and treatment of “personal information” of California residents, which term is broadly defined to include, among other things, information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked to a consumer or household. Other U.S. states have enacted, or are proposing similar laws related to the protection of personal data. In addition, the U.S. federal government is considering federal privacy legislation. Outside the United

States, many of our business units operate in countries with stringent data protection regulations, and these laws continue to change. For example, the European Union’s General Data Protection Regulation, which became effective in May 2018, greatly increased the jurisdictional reach of European Union data protection laws and added a broad array of requirements for handling personal data, including the public disclosure of significant data breaches, and provides for greater penalties for noncompliance. Other countries have enacted or are considering enacting data localization laws that require certain data to stay within their borders. Complying with changing regulatory requirements requires us to incur substantial costs and may require changes to our business practices in certain jurisdictions, any of which could materially and adversely affect our business operations and operating results. We may also face audits or investigations by one or more domestic or foreign government agencies relating to our compliance with these regulations. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. If we or those with whom we share information fail to comply with these laws and regulations or experience a data security breach, our reputation could be damaged and we could be subject to additional litigation and regulatory risks, particularly to the extent the breach relates to sensitive data. Our security measures may be undermined due to the actions of outside parties, employee error, malfeasance, or otherwise, and, as a result, an unauthorized party may obtain access to our data systems and misappropriate business and personal information. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and credibility, and potentially have a material adverse effect on our business operations, financial condition and results of operations.
Our business success and operating results depend in part on effective information technology systems and on continuing to develop and implement improvements in technology. Pursuing multiple initiatives simultaneously could make this continued development and implementation significantly more challenging.
Many aspects of our operations are dependent on our information systems and the information collected, processed, stored, and handled by these systems. We rely heavily on its computer systems to manage our ordering, pricing, point-of-sale, pharmacy fulfillment, inventory replenishment, claims processing, customer loyalty and subscription programs, finance and other processes. Throughout our operations, we collects, processes, maintains, retains, evaluates, utilizes and distributes large amounts of confidential and sensitive data and information, including personally identifiable information and protected health information, that our customers, members and other constituents provide to purchase products or services, enroll in programs or services, register on our websites, interact with our personnel, or otherwise communicates with the Company. In addition, for these operations, the Company depends in part on the secure transmission of confidential information over public networks.
We have many different information and other technology systems supporting our businesses. Our businesses depend in large part on these systems to adequately price our products and services; accurately establish reserves, process claims and report operating results; and interact with providers, employer plan sponsors, customers, members, consumers and vendors in an efficient and uninterrupted fashion. In addition, recent trends toward greater consumer engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Certain of our technology systems, including software, are older, legacy systems that are less flexible, less efficient and require a significant ongoing commitment of capital and human resources to maintain, protect and enhance them and to integrate them with our other systems. We must re-engineer and reduce the number of these systems to meet changing consumer and vendor preferences and needs, improve our productivity and reduce its operating expenses. We also need to develop or acquire new technology systems, contract with new vendors or modify certain of our existing systems to support the consumer-oriented and transformation products and services we are developing, operating and expanding and/or to meet current and developing industry and regulatory standards, including to keep pace with continuing changes in information processing technology and emerging cybersecurity risks and threats. If we fail to achieve these objectives, our ability to profitably grow our business and/or our operating results may be adversely affected.
In addition, information technology and other technology and process improvement projects frequently are long-term in nature and may take longer to complete and cost more than we expect and may not deliver the benefits we project once they are complete. If we do not effectively and efficiently secure, manage, integrate and enhance our technology portfolio, including vendor sourced systems, we could, among other things, have problems determining health care and other benefit cost estimates and/or establishing appropriate pricing, meeting the needs of customers, consumers, providers, members and vendors, developing and expanding our consumer-oriented products and services or keeping pace with industry and regulatory standards, and our operating results may be adversely affected.
We could be adversely affected by product liability, product recall, personal injury or other health and safety issues.
We could be adversely impacted by the supply of defective or expired products, including the infiltration of counterfeit products into the supply chain, errors in re-labeling of products, product tampering, product recall and contamination or product mishandling issues. Errors in the dispensing and packaging of pharmaceuticals, including related counseling could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the products or pharmaceuticals we sell or services we provide. For example, from time to time, the FDA issues statements alerting patients that products in our and other pharmacies supply chains may contain impurities or harmful substances, and claims relating to the sale or distribution of such products may be asserted against us or arise from these statements. Should a product or other liability issue arise, the coverage limits under our insurance programs and third-party indemnification amounts available to us may not be adequate to protect us against claims and judgments. We also may not be able to maintain this insurance on acceptable terms in the future.
Changes in economic conditions could adversely affect consumer buying practices.
Ours performance has been, and may continue to be, adversely impacted by changes in global, national, regional or local economic conditions and consumer confidence. These conditions can also adversely affect our key vendors and customers. External factors that affect consumer confidence and over which we exercise no influence include the impact of COVID-19 and any future pandemics, unemployment rates, inflation, levels of personal disposable income, levels of taxes and interest and global, national, regional or local economic conditions, as well as acts of war or terrorism. Changes in economic conditions and consumer confidence could adversely affect consumer preferences, purchasing power and spending patterns, which could lead to a decrease in overall consumer spending as well as in prescription drug and health services utilization and which could be exacerbated by the increasing prevalence of high-deductible health insurance plans and related plan design changes.
We could be adversely impacted by changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters.
Generally Accepted Accounting Principles, or GAAP, and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our businesses, including, but not limited to, revenue recognition, asset impairment, impairment of goodwill and other intangible assets, inventories, equity method investments, vendor rebates and other vendor consideration, lease obligations, self-insurance liabilities, pension and postretirement benefits, tax matters, unclaimed property laws and litigation and other contingent liabilities are highly complex and involve many subjective assumptions, estimates and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments could significantly change our reported or expected financial performance or financial condition. For example, changes in accounting standards and the application of existing accounting standards particularly related to the measurement of fair value as compared to carrying value for our reporting units, including goodwill, intangible assets and investments in equity interests, may have an adverse effect on our financial condition and results of operations. Factors that could lead to impairment of goodwill and intangible assets include significant adverse changes in the business climate and declines in the financial condition of a reporting unit. Factors that could lead to impairment of investments in equity interests of the companies in which we invested include a prolonged period of decline in their operating performance or adverse changes in the economic, regulatory and legal environments of the countries in which they operate.
New accounting guidance also may require changes to our processes, accounting systems and internal controls that could increase our operating costs and/or significantly change our financial statements. For example, in February 2016, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2016-02, Leases (Topic 842), which supersedes Topic 840, Leases. This ASU, which became effective for us in fiscal years beginning after December 15, 2019 (fiscal year 2020), and for interim periods beginning after December 15, 2020, seeks to increase the transparency and comparability of organizations by recognizing operating lease assets and operating lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The adoption approach for these accounting standards affect the comparability of our consolidated financial statements. Implementing new accounting guidance may require us to make significant changes to and investments in our accounting systems and processes, which could result in significant adverse changes to our financial statements.
We may be required to pay significant penalties if we are not able to fulfill all of our registration requirements under an outstanding registration rights agreement.
We have registration rights obligations with respect to shares of Common Stock held by legacy MedAvail stockholders. Pursuant to these obligations, we will be required to file a registration statement within a certain time period following the closing of the Merger and then have the registration statement declared effective within a certain time period thereafter and to maintain the effectiveness of such registration statement. The failure to do so could result in the payment of liquidated damage by us, which could be as much as approximately $150,000 per month until the certain registration statement is declared effective. There can be no assurance that we will not incur damages with respect to such agreement.
Significant and increasing pressure from third-party payers to limit reimbursements could materially and adversely impacts our profitability, results of operations and financial condition.
The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit managers, or PBMs, government programs (such as Medicare, Medicaid and other federal and state funded programs), and other third-party payers to limit pharmacy reimbursements, as well as litigation and other legal proceedings or governmental regulation related to how drugs are priced, may adversely impact its profitability. While manufacturers have increased the price of drugs, payers have generally decreased reimbursement rates as a percentage of drug cost.
Pharmacy Benefit Managers:
We derive a significant portion of its sales from prescription drug sales reimbursed through prescription drug plans administered by a limited number of PBM companies and health plans. PBM companies typically administer multiple prescription drug plans that expire at various times and provide for varying reimbursement rates, and often limit coverage to specific drug products on an approved list, known as a formulary, which might not include all of the approved drugs for a particular indication. Reimbursements received from PBMs are determined pursuant to agreements. Should PBMs seek to negotiate reduced reimbursement rates or to adjust reimbursement rates downward, or change products covered under their formulary, this could negatively impact our profitability. In addition, PBMs may not be willing to accept or otherwise restrict our participation in networks of pharmacy providers to comply with PBM demands. We may elect not to continue or enter into participation in a pharmacy provider network if reimbursements are too low. Should we exit a pharmacy provider network and later resume participation, we may not achieve the same level of business and clients or the PBMs may not choose to include us again in the pharmacy network for their plans. In such events, we may incur increased marketing and other costs to offset these client losses through other strategic initiatives. As a result, we may lose sales, and if we are unable to replace any such lost sales, our operating results could be materially and adversely affected.
Medicare and Medicaid:
Reimbursement from government programs is subject to a myriad of requirements, including but not limited to statutory and regulatory, administrative rulings, interpretations, retroactive payment adjustments, governmental funding restrictions, and changes to, or introduction of, legislation, all of which may materially affect the amount and timing of reimbursement payments to us. These changes may reduce our revenue and profitability on services provided to Medicare and Medicaid patients and increase our working capital requirements.
The utilization of Medicare Part D by cash and state Medicaid customers, with established pharmacy network payments based on actual acquisition cost, has resulted in increased utilization and decreased pharmacy gross margin rates. In addition, changes to Medicare Part D, such as the elimination of the tax deductibility of the retiree drug subsidy payment received by sponsors of retiree drug plans, could result in our PBM clients deciding to discontinue providing prescription drug benefits to their Medicare-eligible members. To the extent this occurs, the adverse effects of increasing customer migration into Medicare Part D may outweigh the benefits we realize from the growth of its Medicare Part D business.
Given the significant competition in the industry, we have limited bargaining power to counter payer demands for reduced reimbursement rates. If we are unable to negotiate for acceptable reimbursement rates or replace unfavorable contracts with new business on acceptable terms, our revenues and business could be adversely affected. Should we experience a loss of sales as a result of reduced reimbursement rates and be unable to appropriately adjust staffing levels in a timely and efficient manner, this may negatively impact our financial condition or results of operations.
There have been multiple executive, congressional and judicial attempts to modify or repeal the ACA. We cannot predict the success or effect any modification or repeal and any subsequent legislation would have on reimbursement levels. Furthermore, a third-party payer may not be able to pay timely, or may delay payment of, amounts owed to us due to budgetary constraints or deterioration of financial condition. Recent or future changes in prescription drug reimbursement policies and practices may materially and adversely affect its results of operations.
The amount of DIR fees charged by PBMs, as well as the timing of assessing such fees and the methodology in calculating such fees, may have a material adverse impact on our financial performance and, to the extent such fees are material, may limit our ability to provide accurate financial guidance for future periods.
Some PBMs charge certain direct and indirect remuneration, or DIR, fees, often calculated and charged several months after adjudication of a claim, which adversely impacts our profitability. DIR fees is a term used by The Centers for Medicare & Medicaid Services, or CMS, to address price concessions that ultimately may impact the prescription drug reimbursement of Medicare Part D plans, but are not captured at the point of sale. Further, the timing of assessments, changes in the manner in which DIR fees are assessed and methodology in computing DIR fees may materially impact our ability to provide accurate financial guidance to investors and analysts, and may result in a future change in the estimated DIR fees we have recognized. In addition, as reimbursement pressure increases throughout the industry and as our business grows, the amount of DIR fees assessed is expected to increase, which could have an adverse impact on our revenues and results of operations.
Shifts in pharmacy mix toward lower margin drugs could negatively impact our financial condition.
A shift in the mix of pharmacy prescription volume towards lower margin drugs could negatively impact our financial condition. If our prescription volume shifts towards lower margin drugs or drugs with lower reimbursement rates and we are not able to generate additional prescription volume or other business that is sufficient to offset the impact of lower margin or reimbursement rates decline from current levels in future years, our financial condition could be materially and adversely affected.
Industry pricing benchmarks may change, negatively impacting the revenue we derive from product sales.
It is possible that the pharmaceutical industry or regulators may evaluate and/or develop an alternative pricing reference to replace average wholesale price, or AWP, which is the pricing reference used for many pharmaceutical purchase agreements, retail network contracts, specialty payer agreements and other contracts with third party payers in connection with the reimbursement of specialty drug payments. Future changes to the use of AWP or to other published pricing benchmarks used to establish pharmaceutical pricing, including changes in the basis for calculating reimbursement by federal and state health programs and/or other payers, could negatively impact our pricing arrangements. The effect of these possible changes on our business cannot be predicted at this time.
Programs funded in whole or in part by the U.S. federal government account for a significant portion of our revenues, and we expect that percentage to increase over time.
Programs funded in whole or in part by the U.S. federal government account for a significant portion of our revenues, and we expect that percentage to increase. As our government funded businesses grow, our exposure to changes in federal and state government policy with respect to and/or regulation of the various government funded programs in which we participate also increases.

Our revenues from government funded programs are dependent on annual funding by the federal government and/or applicable state or local governments. Funding for these programs is dependent on many factors outside our control, including general economic conditions, continuing government efforts to contain health care costs and budgetary constraints at the federal or applicable state or local level and general political issues and priorities.
An extended federal government shutdown or a delay by Congress in raising the federal government’s debt ceiling also could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on the value of our investment portfolio, our ability to access the capital markets and our businesses, operating results, cash flows and liquidity.
We could be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs as well as increases in the cost to procure prescription drugs.
The profitability of our pharmacy businesses depends upon the utilization of prescription drugs. Utilization trends are affected by, among other factors, the introduction of new and successful prescription drugs as well as lower-priced generic alternatives to existing brand name drugs. Inflation in the price of drugs also can adversely affect utilization, particularly given the increased prevalence of high-deductible health insurance plans and related plan design changes. New brand name drugs can result in increased drug utilization and associated sales, while the introduction of lower priced generic alternatives typically results in relatively lower sales, but relatively higher gross profit margins. Accordingly, a decrease in the number or magnitude of significant new brand name drugs or generics successfully introduced, delays in their introduction, or a decrease in the utilization of previously introduced prescription drugs, could materially and adversely affect our results of operations.
In addition, if we experience an increase in the amounts we pay to procure pharmaceutical drugs, including generic drugs, it could have a material adverse effect on our results of operations. Our gross profit margins would be adversely affected to the extent we are not able to offset such cost increases. Any failure to fully offset any such increased prices and costs or to modify our activities to mitigate the impact could have a material adverse effect on its results of operations. Additionally, any future changes in drug prices could be significantly different than our expectations.
The industries in which we operate are highly competitive and constantly evolving. New entrants to the market, existing competitor actions or other changes in market dynamics could adversely impact us.
The market for retail medication pharmacy is highly competitive and rapidly evolving. The market is subject to changing technology trends, shifting customer needs and expectations and frequent introduction of new products. We expect competition to persist and intensify in the future as the market for retail pharmacy grows and new and existing competitors devote considerable resources to introducing and enhancing products and services. We face competition from several of the world’s largest providers that provide alternatives, including Genoa, which was acquired by OptumRx, as well as major chains such as Walgreens, CVS, Walmart and Rite Aid.
Our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. In addition, many of our competitors have more extensive customer relationships than we do, and, therefore, our competitors may be in a stronger position to respond quickly to new technologies and may be able to market or sell their products more effectively. Moreover, further consolidation in the retail pharmacy market could adversely affect our customer relationships and competitive position. Our services may not continue to compete favorably. We may not be successful in the face of increasing competition from new products and services introduced by existing competitors or new companies entering the markets in which we operate.
The level of competition in the retail pharmacy industry is high. Changes in market dynamics or actions of competitors or manufacturers, including industry consolidation and the emergence of new competitors and strategic alliances, could materially and adversely impact us. Disruptive innovation, or the perception of potentially disruptive innovation, by existing or new competitors could alter the competitive landscape in the future and require it to accurately identify and assess such changes and if required make timely and effective changes to its strategies and business model to compete effectively. We face intense competition including other drugstore and pharmacy chains, independent drugstores and pharmacies, mail-order pharmacies and various other retailers such as grocery stores, convenience stores, mass merchants, online and omni-channel pharmacies and retailers, warehouse clubs, dollar stores and other discount merchandisers, some of which are aggressively expanding in markets we serve. Competition may also come from other sources in the future.
We also could be adversely affected if we fail to identify or effectively respond to changes in market dynamics. As technology, consumer behavior, omni-channel and differential retail models, and market conditions continue to evolve in the United States, it is important that we maintain the relevance of our brand and product and service offerings to customers and patients.
Consolidation in the healthcare industry could materially adversely affect our business, financial condition and results of operations.
Many healthcare industry participants are consolidating to create integrated healthcare delivery systems with significant market power, and we expect such trend to continue. For example, in November 2018 CVS acquired Aetna and in December 2018 Cigna acquired Express Scripts. As provider networks and managed care organizations consolidate, thereby decreasing the number of market participants, competition to provide products and services like ours will become more intense, and the importance of establishing relationships with key industry participants will become greater. In addition, industry participants may try to use their increased market power to negotiate price reductions for our products and services. We expect that market demand, government regulation, third party reimbursement policies and societal pressures will continue to cause the healthcare industry to evolve, potentially resulting in further business consolidations and alliances among the industry participants with whom we engage. If we are forced to reduce prices as a result of either an imbalance of market power or decreased demand for our products, revenue would be reduced, and we could become significantly less profitable.
Each of our segments operates in a highly competitive and evolving business environment; and gross margins in the industries in which we compete may decline.
We operate in a highly competitive and evolving business environment. Specifically:
•As competition increases in the geographies in which we operate, including competition from new entrants, a significant increase in price compression and/or reimbursement pressures could occur, and this could require us to reevaluate our pricing structures to remain competitive.
•Our success is dependent on our ability to establish and maintain contractual relationships with network pharmacies as PBM clients evaluate adopting narrow or restricted retail pharmacy networks.
•Our competitive advantage is dependent on our ability to establish and maintain contractual relationships with PBMs and other payors on acceptable terms as the payors’ clients evaluate adopting narrow or restricted retail pharmacy networks.
In addition, competitors in each of our businesses may offer services and pricing terms that we may not be willing or able to offer. Competition also may come from new entrants and other sources in the future. Unless it can demonstrate enhanced value to our clients through innovative product and service offerings in the rapidly changing health care industry, we may be unable to remain competitive.
Disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such alterations and make timely and effective changes to our strategies and business model to compete effectively. Consumers also are increasingly seeking to access consumer goods and health care products and services locally and through other direct channels such as mobile devices and websites. To compete effectively in the consumer-driven marketplace, we will be required to develop or acquire new capabilities, attract new talent and develop new service and distribution relationships that respond to consumer needs and preferences.
Changes in marketplace dynamics or the actions of competitors or manufacturers, including industry consolidation, the emergence of new competitors and strategic alliances, and decisions to exclude us from new restricted retail pharmacy networks could materially and adversely affect our businesses, operating results, cash flows and/or prospects.
Our results of operations are subject to the risks and uncertainties of fluctuations in pharmaceutical prices.
Our revenue and gross profit are subject to fluctuation based upon the timing and extent of manufacturer price increases. If the frequency or rate of pharmaceutical price increases slows, our results of operations could be adversely affected. In addition, our profitability is impacted by the utilization of prescription drugs. If utilization declines due to inflation in the price of drugs, particularly given the increased usage of high-deductible health insurance plans, our profitability could be adversely affected. Our gross profits are also subject to price deflation. If pharmaceutical price deflation occurs, our results of operations could be adversely affected.
Furthermore, increases in the amounts we pay to procure pharmaceutical drugs, including generic drugs, could have material adverse effects on our results of operations. If we fail to offset such cost increases or modify our activities to reduce the impact, our results of operations could be materially adversely affected. Our expectations could be materially different than, and any future change in drug prices could be significantly different from, our expectations.
If we fail to comply with applicable laws and regulations, many of which are highly complex, we could be subject to significant adverse regulatory actions or suffer brand and reputational harm.
We are subject to extensive regulation and oversight by state, federal and international governmental authorities. The laws and regulations governing its operations and interpretations of those laws and regulations are increasing in number and complexity, change frequently and can be inconsistent or conflict with one another. In general, these laws and regulations are designed to benefit and protect customers, members and providers rather than us or our investors. In addition, the governmental authorities that regulate our businesses have broad latitude to make, interpret and enforce the laws and regulations that govern us and continue to interpret and enforce those laws and regulations more strictly and more aggressively each year. We also must follow various restrictions on certain of our businesses and the payment of dividends by certain of our subsidiaries put in place by certain state regulators.
In addition, during the past several years, the United States health care industry has been subject to an increase in governmental regulation and enforcement activity at both the federal and state levels. Further, uncertainties exist regarding the application of many of these legal requirements to our business. In addition, it is possible that certain provisions of the current health care reform legislation may be modified, repealed or otherwise invalidated. Changes in these laws and regulations and the related interpretations and enforcement practices may require extensive system and operating changes that may be difficult to implement. Untimely compliance or noncompliance with applicable laws and regulations could adversely affect the continued operation of our business, including, but not limited to: imposition of civil or criminal penalties; significant fines or monetary penalties; suspension or disgorgement of payments from government programs; loss of required government certifications or approvals; loss of authorizations to participate in or exclusion from government reimbursement programs, such as the Medicare and Medicaid programs; or loss of registrations or licensure. The regulations to which we are subject include, but are not limited to: the laws and regulations described in the Government Regulation section; accounting standards; financial disclosure; securities laws and regulations; federal anti-trust laws; tax laws and regulations and their possible reform; laws and regulations relating to the protection of the environment and health and safety matters, including those governing exposure to, and the management and disposal of, hazardous materials and wastes; and laws and regulations of the FTC, the FCC, and the Consumer Product Safety Commission, as well as state regulatory authorities, governing the sale, advertisement and promotion of products that we sell, such as Boards of Pharmacy. The FDA, DEA and various states regulate the distribution of pharmaceuticals and controlled substances. We are required to hold valid DEA, if we distribute controlled substances in the future, and state-level registrations and licenses, meet various security and operating standards and comply with the federal and various states’ controlled substances acts and their accompanying regulations governing the sale, marketing, packaging, holding and distribution of controlled substances. The DEA, FDA and state regulatory authorities have broad enforcement powers, including the ability to suspend our registrations and licenses, seize or recall products and impose significant criminal, civil and administrative sanctions for violations of these laws and regulations. In addition, our business interests outside of the United States are subject to the Foreign Corrupt Practices Act and other applicable domestic and international laws and regulations. We are also subject to the terms of various government agreements and mandates, including those described in the Government Regulation section. In that regard, our business, financial position and results of operations could be adversely affected by existing and new government legislative, regulatory action and enforcement activity, including, without limitation, any one or more of the following:
•the clinical quality, patient safety and other risks inherent in the dispensing, packaging and distribution of drugs and other health care products and services, including claims related to purported dispensing and other operational errors, and its failure to adhere to the laws and regulations applicable to the dispensing of drugs could subject it to civil and criminal penalties;
•federal and state anti-kickback and other laws that govern its relationship with drug manufacturers, customers and consumers;
•federal and state laws and regulations concerning the submission of claims for reimbursement by Medicare, Medicaid and other government programs;
•federal and state laws and regulations governing the purchase, distribution, tracking, management, compounding, dispensing and reimbursement of prescription drugs and related services, and applicable registration or licensing requirements;
•heightened enforcement of controlled substances regulations, if applicable;
•rules and regulations issued pursuant to HIPAA and the HITECH Act; and other federal and state laws affecting the collection, use, disclosure and transmission of health or other personal information, such as federal laws on information privacy precipitated by concerns about information collection through the Internet, state security breach laws and state laws limiting the use and disclosure of prescriber information;
•health care fraud and abuse laws regulations;
•consumer protection laws affecting our health care services, our loyalty programs, our drug discount card programs, the products we sell, the informational calls we make and/or the marketing of our goods and services;
•federal, state and local environmental, health and safety laws and regulations applicable to our business, including the management of hazardous substances, storage and transportation of hazardous materials, and various recordkeeping disclosure and procedure requirements promulgated by the Occupational Safety and Health Administration that may apply to our operations;
•health care reform, managed care reform and plan design legislation;
•laws against the corporate practice of medicine;
•FDA regulation affecting the pharmacy industry;
•government regulation of the development, administration, review and updating of formularies and drug lists including requirements and/or limitations around formulary tiering and patient cost sharing;
•state laws and regulations related to increased oversight of pharmacy activities, including laws related to reimbursement for generics and pharmacy audits;
•drug pricing legislation, including “most favored nation” pricing;
•federal and state laws and regulations establishing or changing prompt payment requirements for payments to retail pharmacies;
•impact of network access legislation or regulations, including “any willing provider” laws, on our ability to manage pharmacy networks;

•ERISA and related regulations;
•administration of Medicare Part D, including legislative changes and/or CMS rulemaking and interpretation;
•Medicare and Medicaid regulations applicable to our business;
•insurance licensing and other insurance regulatory requirements applicable to offering Medicare Part D programs and services or other health care services; and
•direct regulation of pharmacies or PBMs by regulatory and quasi-regulatory bodies.
The scope of the practices and activities that are prohibited by federal and state false claims acts is uncertain and may be the subject of pending or future litigation. Claims under federal and state false claims acts can be brought by the government or by private individuals on behalf of the government through a qui tam or “whistleblower” suit. If we are convicted of fraud or other criminal conduct in the performance of a government program or if there is an adverse decision against it under the federal False Claims Act, we may be temporarily or permanently suspended from participating in government health care programs, including Medicare Advantage, Medicare Part D, Medicaid, dual eligible and dual eligible special needs plan programs, and it also may be required to pay significant fines and/or other monetary penalties. Whistleblower suits have resulted in significant settlements between governmental agencies and health care companies. The significant incentives and protections provided to whistleblowers under applicable law increase the risk of whistleblower suits.
If we fail to comply with laws and regulations that apply to government programs, we could be subject to criminal fines, civil penalties, premium refunds, prohibitions on marketing or active or passive enrollment of members, corrective actions, termination of its contracts or other sanctions which could have a material adverse effect on its ability to participate in Medicare Advantage, Medicare Part D, Medicaid, dual eligible, dual eligible special needs plan and other programs and on its operating results, cash flows and financial condition.
Our businesses, profitability and growth also may be adversely affected by (i) judicial and regulatory decisions that change and/or expand the interpretations of existing statutes and regulations, impose medical or bad faith liability, or (ii) other legislation and regulations.
Pharmacies and pharmacists must obtain federal and state licenses to operate, distribute and dispense pharmaceuticals and controlled substances. If we are unable to obtain and maintain its licenses, meet certain security and operating standards or comply with acts and regulations covering among other things, the sale, distribution and dispensing of controlled substances, or if states place burdensome restrictions or limitations on non-resident pharmacies, this could limit or affect our ability to operate in some states. In addition, each state has different laws passed by state legislatures and rules approved by state pharmacy boards governing the operation, distribution and dispensing of pharmaceuticals and there is no universal federal or international regulation. This lack of uniform laws and rules makes the costs of compliance significant and makes a violation of state laws and rules by the Company more likely. Furthermore, the laws and rules relating to pharmacy technology are relatively new and evolving further adding to the cost of compliance and increasing our risk of noncompliance. Federal and state regulatory authorities have broad enforcement powers, and are able to revoke licenses, seize or recall products and impose significant criminal, civil and administrative fines and sanctions for violations of such laws and regulations, any of which could have a material and adverse effect on our ability to do business.
Changes in healthcare regulatory environments may adversely affect our businesses.
Political, economic and regulatory influences are subjecting the healthcare industry to significant changes that could adversely affect its results of operations. In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs and government spending. These changes include an increased reliance on managed care; cuts in certain Medicare and Medicaid funding in the United States and the funding of governmental payers in foreign jurisdictions; consolidation of competitors, suppliers and other market participants; and the development of large, sophisticated purchasing groups. We expect the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental funding for certain healthcare services or adverse changes in legislation or regulations governing prescription drug pricing, healthcare services or mandated benefits, may cause customers to reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services. We expect continued governmental and private payer pressure to reduce pharmaceutical pricing. Changes in pharmaceutical manufacturers’ pricing or distribution policies could also significantly reduce our profitability.
In the United States, electoral results and changes in political leadership have generated uncertainty with respect to, and could result in, significant changes in legislation, regulation and government policy that could significantly impact our businesses and the health care and retail industries. There have been multiple attempts to repeal, modify or otherwise invalidate all, or certain provisions of the ACA, which was enacted in 2010 to provide health insurance coverage to millions of previously uninsured Americans through a combination of insurance market reforms, an expansion of Medicaid, subsidies and health insurance mandates. The ACA and related healthcare reform laws, regulations and initiatives have significantly increased regulation of managed care plans and decreased reimbursement to Medicare managed care. We cannot predict whether current or future efforts to modify these laws and/or adopt new healthcare legislation will be successful, nor can it predict the impact that such a development would have on our business and operating results. Future legislation or rulemaking or other regulatory actions or developments under the ACA or otherwise could adversely impact the number of Americans with health insurance and, consequently, prescription drug coverage, increase regulation of pharmacy services, result in changes to pharmacy reimbursement rates, and otherwise change the way we do business. We cannot predict the timing or impact of any future legislative, rulemaking or other regulatory actions, but any such actions could have a material adverse impact on our results of operations.
Other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through March 31, 2021, unless additional congressional action is taken. Congress recently introduced a bill to extend the moratorium on the 2% Medicare sequester cuts through the end of 2021. We are continuing to monitor the status of this bill. Moreover, there has recently been heightened governmental scrutiny over the manner in which pharmaceutical manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to drug pricing, to reform government program reimbursement methodologies for pharmaceutical products, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third party payors and governmental authorities in reference to pricing systems and publication of discounts and list prices, which may adversely affect the Company’s revenue and financial condition.
Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In 2020, under the Trump administration, the U.S. Department of Health and Human Services (HHS) and CMS issued various rules in November and December of 2020 that were expected to impact, among others, price reductions from pharmaceutical manufacturers to plan sponsors under Part D, fee arrangements between pharmacy benefit managers and manufacturers, importation of certain prescription drugs from Canada, manufacturer price reporting requirements under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. Multiple lawsuits have been brought against the HHS challenging various aspects of the rules. In January 2021, the Biden administration issued a “regulatory freeze” memorandum that directs department and agency heads to review new or pending rules of the prior administration. It is unclear whether these new regulations will be withdrawn or when they will become fully effective under the current administration. The impact of these lawsuits as well as legislative, executive, and administrative actions of the current administration on us and the pharmaceutical industry as a whole is unclear. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Depending on the details of further executive, legislative and administrative actions, these measures as well as other proposals could have significant impacts for drug manufacturers, pharmacies, and providers, which may significantly and adversely affect the business of our customers as well as our ability to generate revenue and achieve profitability.
We must comply with a variety of existing and future laws and regulations that could impose substantial costs on us and may adversely affect our business.
The scope of foreign investments in U.S. businesses was recently expanded by the Foreign Investment Risk Review Modernization Act of 2018, or FIRRMA, to include certain non-passive, non-controlling investments (including certain investments in entities that hold or process personal information about U.S. nationals) and transactions structured or intended to evade or circumvent the jurisdiction of the Committee on Foreign Investment in the United States, or CFIUS, and any transaction resulting in a “change in the rights” of a foreign person in a U.S. business if that change could result in either control of the business or a covered non-controlling investment.
CFIUS could intervene in our previously completed fundraising rounds and require us to modify or amend the terms of those transactions, or terminate or unwind all or part of the transactions, if CFIUS determines that it is necessary to address U.S. national security concerns, without regard to whether the transaction was completed and operated in accordance with applicable law.
If relations between China and the U.S. deteriorate, we may be materially and adversely affected.
Doing business internationally creates financial risks for our business. International operations entail a variety of other risks, including restrictions on foreign investors in us, enhanced oversight by CFIUS, and substantial restrictions on, and scrutiny of, foreign investment – especially Chinese investment. The relationship between China and the U.S. is subject to periodic tension. Relations may also be compromised if the U.S pressures the PRC government regarding its monetary, economic, or social policies. Changes in political conditions in China and changes in the state of China-U.S. relations are difficult to predict and could adversely affect the operations or financial condition of the Company. Furthermore, CFIUS has continued to apply a more stringent review of certain foreign investment in U.S. companies, including investment by Chinese entities. We cannot predict what effect any changes in China-U.S. relations may have on its ability to access capital or effectively support us.
Both we and our vendors’ operations are subject to a variety of business continuity hazards and risks, any of which could interrupt our operations or otherwise adversely affect our performance and operating results.
We and our vendors are subject to business continuity hazards and other risks, including natural disasters, utility and other mechanical failures, acts of war or terrorism, disruption of communications, data security and preservation, disruption of supply or distribution, safety regulation and labor difficulties. The occurrence of any of these or other events to us or our vendors might disrupt or shut down our operations or otherwise adversely affect our operations. It also may be subject to certain liability claims in the event of an injury or loss of life, or damage to property, resulting from such events. Although we have developed procedures for crisis management and disaster recovery and business continuity plans and maintain insurance policies that we believe are customary and adequate for our size and industry, our insurance policies include limits and exclusions and, as a result, our coverage may be insufficient to protect against all potential hazards and risks incident to our businesses. In addition, our crisis management and disaster recovery procedures and business continuity plans may not be effective. Should any such hazards or risks occur, or should our insurance coverage be inadequate or unavailable, our businesses, operating results, cash flows and financial condition could be adversely affected.
We outsource the manufacturing of our MedCenter Kiosks to a third party.
We rely on a single third party manufacturer to make our MedCenter Kiosks. Our former manufacturer is no longer manufacturing the MedCenter Kiosks for us and we recently signed a new manufacturing and supply agreement with Kitron Technologies. There are risks associated with Kitron Technologies’s ability to qualify and ramp a new manufacturing line. As a result, additional MedCenter Kiosks may be delayed or stalled pending the qualification and ramping up of the new manufacturing line. Currently, we anticipate the new units manufactured by Kitron Technologies to be available during Q2 2021.
If we are unable to protect o intellectual property, we will suffer substantial harm.
Our success depends upon the protection of our software and hardware designs and other proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, and confidentiality provisions in agreements with employees, contract manufacturers, consultants, customers and other third parties, to protect our intellectual property rights. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. If competitors are able to use our technology, our ability to compete effectively could be harmed. For example, if a competitor were to gain use of certain of our proprietary technology, it might be able to develop and manufacture similarly designed MedCenter Kiosks at a reduced cost, which would result in a decrease in demand for our products. We do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop and obtain patents for technologies that are similar to or superior to our technologies. If that happens, we may need to license these technologies and we may not be able to obtain licenses on reasonable terms, if at all, thereby causing great harm to our business. In addition, if we resort to legal proceedings to enforce our intellectual property rights, the proceedings could become burdensome and expensive, even if we were to prevail.
Claims by others that we infringe their intellectual property could cause us to suffer substantial harm.
Many companies have significant patent portfolios and these companies and other parties may claim that our products infringe their proprietary rights. We expect that infringement claims may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims. Any party asserting that our products infringe their proprietary rights would force us to defend itself, and possibly our customers, against the alleged infringement. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. Such may also force us to do one or more of the following:
•stop selling, incorporating or using our products that use the challenged intellectual property;
•obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all;
•redesign those products that use any allegedly infringing technology, which may be costly and time-consuming; or
•refund deposits and other amounts received for allegedly infringing technology or products.
Any claim of infringement from a third party, even those without merit, could cause us to incur substantial costs defending against such claims, and could distract our management from running its business. Even if we prevail, the cost of such litigation could deplete our financial resources. Litigation is also time consuming and could divert management’s attention and resources away from our business. Furthermore, during the course of litigation, confidential information may be disclosed in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. Disclosure of our confidential information and our involvement in intellectual property litigation could materially and adversely affect our business. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can. In addition, any uncertainties resulting from the initiation and continuation of any litigation could significantly limit our ability to continue our operations.
The COVID-19 pandemic and efforts to reduce its spread have impacted, and may in the future periods negatively impact, our business and operations
COVID-19 has and may continue to delay our deployment of MedCenters into third-party owned Medicare-focused healthcare clinics. COVID-19 can limit our access to the clinics where the SpotRx pharmacy is deployed and significantly impair our ability to acquire new customers. In addition, COVID-19 has impacted and will continue to impact our revenue growth. The impact of COVID-19 includes, but is not limited to, the following:
•Fewer patients see their physicians and seek medical attention at clinics;
•Some clinics have been closed and staffing at other clinics has been reduced affecting their ability to service their customers;
•We are dependent on our supply chain for purchasing medication. If demands spikes for certain medications it can impact our ability to acquire and resell the medication to serve our customers;
•We are dependent on our contract manufactures who assemble our MedCenter technology. Any disruption of their supply capability due to COVID-19 would impact our ability to deploy new sites as well as sell our solution to other new clients;
•We outsource the majority of our hardware maintenance to third parties who repair MedCenters with technical issues as well as install new MedCenters as required. Any disruption to their ability to supply services to us will impact both currently operating MedCenters as well as slow down deployment of new sites; and
•The focus of the healthcare system is on treating COVID-19 and as a result resources are concentrated there as opposed to on other matter.
The existence and persistence of COVID-19 and other pandemics will negatively impact ours revenue and growth and may adversely affect our results of operations in the future.
Legal Risks
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against public companies in connection with business combinations and merger transactions, alleging that the directors breached their fiduciary duties in connection with such transactions.
Following MYOS’s and MedAvail’s announcement of the execution of the Merger Agreement on June 30, 2020, MYOS received separate litigation demands from purported MYOS stockholders on September 16, 2020 and October 20, 2020, respectively seeking certain additional disclosures in the Form S-4 Registration Statement filed with the Securities and Exchange Commission on September 2, 2020, collectively, the Demands. Thereafter, on September 23, 2020, a complaint regarding the transactions contemplated within the Merger Agreement was filed in the Supreme Court of the State of New York, County of New York, captioned Faasse v. MYOS RENS Technology Inc., et. al., Index No.: 654644/2020 (NY Supreme Ct., NY Cnty., September 23, 2020), or the New York Complaint. On October 12, 2020, a second complaint regarding the transactions was filed in the District Court of Nevada, Clark County Nevada, captioned Vigil v. Mannello, et. al., Case No. A-20-822848-C, or the Nevada Complaint, and together with the New York Complaint, the Complaints, and collectively with the Demands, the Litigation.
The Demands and the Complaints that comprise the Litigation generally alleged that the directors of MYOS breached their fiduciary duties by entering into the Merger Agreement, and MYOS and MedAvail disseminated an incomplete and misleading Form S-4 Registration Statement. The New York Complaint also alleged MedAvail aided and abetted such breach of fiduciary duties.
MYOS and MedAvail believe that the claims asserted in the Litigation are without merit, and believe that the Form S-4 Registration Statement disclosed all material information concerning the Merger and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of the Litigation delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, MYOS determined to voluntarily supplement the Form S-4 Registration Statement as described in the Current Report on Form 8-K on November 2, 2020. Subsequently, the Nevada Complaint and the New York Complaint were voluntarily dismissed. The remainder of the Litigation remains outstanding. MYOS and MedAvail specifically deny all allegations in the Litigation and/or that any additional disclosure was or is required.
The outcome of the Litigation is uncertain. If the Litigation remains unresolved or we are required to defend or settle any Litigation, this could result in significant costs to us, including costs associated with the indemnification of tour directors and officers, other damages or settlement amounts, and other significant defense costs. Such payments could adversely affect our operations. Other plaintiffs may also file lawsuits against us and/or directors and officers thereof in connection with the Merger, resulting in substantial costs to us and requiring us and our directors and officers to defend against multiple lawsuits potentially filed in different jurisdictions and divert management’s attention and resources. This could adversely affect the operation of our business or otherwise adversely affect our business, financial condition, results of operations and cash flows.
We maintain liability insurance; however, if any costs or expenses associated with the Litigation or any other litigation exceed our insurance coverage, and we may be forced to bear some or all of these costs and expenses directly, which could be substantial.
We are exposed to risks related to litigation and other legal proceedings.
We operate in a highly regulated and litigious environment. We may become involved in legal proceedings, including litigation, arbitration and other claims, and investigations, inspections, audits, claims, inquiries and similar actions by pharmacy, healthcare, tax and other governmental authorities.
Legal proceedings, in general, and securities, derivative action and class action and multi-district litigation, in particular, can be expensive and disruptive. Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years.
Like other companies in the retail pharmacy, we are subject to extensive regulation by national, state and local government agencies in the United States and other countries in which it may operate. There continues to be a heightened level of review and/or audit by regulatory authorities of, and increased litigation regarding, our and the rest of the health care and related industry’s business, compliance and reporting practices. As a result, we regularly are the subject of government actions of the types described above. In addition, under the qui tam or “whistleblower” provisions of the federal and various state false claims acts, persons may bring lawsuits alleging that a violation of the federal anti-kickback statute or similar laws has resulted in the submission of “false” claims to federal and/or state healthcare programs, including Medicare and Medicaid. After a private party has filed a qui tam action, the government must investigate the private party's claim and determine whether to intervene in and take control over the litigation. These actions may remain under seal while the government makes this determination.
We cannot predict with certainty the outcomes of any legal proceedings and other contingencies, and the costs incurred in litigation can be substantial, regardless of the outcome. Substantial unanticipated verdicts, fines and rulings do sometimes occur. As a result, it could from time to time incur judgments, enter into settlements or revise its expectations regarding the outcome of certain matters, and such developments could harm its reputation and have a material adverse effect on its results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid. In addition, as a result of governmental investigations or proceedings, we may be subject to damages, civil or criminal fines or penalties, or other sanctions, including the possible suspension or loss of licensure and/or suspension or exclusion from participation in government programs. The outcome of some of these legal proceedings and other contingencies could require it to take, or refrain from taking, actions which could negatively affect its operations. Additionally, defending against these lawsuits and proceedings may involve significant expense and diversion of management’s attention and resources.
Risks Related to this Offering
We may need to raise additional financing in the future to fund its operations, which may not be available to it on favorable terms or at all.
Depending on uncertain future market risks and conditions, we may require substantial additional funds to continue to expand the core business, develop and commercialize its self-service pharmacy. Our future capital requirements will depend upon a number of factors, including the: cost to manufacture additional MedCenter kiosks, development of pharmacy self-service capabilities, expenses related to initiating operations in a new state or region, cost to hire pharmacy and corporate support staff, expenses related to leasing additional real estate space for pharmacy operations and or corporate services, cost of information technology infrastructure needed to support growth across new geographical markets, expenses for licensing technologies and other required legal, audit or outside services. Raising additional capital may be costly or difficult to obtain and could significantly dilute stockholders’ ownership interests or inhibit our ability to achieve its business objectives. If we raise additional funds through public or private equity offerings, the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Further, to the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, our stockholders’ ownership interest will be diluted. In addition, any debt financing may subject us to fixed payment obligations and covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish certain valuable intellectual property or other rights to our products, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it. Even if we were to obtain sufficient funding, there can be no assurance that it will be available on terms acceptable to or or our stockholders.
If we raise capital through the sale of shares of our common stock, convertible securities or debt in the future, your ownership in us could be diluted and restrictions could be imposed on our business.
We may issue shares of our common stock or securities convertible into or exchangeable for our common stock to raise additional capital in the future. To the extent we issue such securities, our stockholders may experience substantial dilution and the trading price of our common stock could decline. If we obtain funds through a credit facility or through the issuance of debt or preferred securities, such debt or preferred securities could have rights senior to your rights as a common stockholder, which could impair the value of our common stock. The terms of any such financing may also include restrictive covenants, such as limitations on our ability to incur additional debt and certain operating restrictions that could adversely impact our ability to conduct business.
The market price of our common stock is expected to be volatile, and the market price of the common stock may drop.
The market price of our common stock could be subject to significant fluctuations. Market prices for securities of early-stage telehealth, pharmaceutical, biotechnology and other life sciences companies have historically been particularly volatile. Some of the factors that may cause the market price of the our common stock to fluctuate include:
•our ability to obtain state board of pharmacy licenses and regulatory approvals, and delays or failures to obtain and maintain such licenses approvals;
•failure of any of our products to achieve commercial success;
•the impact of the COVID-19 pandemic and any other future pandemics on our business;
•our failure to maintain its existing third-party license and supply agreements;
•failure by us or our licensors to prosecute, maintain, or enforce our or their intellectual property rights;

•changes in laws or regulations applicable to us;
•any inability to obtain adequate supply of our products or the inability to do so at acceptable prices;
•adverse regulatory authority decisions;
•introduction of new products, services or technologies by our competitors;
•our failure to meet or exceed financial and development projections may provide to the public and the investment community;
•the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;
•announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;
•disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for its technologies;
•additions or departures of key personnel;
•significant lawsuits, including patent or stockholder litigation;
•changes in the market valuations of similar companies;
•general market or macroeconomic conditions;
•trading volume of our common stock;
•announcements by commercial partners or competitors of new commercial products, significant contracts, commercial relationships or capital commitments;
•adverse publicity generally, including with respect to other products and potential products in such markets;
•the introduction of technological innovations that compete with potential products of ours;
•changes in the structure of health care payment systems; or
•period-to-period fluctuations in our financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of our common stock.
In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.
Additionally, a decrease in our stock price may cause our common stock to no longer satisfy the continued listing standards of Nasdaq. If we are not able to maintain the requirements for listing on Nasdaq, we could be delisted, which could have a materially adverse effect on our ability to raise additional funds as well as the price and liquidity of our common stock.

We will incur costs and demands upon management as a result of complying with the laws and regulations affecting public companies.
We have incurred, and expect to continue to incur, significant legal, accounting and other expenses that MedAvail did not incur as a private company, including costs associated with public company reporting requirements. We will also incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act, as well as applicable securities laws and rules and regulations implemented by the SEC and Nasdaq. These rules and regulations have increased, and are expected to continue to increase, our legal and financial compliance costs and to make some activities more time consuming and costly. For example, our management team consists of the executive officers of MedAvail prior to the Merger, some of whom have not previously managed and operated a public company. Our executive officers and other personnel will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations. These rules and regulations also may make it difficult and expensive for us to obtain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers, which may adversely affect investor confidence in us and could cause our business or stock price to suffer.
There are a number of additional business risks that could materially and adversely affect our businesses and financial results.
Many other factors could materially and adversely affect our businesses and financial results, including:
•our ability to establish effective advertising, marketing and promotional programs;
•inflation, new or increased taxes, changes in market conditions or otherwise;
•natural disasters, civil unrest, severe weather conditions, terrorist activities, global political and economic developments, war, health epidemics or pandemics or the prospect of these events;
•liabilities or expense relating to the protection of the environment, related health and safety matters, environmental remediation or compliance with environmental laws and regulations, including those governing exposure to, and the management and disposal of, hazardous substances;
•the long-term effects of climate change on general economic conditions and the pharmacy industry in particular, along with changes in the supply, demand or available sources of energy and the regulatory and other costs associated with energy production and delivery;
•adverse publicity and potential losses, liabilities and reputational harm stemming from any public incident, whether occurring online, in social media, in our stores or other company facilities, or elsewhere, involving our company, our personnel or our brands, including any such public incident involving its customers, products, services, stores or other property, or those of any of its vendors or other parties with which the Company does business;
•negative publicity, even if unwarranted, related to safety or quality, human and workplace rights, or other issues damaging its brand image and corporate reputation, or that of any of its vendors or strategic allies; and
•technological innovation that changes delivery of healthcare resulting new modes of medication distribution.
An active trading market for our common stock may not develop and our stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Business Combination, there had been no public market for MedAvail’s common stock. An active trading market for shares of our common stock may never develop or be sustained. If an active market for our common stock does not develop or is not sustained, it may be difficult for our stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders could cause our stock price to decline.
If our stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after legal restrictions on resale, the trading price of our common stock could decline. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of our common stock, and such lack of research coverage may adversely affect the market price of our common stock. In the event we have equity research analyst coverage, we will not have any control over the analysts, or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which in turn could cause our stock price or trading volume to decline.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.
We are subject to the reporting requirements of the Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act and the rules and regulations of Nasdaq and the SEC. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in its Annual Report on Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. As a private company, MedAvail has never been required to test its internal controls within a specified period or for an extended period of time. This will require that we incur substantial professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. We may experience difficulty in meeting these reporting requirements in a timely manner.
We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of its financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act, or if we are unable to maintain proper and effective internal controls, twe may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our common stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.
If we fail to attract and retain management and other key personnel, we may be unable to continue to successfully develop or commercialize our products or otherwise implement our business plan.
Our ability to compete in the highly competitive healthcare industry depends on its ability to attract and retain highly qualified managerial, pharmacy technology, legal, sales and marketing and other personnel. We are will continue to be highly dependent on our management and pharmacy personnel. The loss of the services of any of these individuals could impede, delay or prevent the successful development of our product pipeline or acquisition of new assets and could impact negatively our ability to implement successfully its business plan. If we lose the services of any of these individuals, it might not be able to find suitable replacements on a timely basis or at all, and our business could be harmed as a result. We might not be able to attract or retain qualified management and other key personnel in the future due to the intense competition for qualified personnel among telehealth, biotechnology, pharmaceutical and other businesses competing for talent.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our stock.
We have never paid dividends and do not anticipate paying dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if our stock price appreciates and you sell our common stock thereafter.
Sales of a substantial number of shares of our common stock in the public market, including sales by the Selling Stockholders, could cause our stock price to fall.
Sales of a substantial number of shares of our common stock in the public market, (including the sale of the Resale Shares or sales of the underlying shares of common stock issued upon the exercise of the Resale Warrants, or the perception that these sales might occur could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our common stock. In addition, the sale of substantial amounts of our common stock could adversely impact its trading price. As of April 16, 2021, we had 31,944,803 outstanding shares of our common stock, options to purchase 2,511,848 shares of our common stock (of which 1,708,357 were exercisable as of that date), and warrants to purchase 1,674,551 shares. In addition, 5,877,993 additional shares of common stock are available for future issuance under our 2020 Equity Incentive Plan and 2020 Employee Stock Purchase Plan, as of April 16, 2021. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.
If securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our stock, our stock price and trading volume could decline.
The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.
An active trading market may not develop for our securities or what the market price of our securities will be and as a result it may be difficult for you to sell your shares of our securities.
Although our common stock is listed on The Nasdaq Capital Market under the symbol “MDVL”, an active trading market for our common stock may never develop or be sustained. You may not be able to sell your shares quickly or at the market price if trading in shares of our securities is not active. Further, an inactive market may also impair our ability to raise capital by selling shares of our securities and may impair our ability to enter into strategic partnerships or acquire companies or products by using shares of our securities as consideration, which could have a material adverse effect on our business, financial condition, and results of operations.
Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.
Our amended and restated certificate of incorporation and bylaws contain provisions that might enable our management to resist a takeover. These provisions include:
•a classified board of directors;
•advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders’ notice;
•a supermajority stockholder vote requirement for amending certain provisions of our amended and restated certificate of incorporation and bylaws;

•the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer;
•allowing stockholders to remove directors only for cause;
•a requirement that the authorized number of directors may be changed only by resolution of the board of directors;
•allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, except as otherwise required by law;
•a requirement that our stockholders may only take action at annual or special meetings of our stockholders and not by written consent;
•limiting the forum to Delaware for certain litigation against us; and
•limiting the persons that can call special meetings of our stockholders to our board of directors, the chairperson of our board of directors, the chief executive officer or the president (in the absence of a chief executive officer).
These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.
Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.
As of April 16, 2021, our directors, officers and each stockholder holding 5% or more of our outstanding common stock and their affiliates beneficially owned approximately 80.4% of our outstanding common stock in the aggregate. Therefore, these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders, acting together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may believe are in your best interest as one of our stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our common stock and may not be in the best interests of our other stockholders.
As a smaller reporting company, we are subject to scaled disclosure requirements that may make it more challenging for investors to analyze our results of operations and financial prospects.
Currently, we are a “smaller reporting company,” as defined by Rule 12b-2 of the Exchange Act. As a “smaller reporting company,” we are able to provide simplified executive compensation disclosures in our filings and have certain other decreased disclosure obligations in our filings with the SEC, including being required to provide only two years of audited financial statements in annual reports. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects.
Furthermore, we are a non-accelerated filer as defined by Rule 12b-2 of the Exchange Act, and, as such, are not required to provide an auditor attestation of management’s assessment of internal control over financial reporting, which is generally required for SEC reporting companies under Section 404(b) of the Sarbanes-Oxley Act. Because we are not required to, and have not, had our auditors provide an attestation of our management’s assessment of internal control over financial reporting, a material weakness in internal controls may remain undetected for a longer period.

There is no public market for the Resale Warrants.
There is no established public trading market for the Resale Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Resale Warrants on any securities exchange or nationally recognized trading system, including The Nasdaq Capital Market. Without an active market, the liquidity of the Resale Warrants will remain limited.
Holders of Resale Warrants have no rights as common stockholders until such holders exercise such warrants and acquire our common stock.
Until holders of Resale Warrants acquire shares of our common stock upon exercise of such warrants, such holders will have no rights with respect to the shares of our common stock underlying such warrants. Upon exercise of the Resale Warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.
These forward-looking statements include, but are not limited to, statements about:
•our ability to maintain and gain market share in its industry;
•our plans, strategies and objectives of management for future operations, including the execution and timing of integration plans;
•our proposed new products, services or developments;
•our future economic conditions or performance;
•our expectations regarding government and third-party payer coverage and reimbursement;
•our ability to retain and recruit key personnel;
•our ability to obtain and maintain intellectual property protection for its products and its business;
•our ability to manufacture sufficient quantities with sufficient quality;
•our compliance with extensive Nasdaq requirements and government laws, rules and regulations both in the United States and internationally;
•our estimates of its expenses, ongoing losses, future revenue, capital requirements and its need for, or ability to obtain additional financing;
•our expectations regarding the impact of the COVID-19 pandemic on its business; and
•our belief and assumptions underlying any of the foregoing.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus or incorporated by reference in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in or incorporated by reference in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements.
These forward-looking statements speak only as of the date of this prospectus. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA
This prospectus and the documents incorporated by reference in this prospectus contain estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. We relied on industry, market data, peer reviewed journals, formal presentations at medical society meetings and other sources. We also rely on our own research and estimates in this prospectus. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors”. These and other factors could cause results to differ materially from those expressed in these publications and reports.
Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth a summary of our historical consolidated financial data as of and for the periods indicated. We have derived the summary consolidated statements of operations data for the years ended December 31, 2020 and 2019 and the consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements that are included in this prospectus, as of and for the year ended December 31, 2020. You should read this data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the information in the section titled our “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The summary consolidated financial data included in this section are not intended to replace, and are qualified in their entirety by, the audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
Consolidated Statements of Operations Data (in thousands, except share and per share data):	2020	2019
Sales:
Pharmacy and hardware sales	$10,596	$3,385
Service sales	3,372	386
Total sales	13,968	3,771
Cost of sales:
Pharmacy and hardware cost of sales	8,593	2,674
Service cost of sales	212	149
Total cost of sales	8,805	2,823
Gross profit	5,163	948
Pharmacy operations	5,687	3,988
General and administrative	16,562	13,285
Selling and marketing	3,043	3,276
Research and development	682	1,106
Merger expenses	4,691	—
Goodwill write-off	—	137
Operating loss	(25,502)	(20,844)
Other loss, net	(110)	—
Interest income	43	45
Interest expense	(1,241)	(734)
Loss before income taxes	(26,810)	(21,533)
Income tax	—	—
Net loss	$(26,810)	$(21,533)
Net loss per share - basic and diluted	$(4.69)	$(13.37)
Weighted average shares outstanding - basic and diluted	5,722,095	1,610,620

	December 31,
Consolidated Balance Sheet Data (in thousands):	2020	2019
Assets
Current assets:
Cash and cash equivalents	$57,936	$8,791
Restricted cash	60	58
Accounts receivable (net of allowance for doubtful accounts of $0.04 million for 2020 and no allowance for 2019)	1,520	416
Inventories	2,817	4,594
Prepaid expenses and other current assets	1,534	229
Total current assets	63,867	14,088
Property, plant and equipment, net	3,795	2,703
Right-of-use assets	1,239	1,050
Other assets	203	92
Goodwill and other intangible assets	227	70
Total assets	$69,331	$18,003
Liabilities, Temporary Equity and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$4,512	$2,345
Short-term debt	2,161	—
Contract liability	275	4,804
Current portion of lease obligations	665	526
Total current liabilities	7,613	7,675
Long-term debt	—	12,476
Long-term portion of lease obligations	651	565
Other liabilities	—	448
Total liabilities	8,264	21,164
Commitments and contingencies
Redeemable preferred shares ($0.001 par value, 10,000,000 and 14,539,330 shares authorized, 0 and 10,500,440 shares issued and outstanding at December 31, 2020 and 2019, respectively)	—	93,484
Stockholders' equity (deficit):
Common shares ($0.001 par value, 100,000,000 and 24,000,000 shares authorized, 31,816,020 and 1,504,251 shares issued and outstanding at December 31, 2020 and 2019, respectively)	32	8
Warrants	2,614	698
Additional paid-in-capital	213,624	30,829
Accumulated other comprehensive loss	(6,928)	(6,950)
Accumulated deficit	(148,275)	(121,230)
Total shareholders’ equity (deficit)	61,067	(96,645)
Total liabilities, temporary equity and shareholders’ equity	$69,331	$18,003

Business
Unless otherwise stated or the context otherwise indicates, references to the “Company,” “MedAvail,” “we,” “our,” “us,” or similar terms refer to MedAvail Holdings, Inc. and its subsidiaries.
Overview
We are a telehealth-enabled pharmacy technology company that has developed and commercialized an innovative self-service pharmacy, mobile application, kiosk, and drive-thru solution. MedAvail's principal technology and product is the MedCenter kiosk, a pharmacist controlled, patient-interactive, prescription dispensing system akin to a “pharmacy in a box” or prescription-dispensing ATM. The MedCenter kiosk facilitates live pharmacist counselling via two-way audio-video communication with the ability to dispense prescription medicines under pharmacist control. MedAvail also operates SpotRx Pharmacy, or SpotRx, a full-service retail pharmacy utilizing the Company’s automated pharmacy technology.
Business Segments
MedAvail’s operations consist of two business segments: Retail Pharmacy Services and Pharmacy Technology.
Retail Pharmacy Services Segment
The Retail Pharmacy Services Segment comprises MedAvail Pharmacy Inc., an Arizona corporation, that is a wholly owned subsidiary of MedAvail, and does business under the trade name “SpotRx Pharmacy” or “SpotRx”. SpotRx pharmacy operations consists of MedCenter kiosk generated sales to patients, including merchandise and pharmaceuticals. SpotRx is a full-service retail pharmacy platform operating in the United States, that is structured as a hub-and-spoke model; where a centralized pharmacy supports and operates a network of MedCenter kiosks. Payors include the patient and third-party payors (e.g., pharmacy benefit managers, insurance companies and governmental agencies). The SpotRx Pharmacy segment focuses on the Medicare (65+ year old) market and the medical clinics where Medicare recipients receive care. The Company typically pays rent to the health care site operator where the MedCenter kiosk is located. As of December 31, 2020, SpotRx had 57 MedCenter kiosks deployed and was operating in six central pharmacies, three in California, two in Arizona, and one Michigan.

Pharmacy Technology Segment
The Pharmacy Technology Segment comprises MedAvail Technologies (US) Inc., a Delaware corporation, our wholly owned subsidiary of MedAvail, and referred to as “MedAvail Technologies”. MedAvail Technologies sells the MedPlatform System to customers that includes the MedCenter prescription dispensing kiosk, software, integration services, and maintenance services. The customer provides and conducts all pharmacy staff and operations, including procuring and packaging all medications for stocking in the MedCenter kiosks. The MedPlatform agreement consideration includes either an initial lump sum payment upon MedCenter kiosk integration and installation, with monthly payments thereafter, for software and maintenance services; or a combined monthly payment that includes the MedCenter kiosk, integration services, software, and maintenance services.
The major steps of our deployment process include integration with the customer’s pharmacy software, including educating and training customer pharmacy staff, and MedCenter kiosk site planning and installation. The deployment process typically runs three to four months.
Core Strengths
Published studies have shown that medical clinics and other health care sites with an embedded pharmacy have higher patient medication adherence, with resulting improved health outcomes (Wright & Gorman 2016). However, deploying a traditional retail pharmacy in a medical clinic is costly. Most medical clinics cannot support the cost of establishing and running a physical pharmacy.
MedAvail’s proprietary hardware and software technology has the following unique strengths:

•The SpotRx Pharmacy provides an embedded pharmacy with no capital investment or operational costs to the health care site location operator;
•The MedPlatform systems reduce customer pharmacy capital costs and operating cost through telehealth technology, automation, and sharing centralized resources;
•The MedCenter kiosk and support software are a proprietary real time telehealth platform, delivering remote pharmacy team, dispensing medications, answering patient questions, and supporting administrative functions;
•The SpotRx and MedPlatform software support systems share data with the healthcare practitioners to support patient adherence to improve patient health outcomes; and
•The SpotRx centralized pharmacy team supports medication adherence by combining regular refill reminders via text, phone or email, and convenient MedCenter kiosk dispensing, or free home courier delivery.
Growth Opportunities
The SpotRx Retail Pharmacy Services segment primarily targets medical clinics that write at least 10,000 Medicare prescription claims per year. Based on Centers for Medicare & Medicaid Services, or CMS, data, there are approximately 260 clinics in Arizona and approximately 1,200 clinics in California that would qualify as potential sites. Currently SpotRx Pharmacy expansion is focused on six key states: Arizona, California, Michigan; and future expansion into Illinois, Florida and Texas. The total medication spending for Medicare patients in these states was $40 billion according to a 2018 CMS study. Total Medicare Part D spending in the United States in this same period was $100 billion. When we enter a state, we focus on large health care provider chains that mainly support a Medicare population and then seek growth within those chains.
The Pharmacy Technology segment primarily targets customers that stand to benefit from the use of our MedCenter technology to better serve their customer base. There is a wide range of customer types and business benefits that our technology addresses. Pharmacy Technology customer types include large healthcare systems, mass merchandise retailers, hospital systems, etc. Our customers report that our technology creates value for them, including lower operating costs, and a better consumer experience for their customers. We focus on an enterprise sales approach that demonstrates to potential customers the expected benefits of lower operating costs, better customer service, and improved medication adherence.
The consequences of the COVID-19 pandemic highlighted the SpotRx Pharmacy and MedPlatform benefits. As a result, health systems such as Texas Health Resources began to deploy our MedPlatform technology to increase their pharmacy footprint, with an initial focus on their emergency departments. Additionally, certain states changed their regulations to allow our technology (e.g. Florida and Washington implemented new laws effective July 1, 2020), while Texas has enacted temporary laws to allow MedCenter kiosk deployments, with the creation of new permanent laws expected in 2021.
Sales and Marketing
Both business segments are supported by one sales and business development team that currently consists of MedAvail’s Chief Commercial Officer, and Vice Presidents of Business Development in Arizona, California, and Florida. This team is responsible for identifying and engaging large Medicare focused primary care and specialty clinic chains, as well as independent physician groups in our focus markets. For customers that want us to operate pharmacy operations for them, we contract to provide full retail pharmacy services through SpotRx. If the customer desires to purchase our MedCenter kiosk and lease the associated proprietary software, the customer will contract with us through our Pharmacy Technology segment.

Research and Development
MedAvail’s research and development process begins with customer and health care provider collaboration to develop solutions for unmet customer and industry needs. MedAvail has a team of software architects and hardware engineers that design and prototype our MedCenter kiosk hardware and software technology.
Manufacturing and Inventory
The MedCenter kiosk equipment produced is available in the M4 or M5 models. The M4 MedCenter kiosk is a compact design utilized for the SpotRx Pharmacy operations and available to MedPlatform customers. The M5 MedCenter kiosk is a modular and scalable design available to MedPlatform customers.
The MedCenter kiosk hardware is produced through an agreement with a contract manufacturer that specializes in complex electronic kiosk manufacturing. Through January 2020, the Company contracted with an electronics manufacturer in South Carolina. In August 2020, MedAvail signed a manufacturing and supply agreement with a new contract manufacturer, Kitron Technologies, or Kitron. Under this agreement, Kitron will manufacture our MedCenter kiosks for an initial term of three years, with finished kiosk deliveries beginning in the second quarter of 2021. MedCenter kiosks will be shipped directly from Kitron to installation locations.
Due to the contract manufacturer change in 2020, MedCenter kiosk inventory as of December 31, 2020 consisted of 21 MedCenters available for sale. Therefore, our ability to complete MedCenter kiosk installations is limited until new equipment is produced and available for installation beginning in the second quarter of 2021.
Intellectual Property
We own or license rights to certain know-how, proprietary information and technology, copyrights, patents, and other intellectual property upon which our business depends. To protect our intellectual property rights, we rely on trade secret laws, patents, copyrights, trademarks and confidentiality agreements and contracts with employees, consultants and other parties.
As of December 31, 2020, MedAvail has the following patents and trademarks issued and pending:
1. 12 US patents, 4 Canadian patents, 1 European patent;
2. 9 US trademarks, 7 US trademarks pending;
3. 4 Canadian trademarks, 1 Canadian trademark pending; and
4. 4 European registered trademarks.
Competition
MedAvail operates in the increasingly complex and challenging medical technology marketplace. Technological advances and scientific discoveries have accelerated the pace of change in medical technology, and the regulatory environment of medical products is becoming more complex and vigorous. We compete directly with several companies in the medication management automations solutions market, as well as the medication adherence solutions market, based on many factors, including price, quality, customer outcome and cost of operation, innovation, product features and capabilities, installation and service, reputation and brand recognition, size of installed base, range of solutions, distribution, and promotion. To remain competitive in the industries in which we operate, MedAvail continues to make investments in research and development, quality management, quality improvement, product innovation and productivity improvement in support of our operating segments.
Government Regulation
SpotRx Pharmacy is a prescription drug dispensing solution that is regulated on a state-by-state basis by the respective board of pharmacy, and each state has its own distinct rules. These rules typically govern the marketing and deployment of the SpotRx Pharmacy and its services, and not the technology itself. The boards of pharmacy view the MedCenter kiosk as an extension of the physical pharmacy, with the MedCenter being a remote dispensing device for a licensed physical pharmacy within the applicable state. The Board of Pharmacy for many states will perform a physical site visit to see the MedCenter kiosk prior to licensing, perform an inspection of the physical pharmacy, and review the policies and procedures associated with the MedCenter kiosk. This process is consistent whether the MedCenter kiosk is being operated by SpotRx or customer.
When analyzing the United States market, MedAvail views states as:
1.Open to deploy;
2. 2021 rule making in-process to be open to deploy;
3.Favorable waiver rules in place to allow deployment; and
4.Restrictive or unfavorable rules.
Federally, MedAvail is regulated by the United States Drug Enforcement Administration, or the DEA, with respect to controlled substances that are dispensed through our MedCenters kiosks and SpotRx Pharmacies services. At this time, we cannot dispense any controlled substances through the MedCenter. SpotRx patients requiring controlled substances have these medicines delivered to them through our home delivery service, which is executed by the SpotRx central pharmacy for the applicable area.
State Licensing Requirements
Certain states have enacted laws regulating companies that offer and market discount medical plans, including prescription drug plans, subscription membership programs or discount cards. These state laws are intended to protect consumers from fraudulent, unfair or deceptive marketing, sales and enrollment practices by such plans. It is possible that other states may enact new requirements or interpret existing requirements to include our programs. Failure to obtain the required licenses, certifications or registrations to offer and market these subscription discount programs may result in civil penalties, receipt of cease and desist orders, or a restructuring of our operations.
Professional Licensure
Pharmacists, nurses and certain other healthcare professionals employed by MedAvail are required to be individually licensed or certified under applicable state law. MedAvail performs criminal, government exclusion and other background checks on employees. Additionally, the Company takes steps to ensure that our employees possess all necessary licenses and certifications, and our employees comply with applicable licensure laws.
State Corporate Practice of Medicine and Fee Splitting Laws
The corporate practice of medicine doctrine and fee splitting laws, which are enforced by most states, are intended to prevent unlicensed persons from interfering with or influencing the physician’s or other medical professional’s professional judgment, and prohibiting the sharing of professional services income with non-professional or business interests. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance could lead to adverse judicial or administrative action against us, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of professional licenses, or a restructuring of our business arrangements.
Pharmacy Licensing and Registration
State laws require that each of our pharmacy locations be appropriately licensed and/or registered to dispense pharmaceuticals in that state. MedAvail is licensed in all states that require such licensure and complies with all state licensing laws applicable to its business.
Laws enforced by the DEA, as well as some similar state agencies, require our pharmacy locations to individually register to handle controlled substances, including prescription pharmaceuticals. A separate registration is required at each principal place of business where MedAvail dispenses controlled substances. Federal and state laws also require that MedAvail follows specific labeling, reporting and record-keeping requirements for controlled substances. MedAvail maintains DEA registrations for each of our facilities that require such registration and follow procedures intended to comply with all applicable federal and state requirements regarding controlled substances.
Food, Drug and Cosmetic Act
Certain provisions of the federal Food, Drug and Cosmetic Act govern the handling and distribution of pharmaceutical products. This law exempts many pharmaceuticals and medical devices from federal labeling and packaging requirements, if they are not adulterated or misbranded and are dispensed in accordance with and pursuant to a valid prescription. MedAvail complies with all applicable requirements.
Fraud and Abuse Laws — Anti-Kickback Statute
The federal Anti-Kickback Statute prohibits individuals and entities from knowingly and willfully paying, offering, receiving, or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for, or recommend services or goods covered by Medicare, Medicaid, or other federal healthcare programs. The federal courts have held that an arrangement violates the Anti-Kickback Statute if any one purpose of the remuneration is to induce the referral of patients covered by the Medicare or Medicaid programs, even if another purpose of the payment is to compensate an individual for rendered services. The Anti-Kickback Statute is broad and potentially covers many standard business arrangements. Violations can lead to significant penalties, including criminal fines of up to $25,000 per violation and/or five years imprisonment, civil monetary penalties of up to $50,000 per violation plus treble damages and/or exclusion from participation in Medicare, Medicaid and other federal healthcare programs. Certain types of payments are excluded from the statutory prohibition. Additionally, in an effort to clarify the conduct prohibited by the Anti-Kickback Statute, the Office of the Inspector General of HHS, or the OIG, publishes regulations that identify a limited number of safe harbors. Business arrangements that satisfy all of the elements of a safe harbor are immune from criminal enforcement or civil administrative actions. The Anti-Kickback Statute is an intent-based statute and the failure of a business relationship to satisfy all of the elements of a safe harbor does not, in and of itself, mean that the business relationship violates the Anti-Kickback Statute. The OIG, in its commentary to the safe harbor regulations, has recognized that many business arrangements that do not satisfy a safe harbor nonetheless operate without the type of abuses the Anti-Kickback Statute is designed to prevent. MedAvail attempts to structure our business relationships to satisfy an applicable safe harbor. However, in those situations where a business relationship does not fully satisfy the elements of a safe harbor, MedAvail attempts to satisfy as many elements of an applicable safe harbor as possible. The OIG is authorized to issue advisory opinions regarding the interpretation and applicability of the Anti-Kickback Statute, including whether an activity constitutes grounds for the imposition of civil or criminal sanctions.
Several states have statutes and regulations that prohibit the same general types of conduct as those prohibited by the Anti-Kickback Statute described above. Some state anti-fraud and anti-kickback laws apply only to goods and services covered by Medicaid. Other state anti-fraud and anti-kickback laws apply to all healthcare goods and services, regardless of whether the source of payment is governmental or private. Where applicable, MedAvail structures our business relationships to comply with these statutes and regulations.
Fraud and Abuse Laws — False Claims Act
MedAvail is subject to state and federal laws that govern the submission of claims for reimbursement. These laws generally prohibit an individual or entity from knowingly and willfully presenting a claim or causing a claim to be presented for payment from a federal healthcare program that is false or fraudulent. The standard for “knowing and willful” may include conduct that amounts to a reckless disregard for the accuracy of information presented to payers. Penalties under these statutes include substantial civil and criminal fines, exclusion from the Medicare or Medicaid programs and imprisonment. One of the most prominent of these laws is the federal False Claims Act, which may be enforced by the federal government directly or by a private plaintiff by filing a qui tam lawsuit on the government’s behalf. Under the False Claims Act, the government and private plaintiffs, if any, may recover monetary penalties in the amount of $11,665 to $23,331 per false claim, as well as an amount equal to three times the amount of damages sustained by the government as a result of the false claim. Several states, including states in which MedAvail operates, have adopted their own false claims statutes as well as statutes that allow individuals to bring qui tam actions. In recent years, federal and state government authorities have launched several initiatives aimed at uncovering practices that violate false claims or fraudulent billing laws, and they have conducted numerous investigations of pharmaceutical manufacturers, or pharmacy benefit managers “PBMs”, pharmacies and healthcare providers with respect to false claims, fraudulent billing and related matters. MedAvail has procedures in place to ensure the accuracy of our claims.
Ethics in Patient Referrals Law — Stark Law
The federal Physician Self-Referral Prohibition, commonly known as the Stark Law, generally prohibits a physician from ordering Designated Health Services for Medicare and Medicaid patients from an entity with which the physician or an immediate family member has a financial relationship and prohibits the entity from presenting or causing to be presented claims to Medicare or Medicaid for those referred services, unless an exception applies. A financial relationship is generally defined as an ownership, investment, or compensation relationship. Designated Health Services include, but are not limited to, outpatient pharmaceuticals, parenteral and enteral nutrition products, home health services, durable medical equipment, physical and occupational therapy services, and inpatient and outpatient hospital services. Among other sanctions, a civil monetary penalty of over $25,000 may be imposed for each bill or claim for a service a person knows or should know is for a service for which payment may not be made due to the Stark Law. Such persons or entities are also subject to exclusion from the Medicare and Medicaid programs. Any person or entity participating in a circumvention scheme to avoid the referral prohibitions is liable for a civil monetary penalty of over $100,000. A fine of over $20,000 may be imposed for failure to comply with reporting requirements regarding an entity’s ownership, investment and compensation arrangements for each day for which reporting is required to have been made under the Stark Law.
The Stark Law is a broad prohibition on certain business relationships, with detailed exceptions. However, unlike the Anti-Kickback Statute under which an activity may fall outside a safe harbor and still be lawful, a referral for Designated Health Services that does not fall within an exception is strictly prohibited by the Stark Law. MedAvail structures all our relationships with physicians who make referrals to us in compliance with an applicable exception to the Stark Law.
In addition to the Stark Law, many of the states in which MedAvail operates has comparable restrictions on the ability of physicians to refer patients for certain services to entities with which they have a financial relationship. Certain of these state statutes mirror the Stark Law while others may be more restrictive. MedAvail structures all of our business relationships with physicians to comply with any applicable state self-referral laws.

HIPAA and Other Privacy and Confidentiality Legislation
MedAvail’s activities involve the receipt, use and disclosure of confidential health information, including disclosure of the confidential information to a patient’s health benefit plan, as permitted in accordance with applicable federal and state privacy laws. In addition, MedAvail uses and discloses de-identified data for analytical and other purposes. Many state laws restrict the use and disclosure of confidential medical information, and similar new legislative and regulatory initiatives are underway at the state and federal levels.
HIPAA imposes extensive requirements on the way in which healthcare providers that engage in certain actions covered by HIPAA, as well as healthcare clearinghouses (each known as “covered entities”) and the persons or entities that create, receive, maintain, or transmit protected health information, or PHI, on behalf of covered entities (known as “business associates”) and their subcontractors, use, disclose and safeguard PHI, including requirements to protect the integrity, availability and confidentiality of electronic PHI. Many of these obligations were expanded under the Health Information Technology for Economic and Clinical Health Act, or HITECH, passed as part of the American Recovery and Reinvestment Act of 2009. In January 2013, the Office for Civil Rights of HHS issued a final rule under HITECH that makes significant changes to the privacy, security, breach notification and enforcement regulations promulgated under HIPAA, or the Final Omnibus Rule, and which generally took effect in September 2013. The Final Omnibus Rule enhances individual privacy protections, provides individuals new rights to their health information and strengthens the government’s ability to enforce HIPAA.
The privacy regulations, or the Privacy Rule, issued by the Office of Civil Rights of HHS pursuant to HIPAA, give individuals the right to know how their PHI is used and disclosed, as well as the right to access, amend and obtain information concerning certain disclosures of PHI. Covered entities, such as pharmacies and health plans, are required to provide a written Notice of Privacy Practices to individuals that describes how the entity uses and discloses PHI, and how individuals may exercise their rights with respect to their PHI. For most uses and disclosures of PHI other than for treatment, payment, healthcare operations and certain public policy purposes, HIPAA generally requires that covered entities obtain a valid written individual authorization. In most cases, use or disclosure of PHI must be limited to the minimum necessary to achieve the purpose of the use or disclosure. The Final Omnibus Rule modifies the content of Notice of Privacy Practices in significant ways, requiring, among other things, statements informing individuals of their rights to receive notifications of any breaches of unsecured PHI and to restrict disclosures of PHI to a health plan where the individual pays out of pocket.
MedAvail is a covered entity under HIPAA in connection with our operation of specialty service pharmacies. To the extent that MedAvail provides services other than as a covered entity and it performs a function or activity, or provide a service to, a covered entity that involves PHI, the covered entity may be required to enter into a business associate agreement with us. Business associate agreements mandated by the Privacy Rule create a contractual obligation for us, as a business associate, to perform our duties for the applicable covered entity in compliance with the Privacy Rule. In addition, HITECH subjects us to certain aspects of the Privacy Rule and the HIPAA security regulations when MedAvail acts as a business associate, including imposing direct liability on business associates for impermissible uses and disclosures of PHI and the failure to disclose PHI to the covered entity, the individual, or the individual’s designee (as specified in the business associate agreement), as necessary to satisfy a covered entity’s obligations with respect to an individual’s request for an electronic copy of PHI. The Final Omnibus Rule also extends the business associate provisions of HIPAA to subcontractors where the function, activity, or service delegated by the business associate to the subcontractor involves the creation, receipt, maintenance, or transmission of PHI. As such, business associates are required to enter into business associate agreements with subcontractors for services involving access to PHI and may be subject to civil monetary penalties for the acts and omissions of their subcontractors.
Importantly, the Final Omnibus Rule greatly expands the types of product- and service-related communications to patients or enrollees that will require individual authorizations by requiring individual authorization for all treatment and healthcare operations communications where the covered entity receives payment in exchange for the communication from or on behalf of a third-party whose product or service is being described. While the Office of Civil Rights of HHS has established limited exceptions to this rule where individual authorization is not required, the marketing provisions finalized in the Final Omnibus Rule could potentially have an adverse impact on our business and revenues.

If MedAvail fails to comply with HIPAA or its policies and procedures are not sufficient to prevent the unauthorized disclosure of PHI, it could be subject to liability, fines and lawsuits under federal and state privacy laws, consumer protection statutes and other laws. Criminal penalties and civil sanctions may be imposed for failing to comply with HIPAA standards either as a covered entity or business associate, and these penalties and sanctions have significantly increased under HITECH. In addition to imposing potential monetary penalties, HITECH also requires the Office of Civil Rights of HHS to conduct periodic compliance audits and empowers state attorneys general to bring actions in federal court for violations of HIPAA on behalf of state residents harmed by such violations. Several such actions have already been brought, and continued enforcement actions are likely to occur in the future.
The transactions and code sets regulation promulgated under HIPAA requires that all covered entities that engage in certain electronic transactions, directly or through a third-party agent, use standardized formats and code sets. MedAvail, in our role as a business associate of a covered entity, must conduct such transactions in accordance with such transaction rule and related regulations that require the use of operating rules in connection with HIPAA transactions. In MedAvail’s role as a specialty pharmacy operator, it must also conduct such transactions in accordance with such regulations or engage a clearinghouse to process our covered transactions. HHS promulgated a National Provider Identifiers, or NPI, Final Rule that requires covered entities to utilize NPIs in all standard transactions. NPIs replaced National Association of Boards of Pharmacy numbers for pharmacies, DEA numbers for physicians and similar identifiers for other healthcare providers for purposes of identifying providers in connection with HIPAA standard transactions. Covered entities may be excluded from federal healthcare programs for violating these regulations.
The security regulations issued pursuant to HIPAA mandate the use of administrative, physical and technical safeguards to protect the confidentiality of electronic PHI. Such security rules apply to covered entities and business associates.
MedAvail must also comply with the “breach notification” regulations, which implement provisions of HITECH. In the case of a breach of “unsecured PHI,” covered entities must promptly notify affected individuals and the HHS Secretary, as well as the media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to the HHS Secretary on an annual basis. The regulations also require business associates of covered entities to notify the covered entity of such breaches by the business associate.
Final regulations governing the accounting of disclosures implementing provision in HITECH are forthcoming, but have been subject to significant delay. The initial proposed rule, if finalized, would require covered entities to develop systems to monitor and record: (1) which of their employees and business associates access an individual’s electronic PHI contained in a designated record set; (2) the time and date access occurs; and (3) the action taken during the access session (e.g., modification, deletion, viewing). The final regulations could impose significant burdens on covered entities and business associates.
The ACA (as defined in “Health Reform Legislation” below) require the HHS Secretary to develop new health information technology standards that could require changes to our existing software products. For example, the statute requires the establishment of interoperable standards and protocols to facilitate electronic enrollment of individuals in federal and state health and human services programs and provides the government with authority to require incorporation of these standards and protocols in health information technology investments as a condition of receiving federal funds for such investments.
HIPAA generally preempts state laws, except when state laws are more protective of PHI or are more restrictive than HIPAA requirements. Therefore, to the extent states continue to enact more protective or restrictive legislation, MedAvail could be required to make significant changes to our business operations. In addition, independent of any statutory or regulatory restrictions, individual health plan clients could increase limitations on our use of medical information, which could prevent us from offering certain services.
Medicare Part D
The Medicare Part D program, which makes prescription drug coverage available to eligible Medicare beneficiaries, regulates various aspects of the provision of Medicare drug coverage, including enrollment, formularies, pharmacy networks, marketing and claims processing. The Centers for Medicare & Medicaid Services, or CMS, imposed restrictions and consent requirements for automatic prescription delivery programs, and further limited the circumstances under which Medicare Part D plans may recoup payments to pharmacies for claims that are subsequently determined not payable under Medicare Part D. CMS sanctions for non-compliance may include suspension of enrollment and even termination from the program.
The Medicare Part D program has undergone significant legislative and regulatory changes since its inception. Medicare Part D continues to attract a high degree of legislative and regulatory scrutiny, and applicable government rules and regulations continue to evolve. For example, CMS may issue regulations that limit the ability of Medicare Part D plans to establish preferred pharmacy networks.
Health Reform Legislation
Congress passed major health reform legislation, including the Patient Protection and Affordable Care Act, as amended by the Healthcare and Education Reconciliation Act of 2010, or the ACA, which enacted a number of significant healthcare reforms. Since its enactment, there have been executive, judicial and Congressional challenges to certain aspects of the ACA. For example, the Tax Cuts and Jobs Act of 2017 (Tax Act) was enacted, which, among other things, removed penalties for not complying with ACA’s individual mandate to carry health insurance, effective January 1, 2019. On December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid. The United States Supreme Court is currently reviewing this case, but it is unknown when a decision will be reached. Although the U.S. Supreme Court has not yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period to help people obtain health insurance coverage through the ACA marketplace. This executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact the ACA and our business. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.
Managed Care Reform
In addition to health reforms enacted by the ACA, legislation has been considered, proposed and/or enacted at the state level, aimed at providing additional rights and access to drugs to individuals enrolled in managed care plans. This legislation may impact the design and implementation of prescription drug benefit plans sponsored by our PBM health plan clients and/or the services MedAvail provides to them. Both the scope of the managed care reform proposals considered by state legislatures and reforms enacted by states to date vary greatly, and the scope of future legislation that may be enacted is uncertain.
21st Century Cures Act
The 21st Century Cures Act, or the Cures Act, enacted in December 2016, among other things implemented Average Sales Price pricing for Part B DME infusion drugs in January 2017 and delayed payment for the home infusion services necessary to administer these drugs until January 2021. Given its current understanding of the Cures Act, MedAvail does not believe that it will have a significant impact on its business.
Consumer Protection Laws
The federal and state governments have many consumer protection laws that may apply to our business operations. These laws have been the basis for investigations, lawsuits and multi-state settlements relating to, among other matters, the marketing of loyalty programs and health care services, pricing accuracy, expired front store products, financial incentives provided by drug manufacturers to pharmacies in connection with therapeutic interchange programs and disclosures related to how personal data is used and protected.

Environmental and Safety Regulation
Our business is subject to various federal, state and local laws, regulations and other requirements pertaining to protection of the environment, public health and employee safety, including, for example, regulations governing the management of hazardous substances, the cleaning up of contaminated sites, and the maintenance of safe working conditions in our stores, distribution centers and other facilities. Governmental agencies on the federal, state and local levels have, in recent years, increasingly focused on the retail and health care sectors’ compliance with such laws and regulations, and have at times pursued enforcement activities. Any failure to comply with these regulations could result in fines or other sanctions by government authorities.
Human Capital
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants into our company. The principal purposes of our cash and equity incentive plans are to attract, retain and reward personnel through the granting of cash-based and stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our short- and long-term business goals.
Diversity, Inclusion & Equal Opportunity
We are committed to providing a work environment that is free of discrimination and harassment. We are an equal-opportunity employer. We make employment decisions on the basis of a person’s qualifications, and our business needs. We have ongoing outreach efforts to recruit a diverse candidate pool and are building questions into our engagement survey to promote a diverse and inclusive environment.
As new employees join us, they learn more about our policies and culture through orientation and onboarding, our Employee Handbook, Code of Conduct, and compliance trainings. These all provide guidance on how we expect to operate in order to foster diversity, equity and inclusion across our company.
Health, Safety, and Wellness
We are committed to maintaining a healthy, safe, and secure work environment that protects our employees and visitors. Most of our employees are working from home and personal protective equipment has been provided to all employees coming into the office. Where feasible, physical distancing has been implemented. We use a multi-faceted approach to ensure the health and safety of our employees, from our Code of Conduct to our policies governing the way we act within and outside of our Company. We comply with applicable health, safety, and environmental laws as well as related company policies and procedures. We have a zero-tolerance policy against aggressive behavior, violence, direct and indirect threats, harassment, intimidation, and possession of weapons on company property. Moreover, we strive to conduct our everyday business activities in an environmentally sustainable way through wellness programs, and webinars through our health insurance providers.
Commitment to Competitive and Fair Compensation
We believe that employees should be compensated fairly for their contributions to the company. We practice paying competitive salaries and hourly wages. In order to ensure we pay our employees competitively, annual benchmarking is completed on all positions throughout the company. We use external benchmarking surveys to guide our assessment of salary competitiveness. Each position is evaluated based on level of the role, the complexity of the position, and years of experience required. The Compensation Committee is responsible for our executive compensation programs for our executive officers and reports to our board of directors on its discussions, decisions and other actions.
Workforce Development
The growth and success of our employees is a top priority. We are investing heavily to build in-house tools and resources to support managers and employees on the road to success and ongoing growth.

Employees
As of December 31, 2020, we had 224 full-time employees worldwide. We believe that the success of our business will depend, in part, on our ability to attract and retain qualified personnel. None of our employees are represented by a labor union or are a party to a collective bargaining agreement.
Corporate and other Information
We were originally incorporated as MYOS Corporation in the State of Nevada in April 2007. In March 2016, we completed a merger with our wholly-owned subsidiary, MYOS RENS Technology Inc., and formally assumed the subsidiary’s name by filing Articles of Merger with the Secretary of State of the State of Nevada. The subsidiary was incorporated solely for the purpose of effecting the name change and the merger did not affect our governing documents or corporate structure in any other way. Following our acquisition of MedAvail, Inc. in November 2020, we reincorporated as a Delaware corporation and changed our name to MedAvail Holdings, Inc. In accordance with “reverse merger” accounting treatment, our historical financial statements as of period ends, and for periods ended, prior to our acquisition of MedAvail, Inc. were replaced with the historical financial statements of MedAvail, Inc. in our SEC filings made after the acquisition.
Our principal executive offices are located at 6665 Millcreek Dr. Unit 1, Mississauga ON L5N 5M4 Canada, and our telephone number is (877) 830-0826. Our website address is www.medavail.com. Investors and others should note that we announce material financial information to our investors using SEC filings, press releases, our investor relations website, public conference calls and webcasts. We use these channels to communicate with investors, customers and the public about our Company, our products and other issues. The information on, or that may be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected consolidated financial data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion and elsewhere in this prospectus contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions, that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this prospectus entitled “Risk Factors.”
Overview
Business Overview
MedAvail is a technology-enabled retail pharmacy company that is transforming full-service pharmacy. Through its full-stack pharmacy technology platform, and personal one-on-one service, MedAvail brings pharmacy-dispensing capability to the point of care, resulting in lower costs, higher patient satisfaction, improved medication adherence and better health outcomes.
MedAvail offers a unique, pharmacy technology solution which is anchored around its core technology called the MedAvail MedCenter™, or the MedCenter. The MedCenter enables on-site pharmacy in medical clinics, retail store locations, employer sites with and without onsite clinics, and any other location where onsite prescription dispensing is desired. The MedCenter establishes a live audio-visual connection to a live pharmacist enabling prescription drug dispensing to occur directly to a patient while still providing real-time supervision by a pharmacist. Although its technology platform has broad application, MedAvail is currently focused on serving high-value Medicare members in the United States of America, or U.S. MedAvail was originally incorporated in 2012, under the name DashRx, Inc.
MedAvail currently deploys its MedCenter solution through two distinct commercialization channels. First, MedAvail owns and operates a full retail pharmacy business in the U.S., under the name SpotRx™, or SpotRx. The SpotRx Pharmacy business is structured as a hub-and-spoke model where a central pharmacy supports and operates various MedCenter kiosks embedded in medical clinics, usually in close proximity to the central pharmacy. Its second commercialization channel is a direct ‘sell-to’ model, whereby MedAvail sells its MedCenter technology and leases the associated software directly to large healthcare providers and retailers for use within their own pharmacy operations.
The MedCenter kiosk works in tandem with our Remote Dispensing System®, or the Remote Dispensing System, which consists of customer-facing software for remote ordering of medications for pick-up at a MedCenter or free, next day home delivery. Supporting its MedCenter kiosks and Remote Dispensing System are MedAvail’s back-end MedPlatform® Enterprise Software, or the MedPlatform Enterprise Software, which controls dispensing and MedCenter monitoring and its supporting Pharmacy Management System software, which allows connection to MedAvail’s supporting team of pharmacists and kiosk administrators.
MedCenter kiosks come in two models: the M4 MedCenter and the M5 MedCenter. The M4 MedCenter kiosk is designed to fit in waiting rooms, hallways, and lobbies. The M5 MedCenter is a larger kiosk designed as a full pharmacy replacement with the ability to serve 3-4 customers simultaneously, it can also to be configured for drive through dispensing, similar to a bank’s ATM drive through lanes.
Traditional retail pharmacies are built around a physical store front. In order to dispense medication, these stores must have a pharmacist onsite for all hours of operation. Most pharmacies have reduced hours of operation based on customer purchasing patterns in order to contain labor cost, which results in further reduced consumer access. Furthermore, retail pharmacy wait times are typically 30 to 60 minutes or more, causing substantial delays for the consumer. During the COVID-19 pandemic, most people are looking to minimize the amount of physical contact that can lead to further disease contraction, especially for those most vulnerable, such as the elderly or those with compromised immune systems. Consequently, some patients are foregoing filling their prescribed medications, leading to declining health, increased healthcare costs and increased morbidity.
Reverse Merger
On November 17, 2020 our wholly-owned subsidiary, Matrix Merger Sub, Inc., a corporation formed in the State of Delaware, or Merger Sub, merged with and into MedAvail, Inc., or MAI, the corporate existence of Merger Sub ceased, and MAI became our wholly-owned subsidiary, or the Merger. As of result of the Merger, we acquired the business of MAI. Prior to the effective time of the Merger, on November 16, 2020, we contributed substantially all of the assets and liabilities of the pre-Merger Company MYOS RENS Technology Inc., or MYOS, to MYOS Corp., a Delaware corporation, or MYOS Corp., in exchange for all the outstanding shares of common stock MYOS Corp. On November 18, 2020, the MYOS shareholders of record existing as of October 2, 2020 were issued a pro rata dividend of all the outstanding shares of MYOS Corp. Immediately after the completion of the Merger, we reincorporated as a Delaware corporation and adopted “MedAvail Holdings, Inc.” as our company name.
The Merger was treated as a recapitalization and reverse acquisition for us for financial reporting purposes, and MAI is considered the acquirer for accounting purposes.
As a result of the Merger and the change in our business and operations, a discussion of the past financial results of MYOS is not pertinent, and under applicable accounting principles, the historical financial results of MAI, the accounting acquirer, prior to the Merger are considered our historical financial results.
On November 17, 2020 in connection with the Merger, we effected a reverse stock split at a ratio of one new share for every 12 shares of our common stock outstanding, or the Reverse Stock Split. At the effective time of the Merger, each share of MAI’s capital stock (on an as converted to MAI common stock basis) issued and outstanding immediately prior to the Merger converted into the right to receive approximately 1.26 shares of our common stock. As a result, 30,665,560 shares of our common stock were issued to former holders of MAI’s issued and outstanding capital stock after adjustments due to rounding for fractional shares.
In addition, (i) options to purchase 2,038,040 shares of MAI’s common stock issued and outstanding immediately prior to the closing of the Merger under MAI’s 2012 Equity Incentive Plan and 2018 Equity Incentive Plan were assumed and converted into options to purchase 2,568,281 shares of our common stock, and (ii) warrants to purchase 1,290,801 shares of MAI’s common stock issued and outstanding immediately prior to the closing of the Merger were assumed and converted into warrants to purchase 1,626,622 shares of our common stock.
All per share and share amounts for the years ended December 31, 2020 and 2019 have been retroactively adjusted to reflect the effect of the Merger.
Outlook
Medicare insurance plans and healthcare providers are increasingly operating under an ‘at-risk’ model, with reimbursement based on health outcomes and not based on a traditional fee-for-service model. The at-risk model is driving Medicare to focus on providing an increasing number of services to their members which can positively impact the health outcomes of these members. Such services include:
•Free rides from patient’s home to doctor visits
•Gymnasium memberships
•In-home visits
•Onsite vision and dental
•Onsite pharmacy services
It is well documented that medication adherence has a leading impact on health outcomes. As a result, our strategy is to embed a pharmacy into clinics via our MedCenter technology. An onsite presence can allow us to:

•Provide first-fill and refill dispensing onsite for patients
•Acquire new patients as customers
•Integrate ourselves into the clinic processes and become part of the onsite care team
•Offer free next day courier delivery of medication to Medicare patients
•Share real-time data with health care providers regarding patients that may be at risk of being non-adherent and therefore at-risk of lower health outcomes.
The Medicare market in the US is extremely large, is growing, and has the highest value patients in the industry. MedAvail’s addressable market size for its current initial target markets – six US States (AZ, CA, FL, IL, TX, and MI) exceeds $16 billion and is forecast to continue to grow. MedAvail added Texas and Michigan to its target state markets in 2020 based on demand from Medicare providers as well as due to changing pharmacy regulations with the states.
MedAvail’s strategy for the Medicare market is as follows:
•Identify, screen and contract with the Medicare clinic chains to deploy MedCenters onsite
•Deploy MedCenters and onsite Customer Account Managers “CAMs”
•Acquire and retain high value Medicare patients as customers
•Deploy a high touch customer service model with patients via our onsite presence, free home delivery, refill reminders and follow up calls while achieving high patient satisfaction
•Ramp prescription volume and revenue to target levels at each clinic
•Generate greater medication adherence metrics, which may drive higher reimbursement rates to clinics from insurers and improve health outcomes for patients
MedAvail’s primary business model is to generate revenue on the sale of medication to high value Medicare patients through the SpotRx retail pharmacy business. Currently, SpotRx operates in Arizona, California, and recently launched in Michigan in the fourth quarter of 2020, and plans to deploy operations in Florida in the first half of 2021. MedAvail has 46 MedCenters deployed in Medicare-focused sites throughout its operating geographies, and 57 total cumulative deployments, including 11 legacy non-medicare focused sites.
Components of Operating Results
MedAvail’s fiscal year ends on December 31, and its fiscal quarters end on the last day of each third calendar month. The years ended December 31, 2020 and December 31, 2019 are referred to as 2020 and 2019 throughout the document where referencing MedAvail.
MedAvail has never been profitable and has incurred operating losses in each year since inception. MedAvail’s net losses were $21.5 million and $26.8 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2020, MedAvail had an accumulated deficit of $148.3 million. Substantially all of MedAvail’s operating losses resulted from expenses incurred in connection with its research and development programs, build out of its retail pharmacy services operating footprint and from general and administrative costs associated with its operations.
MedAvail expects to incur significant additional expenses and operating losses for at least the next two years as it initiates and continues the technology development, deployment of its MedCenter technology and adds personnel necessary to operate as a public company with rapidly growing retail pharmacy operations in the United States. In addition, operating as a publicly traded company involves the hiring of additional financial and other personnel, upgrading its financial information systems and incurring costs associated with operating as a public company. MedAvail expects that its operating losses will lessen and turn positive as MedAvail executes its growth strategies within each of its operating segments. If MedAvail management determines to accelerate deployment into new states, operating losses could increase in the near-term, as the company grows and scales its operations in the new states and MedAvail expects operating performance to turn positive once each state reaches sufficient scale in sales volume.
As of December 31, 2020, MedAvail had cash and cash equivalents of $57.9 million. MedAvail will continue to require additional capital to continue its technology development and commercialization activities and build out of its pharmacy operations to serve its growing customer base. Accordingly, MedAvail pursued a sale of additional equity through the Private Placement funding, where the Company raised $83.9 million, with closing prior to the Merger closing. Although MedAvail believes the proceeds from the Private Placement represents sufficient funding to execute its current growth plan, due to market risks (as outlined in the “Risk Factors section of this prospectus), MedAvail may need to raise additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its growth strategy and capital market conditions. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on its financial condition and its ability to develop its product candidates.
MedAvail has two reportable segments: Retail Pharmacy Services and Pharmacy Technology. These reportable segments are generally defined by how MedAvail executes its go-to-market strategy to sell products and services.
Overview of Retail Pharmacy Services Segment
The Retail Pharmacy Services operating segment operates as SpotRx, or the Pharmacy, a full-service retail pharmacy utilizing MedAvail’s automated pharmacy technology, primarily servicing Medicare patients in the United States. In operating SpotRx, MedAvail employs the pharmacy team, purchases the medications, and deploys its proprietary technology, the MedCenter, directly into the Medicare-focused clinics. This is an end-to-end turnkey solution
Overview of Pharmacy Technology Segment
MedAvail Technologies develops and commercializes the MedCenter for direct sale or lease to third-party customers, including some of the world’s largest healthcare providers and systems, as well as large retail chains that provide full retail-pharmacy services based on its technology.

Results of Operations
The following table summarizes our statement of operations data for the years ended December 31, 2020 and 2019:

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Sales:	(in thousands)
Retail pharmacy services	$7,728	$3,227	$4,501	139%
% of total sales	55%	86%
Pharmacy technology	6,240	544	5,696	1047%
% of total sales	45%	14%
Total sales	13,968	3,771	10,197	270%
Cost of sales:
Retail pharmacy services	7,744	2,674	5,070	190%
% of total sales	55%	71%
Pharmacy technology	1,061	149	912	612%
% of total sales	8%	4%
Total cost of sales	8,805	2,823	5,982	212%
Gross profit	5,163	948	4,215	445%
% of total sales	37%	25%
Pharmacy operations	5,687	3,988	1,699	43%
% of total sales	41%	106%
General and administrative	16,562	13,285	3,277	25%
% of total sales	119%	352%
Selling and marketing	3,043	3,276	(233)	(7)%
% of total sales	22%	87%
Research and development	682	1,106	(424)	(38)%
% of total sales	5%	29%
Merger expenses	4,691	—	4,691	—%
% of total sales	34%	—%
Goodwill write-off	—	137	(137)	—%
% of total sales	—%	4%
Operating loss	(25,502)	(20,844)	(4,658)	22%
% of total sales	(183)%	(553)%
Other expenses	(110)	—	(110)	—%
% of total sales	(1)%	—%
Interest income	43	45	(2)	(4)%
% of total sales	—%	1%
Interest expense	(1,241)	(734)	(507)	69%
% of total sales	(9)%	(19)%
Net loss	$(26,810)	$(21,533)	$(5,277)	25%
% of total sales	(192)%	(571)%

Sales – Retail Pharmacy Services and Pharmacy Technology
Retail Pharmacy Services Revenue
Retail pharmacy services revenue is revenue derived from sales of prescription medications and over-the-counter products to patients. Medications are sold and delivered by various methods including dispensing product directly from the MedCenter, patient pick up at MedAvail’s SpotRx pharmacy locations or home delivery of medications to patient residences.
Pharmacy Technology Revenue
Pharmacy technology revenue refers to revenue derived from either the sales or leasing of the MedCenter to customers. In both instances, MedAvail provides integration services, operating software for the MedCenter, ongoing maintenance, and supplies.
Revenue

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Retail pharmacy services sales:
Retail pharmacy revenue	$7,728	$3,227	$4,501	139%
Total retail pharmacy services sales	7,728	3,227	4,501	139%
Pharmacy technology sales:
Software integration	3,168	—	3,168	—%
Hardware	2,401	—	2,401	—%
Rental	467	158	309	196%
Software	44	208	(164)	(79)%
Maintenance and support	58	93	(35)	(38)%
Professional services and other	47	75	(28)	(37)%
Installation	55	10	45	450%
Total pharmacy technology sales	6,240	544	5,696	1047%
Total sales	$13,968	$3,771	$10,197	270%
During the year ended December 31, 2020, retail pharmacy services sales increased $4.5 million to $7.7 million compared to the same period in 2019. The increase was due to volume growth in prescription sales at existing sites in Arizona, as well as growth from newly launched sites in Arizona and California throughout 2020. Revenue growth was partially offset by direct and indirect remuneration (DIR) fees charged by PBM’s on Medicare transactions. DIR fees are generally charged as a percentage of medication ingredient cost. During the year ended December 31, 2020, DIR fees totaled approximately $0.5 million.
During the year ended December 31, 2020, pharmacy technology sales increased $5.7 million to $6.2 million compared to the same period in 2019. The increase in sales was due primarily to revenue recognized when MedAvail and a significant customer agreed that MedAvail had no further obligation to the customer related to a terminated commercial agreement from 2018; and therefore, would have no additional deliverables related to the $4.7 million of contract liability balance. MedAvail recognized $4.7 million of contract revenue related to this agreement. This revenue is non-recurring and recorded as $1.5 million of hardware sales revenue and $3.2 million of software integration revenue for contract obligations for software programming and hardware development that were in progress but not completed. The remaining increase was due to additional MedCenter sales and rental revenue associated with growth in the number of companies evaluating our MedCenter technology through pilot deployments.

Cost of Sales – Retail Pharmacy Services and Pharmacy Technology
Retail Pharmacy Services Cost of Sales
Cost of sales for MedAvail’s Retail Pharmacy Services segment consists primarily of prescription medications, and other over-the-counter health products. Cost of Sales for Pharmacy Services are recognized at the point of sale, when price is fixed, and product is dispensed.
Pharmacy Technology Cost of Sales
Cost of sales for the Pharmacy Technology segment consists primarily of costs incurred to manufacture, ship and install MedCenters at third-party customer locations that use our MedCenters to enable their pharmacy operations and services. Cost of Sales are accrued and then recognized, in accordance with US GAAP, when contractual terms are met, and delivery and payment are complete.
Costs of Sales

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Retail pharmacy services cost of sales:
Prescription drugs	7,260	2,586	4,674	181%
Delivery fees	484	88	396	450%
Total retail pharmacy services cost of sales	7,744	2,674	5,070	190%
Pharmacy technology cost of sales:
Hardware	$655	$—	$655	—%
Professional services	59	60	(1)	(2)%
Maintenance and support	119	32	87	272%
Depreciation	194	50	144	288%
Hosting	—	7	(7)	(100)%
Installation	34	—	34	—%
Total pharmacy technology cost of sales	1,061	149	912	612%
Total cost of sales	$8,805	$2,823	$5,982	212%
During the year ended December 31, 2020, retail pharmacy services cost of sales increased $5.1 million to $7.7 million compared to the same period in 2019. The increase was primarily due to costs associated with volume growth in prescription sales at existing sites and additional sites launched in 2020 in Arizona, California and Michigan. Additionally, cost of sales for our retail pharmacy services segment increased as a result of higher demand for our home delivery services, in consequence of the COVID-19 pandemic. Included in our retail pharmacy services cost of sales is approximately $0.3 million of inventory adjustments related to obsolete and average cost inventory pricing adjustments.
During the year ended December 31, 2020, pharmacy technology cost of sales increased $0.9 million to $1.1 million compared to the same period in 2019. The increase was due primarily to costs associated with an increased number of MedCenters sold to third-party customers, including the costs of manufacturing the MedCenter, cost to install and to maintain these units. Included in our pharmacy technology cost of sales is approximately $0.2 million of inventory adjustments to MedCenter inventory, due to lower cost or net realizable value to align to current retail pricing in the market.
Pharmacy Operations
Pharmacy operations costs consist of costs incurred to operate retail pharmacies including pharmacy labor costs, rent and utilities, and pharmacy license fees. Wages and salaries consist of compensation costs incurred for all pharmacy operations related employees and contractors including bonuses, health plans, severance, and contractor costs.
Depreciation of property, plant and equipment includes depreciation on MedCenters, IT equipment, leasehold improvements, general plant and equipment, software, office furniture and equipment and vehicles. Amortization of intangible assets consists of amortization of intellectual property, website and mobile applications and software.

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Pharmacy operations expenses:	(in thousands)
Wages and salaries	$4,434	$2,239	$2,195	98%
Other pharmacy operations expenses	863	650	213	33%
Depreciation of property, plant and equipment	317	158	159	101%
Amortization of intangible assets	73	941	(868)	(92)%
Total pharmacy operations expenses	$5,687	$3,988	$1,699	43%
During the year ended December 31, 2020, pharmacy operations operating expenses increased $1.7 million to $5.7 million compared to the same period in 2019. This increase was primarily due to the opening of four additional central pharmacy locations in 2020, including three in California and one in Michigan. Additionally, as volume growth continued to ramp at existing pharmacy locations in Arizona, additional pharmacy personnel and supplies were added throughout 2020, resulting in increased operating costs.
General and Administrative
General and administrative expenses consist of personnel costs, facility expenses and expenses for outside professional services, including legal, audit and accounting services. Personnel costs consist of salaries, benefits and stock-based compensation. Facility expenses consist of rent and other related costs. Corporate insurance, office supplies and technology expenses are also captured within general and administrative expenses. MedAvail has incurred and expects to incur additional expenses as a result of becoming a public company, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.
MedAvail has a stock option plan whereby awards are granted to certain employees of MedAvail. The fair value of the stock options granted by MedAvail to employees of MedAvail is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. MedAvail measures the fair value of the options using the Black-Scholes option pricing model as of the grant date/measurement date. Shares issued upon the exercise of options are new shares. MedAvail estimates forfeitures based on historical experience and expense related to awards is adjusted over the term of the awards to reflect their probability of vesting. All fully vested awards are fully expensed.

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
General and administrative expenses:	(in thousands)
Wages and salaries	9,959	8,198	$1,761	21%
Professional services	2,037	819	1,218	149%
Rent and utilities	1,509	1,342	167	12%
Office and IT supplies	1,243	1,168	75	6%
Insurance	503	228	275	121%
Share-based compensation	380	354	26	7%
Travel and other employee expenses	343	618	(275)	(44)%
Other general and administrative expenses	588	558	30	5%
Total general and administrative expenses	$16,562	$13,285	$3,277	25%
During the year ended December 31, 2020, general and administrative costs increased approximately $3.3 million to $16.6 million compared to the same period in 2019. This increase was primarily due to hiring of additional administrative staff as well as other investments necessary for our growth and becoming a public company. Additionally, increases other general expenses, such as director and officer insurance, auditor fees, and legal fees, not associated with the merger, have increased in 2020, partly as a consequence of becoming a public company.
Selling and Marketing
Selling and marketing expenses consist of marketing and advertising costs, personnel costs, marketing related expenses for outside professional services. Wages and salaries consist of compensation costs incurred for all selling and marketing employees, including CAMs, and contractors including bonuses, health plans, severance, and contractor costs.

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Selling and marketing expenses:	(in thousands)
Wages and salaries	2,500	1,971	$529	27%
Marketing	366	1,078	(712)	(66)%
Travel and other employee expenses	140	148	(8)	(5)%
Other selling and marketing expenses	37	79	(42)	(53)%
Total selling and marketing expenses	$3,043	$3,276	$(233)	(7)%
During the year ended December 31, 2020, selling and marketing costs decreased approximately $0.2 million to $3.0 million compared to the same period in 2019. This decrease was primarily due to moving key marketing support from an outsourced third-party to internally hired marketing staff.
Research and development
Research and development expenses represent costs incurred to develop and innovate on MedAvail’s MedCenter platform technology, including development work on hardware, software and supporting information technology infrastructure. Wages and salaries consist of compensation costs incurred for research and development employees and contractors including bonuses, health plans, severance, and contractor costs.
MedAvail recognizes hardware development costs as they are incurred. When hardware is constructed for use by customers, costs are capitalized after technological feasibility is achieved and expensed before technological feasibility is achieved. Costs of hardware completed but not yet placed in service are capitalized as equipment (a long-lived asset) on the consolidated balance sheets. Costs of hardware completed and placed in service with customers are capitalized as equipment and depreciated (expensed) over the estimated useful life of the equipment.
When hardware is constructed for sale to customers, costs are capitalized as raw materials, work in process, or finished goods inventory on the consolidated balance sheets. Costs of hardware completed and available for sale are capitalized as finished goods inventory on the consolidated balance sheets. Costs of hardware sold to customers are expensed as costs of sales.
Software development costs are accrued and expensed based on ASC 985, which is designed for software costs that MedAvail intends to sell or lease (in conjunction with related hardware). Any software development costs that are incurred prior to the point where the project has demonstrated technological feasibility are expensed as they are incurred. Once technological feasibility has been established, most development costs are capitalized. Once development is complete and the software is made available for release to customers, capitalization no longer is appropriate because any remaining costs are considered ongoing maintenance and support. These are expensed as they are incurred. The definition of “technological feasibility”, per ASC 985, is “the technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements.” Software development costs are subject to these rules regardless of whether the costs were generated internally (employee time) or externally (vendor fees).

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Research and development expenses:	(in thousands)
Wages and salaries	527	784	$(257)	(33)%
Research and development	144	282	(138)	(49)%
Other expenses	11	40	(29)	(73)%
Total research and development expenses	$682	$1,106	$(424)	(38)%
During the year ended December 31, 2020, research and development costs decreased approximately $0.4 million. This decrease was primarily due to completion of certain development work related to our M5 MedCenter technology.
Merger expenses
Merger expenses primarily consist of professional service fees associated with the preparation for the Merger transaction, including legal, audit and other compliance related services. Merger expenses consisting of legal, accounting, consulting, filing fees and other costs related to preparing agreements, preparing and reviewing filings, public company compliant audits of current and prior years, and various management and technical expertise required to affect the transaction and be ready to conduct public company reporting.
No such merger expenses were incurred during the year ended December 31, 2019.

Other loss

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Other expenses:
Other expenses	$(428)	$—	$(428)	—%
Total other expenses	(428)	—	(428)	—%
Other income:				—%
Forgiveness of PPP loan	181	—	181	—%
Other gain	137	—	137	—%
Total other income	318	—	318	—%
Total other loss	$(110)	$—	$(110)	—%
During the year ended December 31, 2020, other losses increased compared to the same period in 2019. This increase was primarily due to other miscellaneous expenses incurred with the merger, partially offset by PPP loan forgiveness and other gains.
Interest income and expense
Interest expense consists of accrued interest on outstanding debt and is payable upon the maturity date.

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Interest income:
Interest income	43	45	$(2)	(4)%
Total interest income	$43	$45	$(2)	(4)%
Interest expense:
Interest expense	(1,241)	(734)	(507)	69%
Total interest expense	$(1,241)	$(734)	$(507)	69%
During the year ended December 31, 2020, interest expense increased compared to the same period in 2019 was due to the convertible notes and warrants offering, or 2020 Note and Warrant Purchase Agreement, issued on May 26, 2020. For more detail on outstanding debt and associated maturities, see Note 12 to the MedAvail Annual Financial Statements presented elsewhere in this prospectus.
Income tax
The provision for income taxes in the consolidated statement of operations represents an effective rate different from the US statutory tax rate for the following reasons:

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
Loss before income taxes	$(26,810)	$(21,533)
Income tax recovery at statutory rate (21%)	(5,630)	(4,522)	(1,108)	25%
Increase resulting from:
Effect of foreign tax rate	(252)	(669)	417	(62)%
Unrecognized deferred tax asset	5,642	4,667	975	21%
Permanent and other differences	240	524	(284)	(54)%
Provision for income taxes	$—	$—	—	—%

We have approximately $2.2 million of non-capital losses in Canada that can be used to reduce taxable income in future years. These losses will begin to expire in the year 2032. In the United States, we have approximately $41.2 million of net operating losses that can also be used to reduce taxable income in future years. These losses will begin to expire in the year 2032.
Net Loss and Diluted Earnings per Share

	Year Ended December 31,
	2020	2019
Net loss - basic and diluted	$(26,810)	$(21,533)
Weighted average shares - basic and diluted	5,722,095	1,610,620
Net loss per share - basic and diluted	$(4.69)	$(13.37)
During the years ended December 31, 2020 and 2019, there was no potential dilution from stock options or other warrants due to the Company’s net loss position. Weighted average shares for historical periods have been adjusted for the effect of the 1.26 for 1 split on November 17, 2020 as part of the Merger. The following table sets forth the computation of basic and diluted earnings per share.
For the years ended December 31, 2020 and 2019, there were a weighted average of 2.6 million and 2.0 million option awards outstanding that were not included in the diluted shares calculation because their inclusion would have been antidilutive.
Liquidity and Capital Resources
Sources of Liquidity
Since inception through December 31, 2020, MedAvail’s operations have been financed primarily by net cash proceeds of $178.2 million from the sale of stock in the private placement and the sale of redeemable preferred stock and debt in the amount of $26.0 million. As of December 31, 2020, MedAvail had $57.9 million in cash and an accumulated deficit of $148.3 million. Although MedAvail believes the proceeds from the Private Placement represent sufficient funding to execute its current growth plan, due to market risks (as outlined in the “Risk Factors section of this prospectus) and opportunities, MedAvail may need to raise additional capital to continue to fund its operations. The amount and timing of its future funding requirements will depend on many factors, including the pace and results of its growth strategy and capital market conditions. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on its financial condition and its ability to develop its product candidates. Management actively evaluates matters of liquidity and growth capital needs, including evaluating debt and equity as sources of growth capital with a focus on lower overall weighted average cost of capital and favorable financing terms.
Cash Flows
The following table summarizes MedAvail’s cash flows for the years ended December 31, 2020 and 2019:

	Year Ended December 31,		2020 vs. 2019
	2020	2019	Amount Change	% Change
	(in thousands)
Cash used in operating activities	$(28,634)	$(19,546)	$(9,088)	46%
Cash used in investing activities	(817)	(402)	(415)	103%
Cash provided by financing activities	78,598	24,986	53,612	215%
Net increase in cash	$49,147	$5,038	$44,109	876%

Operating Activities
During the year ended December 31, 2020, cash used in operating activities increased $9.1 million to $28.6 million compared to the same period in 2019. The increase was primarily due to an increase in operating expenses from wages and salaries and costs attributable to the launch and growth of our retail pharmacy operations in Arizona, California, and Michigan. Additionally, in support of our consummation of the merger and becoming a public company, cash used in operating activities increased by approximately $4.7 million.
Investing Activities
During the year ended December 31, 2020, cash used in investing activities increased $0.4 million to $0.8 million compared to the same period in 2019. The increase was primarily due to an increase in investment in property, plant and equipment associated with investments in retail pharmacy services operations in Arizona, California and Michigan.
Financing Activities
During the year ended December 31, 2020, cash provided by financing activities increased $53.6 million to $78.6 million compared to the same period in 2019. The increase was primarily due to issuance of common stock associated with the private placement of approximately $83.9 million as well as proceeds from debt arrangements of $13.0 million, which was partially offset by repayment of outstanding debt of $14.1 million.
Debt
On March 24, 2016, MedAvail and a significant customer and investor entered into a subordinated secured convertible promissory five-year note agreement for $10.0 million. This note was convertible into common shares at the option holder’s request. Additionally, upon a change of control event as defined in the note agreement or upon an Initial Public Offering, or IPO, as defined under the agreement, the option holder could request conversion of the note into Series D preferred stock at $91.02 per share. Interest of 6% was accumulated and repayable on the maturity date at MedAvail’s option. Unpaid interest was added to the outstanding principal. This note, including accrued interest, was repaid in its entirety on November 17, 2020 with proceeds from the offering.
On May 26, 2020, MedAvail completed a convertible notes and warrants offering, or 2020 Note and Warrant Purchase Agreement, to certain of its existing investors whereby those investors purchased notes and warrants on a pro rata basis with their existing investments in the Company’s preferred stock. On September 29, 2020, a First Amendment to the 2020 Note and Warrant Purchase Agreement was entered into that extended the maturity date and indicated an aggregate principal amount limit. Cash received for the notes and warrants issued through December 31, 2020, was $12.7 million (including $8.5 million from related parties). The notes accrued interest at a rate of 10%, payable at maturity or upon conversion with a maturity date of June 30, 2021. As part of the Merger, principal and interest amounts of $13.1 million were converted into common shares, pursuant to the agreement.
On May 14, 2020, the Company entered into two Promissory Notes with HSBC Bank, which provides for a loan in the aggregate amount of $0.3 million, (“PPP Loan”), pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. The PPP Loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Promissory Note contains events of default and other provisions customary for a loan of this type. The Paycheck Protection Program provides that the PPP Loan may be partially or wholly forgiven if the funds are used for certain qualifying expenses, including certain payroll costs, group health care benefits and other permitted expenses as described in the CARES Act. During 2020, MedAvail used the entire PPP Loan amount for qualifying expenses. MedAvail has applied for forgiveness of the loan in accordance with the terms of the CARES Act. During November 2020, MedAvail received notice from HSBC Bank that $0.2 million of the loan was forgiven. Management has determined that it is likely that MedAvail will meet the qualifications necessary for forgiveness of the remaining balance of the PPP Loan.

On November 17, 2020, the Company entered into a promissory note with MYOS Corp to borrow $3.0 million. The Company repaid $1 million of the borrowings on the closing date of the Merger. Half of the remaining balance is due on the six month anniversary of the closing date of the Merger, and the remaining half is due on the one year anniversary of the closing date of the Merger. The note does not accrue interest and may be repaid early without penalty. The balance of the note at December 31, 2020 was $2.0 million.
Impact of Inflation
Inflation has not had a negative impact on MedAvail’s business since inception. Management believes that any increases in costs of products sold would coincide with an increase in the sales prices of those products, which would offset the higher costs.

Contractual Obligations and Other Commitments
The following table summarizes our significant contractual obligations and commercial commitments as of December 31, 2020.

	Payments Due by Period
	Total	< 1year	1-3 years	3-5 years	5+ years
Contractual obligations	(in thousands)
Short-term debt	$2,161	$2,161	$—	$—	$—
Operating lease obligations	1,281	663	476	142	—
Finance lease obligations	142	58	84	—	—
Total contractual obligations	$3,584	$2,882	$560	$142	$—
Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.
Recent Accounting Pronouncements
See discussion of recently issued accounting pronouncements and the potential effect of that new guidance on MedAvail in Note 5 in the Consolidated Financial Statements presented elsewhere in this prospectus.
Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Please refer to Note 4 in our consolidated financial statements included elsewhere in this prospectus for information about these significant accounting policies, as well as a description of our other significant accounting policies.
MedCenter Revenue Recognition
We derive our revenue from the sale of MedPlatform Systems, which include MedCenter prescription dispensing kiosks, and the associated software, hardware, and service components necessary for operation, along with sales of products dispensed by MedCenters, and retail pharmacy sales. Contracts with customers often include promises to transfer multiple products and services. If any of these judgments were to change it could cause a material increase or decrease in the amount of revenue we report in a given period.
Under Accounting Standards Codification, or ASC, Topic 606: Revenue from Contracts with Customers, or Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that MedAvail expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, MedAvail applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.
A contract is accounted for when there has been approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Performance obligations under a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. In certain instances, we concluded distinct goods or services should be accounted for as a single performance obligation that is a series of distinct goods or services that have the same pattern of transfer to the customer. To the extent a contract includes multiple promised goods or services, we must apply judgment to determine whether the customer can benefit from the goods or services either on their own or together with other resources that are readily available to the customer (the goods or services are distinct.) We must also determine if the promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract (the goods or services are distinct in the context of the contract). If these criteria are not met, the promised services are accounted for as a single performance obligation. The transaction price is determined based on the consideration that we will be entitled to in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, we estimate the amount of variable consideration that should be included in the transaction price, generally utilizing the expected value method. During 2020 and 2019, MedAvail had no contracts that included variable consideration. Determining the transaction price requires judgment. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. Standalone selling price is determined by the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, we estimate the standalone selling price by taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. Performance obligations are satisfied either over time or at a point in time as discussed in the Pharmacy Technology Segment information. In addition, our contracts with customers generally do not include significant financing components or non-cash consideration.
MedPlatform sales agreements generally contain an agreement to provide a MedCenter prescription dispensing kiosk, and often with agreements to provide software, hardware and maintenance services which are necessary for the operation of the MedCenter, and can only be provided by us. Management reviews each contract to provide MedPlatform systems to determine if it consists of one or multiple performance obligation. In cases of a single performance obligation, ASC 606 allows a single performance obligation to be recognized over time if the customer simultaneously receives and consumes the provided benefits. In each instance, revenue is typically initially recognized when the MedCenter is controlled by the customer. Revenue continues to be recognized going forward in the periods in which the hardware, software and maintenance services are provided to the customer. For any amounts received prior to the fulfillment of the obligation, a contract liability is recorded.
Pharmacy Revenue Recognition
The Company recognizes revenue, net of sales taxes and expected returns, at the time it sells merchandise or dispenses prescription drugs to the customer. Revenue from the sale of the pharmaceutical products is recorded net of variable consideration which includes an estimate of DIR fees associated with prescription drugs dispensed during the year. DIR fees are calculated by pharmacy benefit managers (PBMs) after the sale is completed. The DIR fees under these arrangements are accounted for as variable consideration, estimated at the time of sale using the most likely amount method, and recognized as a reduction in revenue. The provisions for revenue reserves for such variable consideration recognized within accounts receivable amounted to $0.2 million as of December 31, 2020.

Management developed the estimated provisions for revenue reserves based on historical trends adjusted for product mix and PBM mix.
Pharmacy Revenue Recognition
We recognize revenue, net of taxes and expected returns, at the time we sell merchandise or dispenses prescription drugs to the customer. We estimate revenue based on expected reimbursements from third-party payers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), net of any fees from such payers, for dispensing prescription drugs. As such, revenue from the sale of the pharmaceutical products is recorded at a transaction price which includes an estimate of direct and indirect remuneration (“DIR”) fees associated with prescription drugs dispensed during the year. DIR fees are calculated by pharmacy benefit managers (“PBM”s) after the sale is completed. The DIR fees under these arrangements are accounted for as variable consideration, estimated at the time of sale using the most likely amount method, and recognized as a reduction in revenue. The provisions for revenue reserves for such variable consideration recognized within accounts receivable amounted to $0.2 million as of December 31, 2020. Management developed the estimated provisions for revenue reserves based on available information including historical trends and historical trends adjusted for product mix and PBM mix. Amounts are updated based on actual reimbursement amounts as reimbursements occur.
Lease Revenue
We provide our MedCenter units to customers on a contract that includes use of the MedCenter, along with a software license and maintenance agreement. Agreements for such leases to date have been determined to be operating leases and have been recorded following lessor guidance for operating leases. The portion of the consideration in the contract related to the MedCenter is considered lease revenue and the MedCenters leased to customers are carried on our consolidated balance sheets as fixed assets and depreciated. Lease revenue also includes non-lease components where applicable.
Accounts Receivable
Accounts receivable are primarily comprised of trade receivables presented net of allowance for doubtful accounts. We maintain an allowance for doubtful accounts based on an assessment of the collectability of amounts owed by customers. The allowance consists of known specific troubled accounts as well as an amount based on overall estimated potential uncollectible accounts receivable based on historical experience.
Inventory
Inventory for the retail pharmacy services segment consists of pharmaceuticals. Inventories for the retail pharmacy segment are stated at the lower of cost (first in, first out) or net realizable value.
Inventory for the pharmacy technology segment consists primarily of MedCenter kiosk finished goods. Inventories are stated at the lower of cost (specific identification) or net realizable value.
Convertible Debt
We account for convertible debt and related transactions in accordance with ASC 470-20, Debt with Conversion and Other Options, ASC 815, Derivatives and Hedging, and ASC 480, Distinguishing Liabilities from Equity. We evaluate convertible debt instruments and related transactions at inception to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for. Convertible debt instruments that may be settled in cash are separated into liability and equity components. The allocation to the liability component is based on the fair value of a similar instrument that does not contain an equity conversion option. Based on this debt-to-equity ratio, debt issuance costs are then allocated to the liability and equity components in a similar manner. The difference between the principal amount of the convertible debt instruments and the liability component, inclusive of issuance costs, represents the debt discount, which is amortized to interest expense over the term of the instruments. The determination of the discount rate requires certain estimates and assumptions.

Share-based compensation
We have a stock option plan whereby awards are granted to certain of our employees. The fair value of the stock options granted by us to our employees is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. We measure the fair value of the options using the Black-Scholes option pricing model as of the grant date/measurement date. Shares issued upon the exercise of options are new shares. We estimate forfeitures based on historical experience and expense related to awards is adjusted over the term of the awards to reflect their probability of vesting. All fully vested awards are fully expensed. See Note 18 in the Consolidated Financial Statements presented elsewhere in this prospectus for further information regarding specific assumptions utilized in valuation of share-based compensation arrangements.
Warrants
We issued warrants to purchase shares of our common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards once issued. Certain obligations to issue warrants as compensation for services may be initially classified as liabilities before the warrants are issued. We measure the fair value of the awards using the Black-Scholes option pricing model as of the grant date/measurement date. Warrants issued on November 12, 2020 to a service provider were valued based on the liability settled with their issuance. Warrants issued are initially recorded at fair value as a reduction to contributed surplus or as an expense if the warrants are issued to pay for services. See Note 18 in the Consolidated Financial Statements presented elsewhere in this prospectus for further information regarding specific assumptions utilized in valuation of warrants. During the year, we issued 523,483 warrants to our related parties.

DIRECTORS AND EXECUTIVE OFFICERS
The following table identifies certain information about our directors and executive officers as of April 1, 2021.
Executive Officers

Name	Age	Position(s)
Ed Kilroy	61	Chief Executive Officer, President and Director
Ryan Ferguson	46	Chief Financial Officer, Treasurer and Secretary
David Rawlins	40	Chief Commercial Officer
Neil Prezioso	62	Chief Pharmacy Officer
Will Misloski	50	Chief Marketing Officer

Non-Employee Directors

Name	Age	Position
Gerard van Hamel Platerink	52	Director
Continuing Directors
Helen Ciesielski (1)(3)	35	Director
Gerald Gradwell (1)(3)	53	Director
Rob Faulkner	58	Director
Glen Stettin (2)	57	Director
Michael Kramer (1)(2)	45	Director
__________________________________
(1)Member of our Audit Committee
(2)Member of our Compensation Committee
(3)Member of our Nominating and Corporate Governance Committee
Executive Officers
Our executive officers are appointed by, and serve at the discretion of, our board of directors. Each of our executive officers serves at the discretion of our board of directors and holds office until his successor is duly elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Ed Kilroy. Mr. Kilroy has served as our President and Chief Executive Officer and a member of our board of directors since November 2020 and has served as Private MedAvail's President and Chief Executive Officer and a member of Private MedAvail's board of directors since November 2012. Mr. Kilroy previously served as Chief Executive Officer of Symcor, one of Canada's largest providers of business and payments processing services from January 2005 to November 2010. Prior to that, Mr. Kilroy served as President of IBM Canada Ltd. from April 2000 to January 2005. Mr. Kilroy received a B.A. in Administrative Sciences from Yale University.
We believe that Mr. Kilroy's extensive business and leadership experience in the healthcare industry qualify him to serve on our board of directors.
Ryan Ferguson. Mr. Ferguson has served as our Chief Financial Officer since November 2020 and has served as Private MedAvail's Chief Financial Officer since January 2020. From July 2018 to August 2019, Mr. Ferguson served as Chief Financial Officer of Pediatric Dental Brands, a dental service organization providing pediatric dental and orthodontic services throughout the southwestern United States. From February 2015 to July 2018, Mr. Ferguson held various leadership positions at Keap (formerly Infusionsoft), a software company providing customer relationship management solutions, where he most recently served as Vice President of Finance & Analytics. From February 2008 to January 2014, Mr. Ferguson served as Director of Investor Relations at First Solar, a manufacturer of solar panels. Mr. Ferguson received a B.S. in Information Systems from Brigham Young

University, an M.B.A., with specialization in Finance, and a Master of Healthcare Management from Arizona State University.
David Rawlins. Mr. Rawlins has served as our Chief Commercial Officer since March 2020 and from May 2019 to March 2020, served as our Chief Strategy Officer and interim Chief Financial Officer. Mr. Rawlins comes with an extensive background in strategic and financial analysis, and previously served as Managing Director of Redmile Group, LLC, a health care-focused investment firm based in San Francisco and New York from 2010 to April 2019. Prior to Redmile, Mr. Rawlins was an Executive Director at Morgan Stanley, working in the firm’s institutional equities division from 2002 to 2010. Mr. Rawlins received a B.A. in experimental psychology and an MSc. in experimental psychology from Oxford University. Mr. Rawlins brings an extensive knowledge and understanding of the complexities, regulations and incentives of the US healthcare system.
Neil Prezioso. Mr. Prezioso has served as our Chief Pharmacy Officer since August 2019. Mr. Prezioso comes with an extensive background in pharmacy operations and pharmacy benefit management. Prior to MedAvail, from June 2018 to July 2019, Mr. Prezioso served as the Operations Leader for CVS Health, responsible for the leading the integration and build out of operations for IngenioRx. Prior to CVS, from December 2012 to May 2018, Mr. Prezioso served as the Chief Operating Officer for DaVitaRx, a company specialized in renal care pharmacy to serve patients with kidney disease. Prior to DaVitaRx, from 1989 to 2012, Mr. Prezioso served as Senior Vice President of Healthcare Operations at Medco Health Solutions, a pharmacy benefits management company. Mr. Prezioso received a B.S. in Pharmacy from The Ohio State University.
Will Misloski. Mr. Misloski has served as our Chief Marketing Officer since June 2018. Mr. Misloski previously served as Senior Vice President of Customer Marketing at GoDaddy Inc., an internet domain registrar and web hosting company, from December 2016 to June 2018. Prior to GoDaddy, from December 2014 to December 2016, Mr. Misloski served as Senior Vice President of Marketing at Raise.com, an online marketplace for gift cards. Mr. Misloski received a B.S. in Finance from the University of Illinois at Urbana-Champaign and a Master of Science in Integrated Marketing Communications at Northwestern University.
Non-Employee Directors
Our business affairs are managed under the direction of our board of directors, which is currently composed of eight members. Four of our directors are independent within the meaning of the listing standards of The NASDAQ Stock Market. Our board of directors is divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring.
Gerard van Hamel Platerink. Mr. van Hamel Platerink has served as Chairperson of our board of directors since November 2020 and has served on Private MedAvail's board of directors since June 2012, including serving as Chairperson of Private MedAvail's board of directors since August 2020. Mr. van Hamel Platerink has been a Managing Director at Redmile Group, LLC, a health care-focused investment firm, since May 2012. Prior to Redmile, Mr. van Hamel Platerink worked as a healthcare investor at Accuitive Medical Ventures from January 2003 to May 2012, and prior to that as an analyst at Citigroup Salomon Smith Barney and Kleinwort Benson. Mr. van Hamel Platerink has also been a director of Augmedix, Inc. since April 2016. Mr. van Hamel Platerink holds a B.S. in Physics from St. Andrews University and an MBA from Cambridge University.
We believe that Mr. van Hamel Platerink’s extensive business and leadership experience in the healthcare industry qualify him to serve on our board of directors.
Helen Ciesielski. Ms. Ciesielski has served on our board of directors since November 2020 and has served on Private MedAvail's board of directors since May 2018. Since February 2017 Ms. Ciesielski has been a Principal at Lewis & Clark Ventures, where she focuses on healthcare investments. From November 2011 to January 2017, Ms. Ciesielski served in various roles at Ascension Ventures, a healthcare-focused venture fund, where she most recently served as Principal. Ms. Ciesielski previously worked in investment banking at The Fortune Group. Ms.

Ciesielski received a B.A. in Politics & Government and Business from the University of Puget Sound, and an M.B.A from University of Portland.
We believe that Ms. Ciesielski’s broad experience as an investor in healthcare companies qualifies her to serve on our board of directors.
Gerald Gradwell. Mr. Gradwell has served on our board of directors November 2020 and has served on Private MedAvail's board of directors from March 2013 to December 2017 and since May 2018. Mr. Gradwell has served as Senior Vice President of Special Projects & Investor Relations at Walgreens Boots Alliance, Inc. since January 2015. From 2000 to 2015, Mr. Gradwell served in various leadership roles at Alliance Boots GmbH, where he most recently served as Group Director of Special Projects and Investor Relations. Prior to joining Alliance Boots GMBH, Mr. Gradwell spent 15 years as a stockbroker, banker and international capital markets advisor.
We believe that Mr. Gradwell’s current and prior experience advising publicly traded companies and his extensive experience as an executive in the healthcare and pharmaceutical industries qualify him to serve on our board of directors.
Rob Faulkner. Mr. Faulkner has served on our board of directors since November 2020 and has served on Private MedAvail's board of directors since February 2020. Mr. Faulkner has been a Managing Director at Redmile Group, LLC, a health care-focused investment firm, since February 2008. Prior to Redmile, Mr. Faulkner was a sell-side equity analyst for 16 years, from 1992 to 2008, including at Hambrecht & Quist (now JPMorgan), Thomas Weisel Partners (now Stifel Financial Corp.) and SG Warburg & Co. (now UBS). Mr. Faulkner holds an A.B. from Harvard College and an MBA from the Tuck School of Business at Dartmouth College.
We believe that Mr. Faulkner’s extensive business and leadership experience in the healthcare industry, qualifies him to serve on our board of directors.
Glen Stettin, M.D. Dr. Stettin has served on our board of directors since November 2020 and has served on Private MedAvail's board of directors since May 2018. Dr. Stettin currently serves as Senior VP and Chief Innovation Officer at Express Scripts Holding Co., a subsidiary of Cigna, where he has held various leadership positions since 2012. Prior to Express Scripts, Dr. Stettin served in leadership roles in several functional areas, including product, technology, clinical and operations at Medco Health Solutions, Inc. from 1995 to 2012. Dr. Stettin completed his residency in internal medicine at the University of California, San Francisco, where he also served as medical chief resident and assistant chief of the medical service, Moffitt Hospital, and was a fellow in cardiology and Robert Wood Johnson Clinical Scholar at UCSF/Stanford. He received a B.A. in Premedical Sciences from Lehigh University and an M.D. from the Medical College of Pennsylvania.
We believe that Dr. Stettin’s extensive experience as an executive in healthcare companies qualifies him to serve on our board of directors.
Michael Kramer. Mr. Kramer has served on our board of directors since November 2020 and has served on Private MedAvail's board of directors since August 2020. Since September 2017, Mr. Kramer has been an Operating Partner at CRG LP, a healthcare-focused investment firm, where he focuses on medical device investments. Since September 2017, Mr. Kramer has also served as Chief Financial Officer for Eximis Surgical, Inc., a medical device company developing technology for performing minimally invasive specimen removal in laparoscopic surgery. From to February 2016 to February 2017, Mr. Kramer served as Chief Operating Officer of the TriVascular operations of Endologix, Inc., a medical device company focused on developing minimally invasive technologies for aortic disorders. Prior to TriVascular, Inc.’s acquisition by Endologix, from 2010 to 2016, Mr. Kramer served as TriVascular’s Chief Financial Officer. From 2006 to 2010 Mr. Kramer held various leadership positions at ATS Medical, Inc., a developer and manufacturer of products and services focused on cardiac surgery, including serving as ATS’s Chief Financial Officer from 2007 to 2010. Mr. Kramer also previously served as a manager in the assurance and advisory services practice at Ernst & Young LLP. From August 2018 to August 2020, Mr. Kramer served as Executive Chairman of Benvenue Medical, Inc., a private medical device company. Mr. Kramer received his Bachelor of Accountancy from the University of North Dakota. Mr. Kramer is a certified public accountant (inactive).

We believe that Mr. Kramer’s extensive experience as an executive in publicly traded healthcare companies, his broad experience as an investor in medical device companies, as well as his finance experience qualify him to serve on our board of directors.

Director Independence
Our common stock is listed on The NASDAQ Capital Market. Under the rules of The Nasdaq Stock Market, independent directors must comprise a majority of a listed company’s board of directors within a specified period of time after listing on The Nasdaq Stock Market. Under Nasdaq Listing Rule 5605(a)(2), a director will qualify as an “independent director” only if, in the opinion of the company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Our board of directors has reviewed the independence of each director and determined that each of its directors other than Mr. Kilroy, Mr. van Hamel Platerink and Mr. Faulkner, representing four of our seven directors, are independent directors under the rules of The Nasdaq Stock Market. Our board of directors will review the independence of each director at least annually. During these reviews, the board of directors will consider transactions and relationships between each director, and his or her immediate family and affiliates, and our company and its management to determine whether any such transactions or relationships are inconsistent with a determination that the director is independent. This review will be based primarily on responses of the directors to questions in a directors’ and officers’ questionnaire regarding employment, business, familial, compensation and other relationships with our company including its management.
In addition, the rules of The Nasdaq Stock Market require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. Members of the compensation committee must also satisfy additional independence requirements set forth in Nasdaq Listing Rule 5605(d)(2). In order to be considered independent for purposes of Nasdaq Listing Rule 5605(d)(2), a member of a compensation committee of a listed company may not, other than in his or her capacity as a member of the compensation committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries. Additionally, the board of directors of the listed company must consider whether the compensation committee member is an affiliated person of the listed company or any of its subsidiaries and, if so, must determine whether such affiliation would impair the director’s judgment as a member of the compensation committee.
We believe that a majority of our directors and the composition of our board of directors meets the requirements for independence under the current requirements of the SEC and The Nasdaq Stock Market. As required by The Nasdaq Stock Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future governance requirements to the extent they become applicable to us.
Board Leadership Structure
We believe that the structure of our board of directors and its committees provides strong overall management of our company. The roles of Chairperson of the Board and Chief Executive Officer are currently filled by separate individuals. Our board of directors believes that the separation of the offices of the Chairperson and Chief Executive Officer is appropriate at this time because it allows our Chief Executive Officer, Ed Kilroy, to focus primarily on our business strategy, operations and corporate vision. However, as described in further detail in our corporate governance guidelines, our board of directors does not have a policy mandating the separation of the roles of Chairperson and Chief Executive Officer. Our board of directors elects our Chairperson and Chief Executive

Officer, and each of these positions may be held by the same person or by different people. We believe that it is important that the board of directors retain flexibility to determine whether these roles should be separate or combined based upon the board’s assessment of our needs and our leadership at a given point in time.
We believe that independent and effective oversight of our business and affairs is maintained through the composition of our board of directors, the leadership of our independent directors and the committees of our board of directors and our governance structures and processes already in place. The Chairperson of our board of directors is not an independent director. In addition, our board of directors consists of a majority of independent directors, and the committees of our board of directors are composed of a majority of independent directors.
Board Meetings and Committees
During our fiscal year ended December 31, 2020, our board of directors held 10 meetings (including regularly scheduled and special meetings), and each director attended at least 75% of the aggregate of (i) the total number of meetings of our board of directors held during the period for which he or she has been a director and (ii) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he served.
Although we do not have a formal policy regarding attendance by members of our board of directors at annual meetings of stockholders, we strongly encourage our directors to attend.
Our board of directors has established a standing audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors has assessed the independence of the members of each of these standing committees as defined under the rules of The Nasdaq Stock Market and, in the case of the audit committee, the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.
Audit Committee
During the year ended December 31, 2020, Ms. Ciesielski, Mr. Gradwell and Mr. Kramer served on our audit committee. Mr. Kramer serves as the chairperson of the audit committee. Our board of directors has determined that Ms. Ciesielski, Mr. Gradwell and Mr. Kramer meet the independence and experience requirements applicable to audit committee members under the rules of The Nasdaq Stock Market and the SEC and that Mr. Kramer is an “audit committee financial expert” as defined under applicable rules of the SEC. Our board of directors has assessed whether all members of the audit committee meet the composition requirements of The Nasdaq Stock Market, including the requirements regarding financial literacy and financial sophistication. Our board of directors found that Ms. Ciesielski, Mr. Gradwell and Mr. Kramer have met the financial literacy and financial sophistication requirements under SEC and The Nasdaq Stock Market rules. Our board of directors has determined that Ms. Ciesielski, Mr. Gradwell and Mr. Kramer meet the independence and experience, financial literacy and financial sophistication requirements under SEC and The Nasdaq Stock Market rules applicable to audit committee members. The audit committee’s primary responsibilities include:
•appointing and providing for the compensation of the independent registered public accounting firm to be engaged to prepare and issue an audit report and perform other audit, review or attest services;
•approving any other permissible non-audit services to be provided by the independent auditor;
•overseeing the work and evaluating the performance of the independent auditor, and, if so determined by the audit committee, terminating and replacing the independent auditor;
•reviewing and discussing, including with management and the independent auditor, the annual and quarterly financial statements;
•reviewing any proposed significant changes to accounting principles and practices;
•reviewing any material changes to the system of internal control over financial reporting;

•reviewing management’s report on effectiveness of internal control over financial reporting and, if applicable, the independent auditor’s audit of the effectiveness of our internal control over financial reporting;
•establishing a procedure for receipt, retention and treatment of any complaints or concerns received by the company about accounting, internal accounting controls or auditing matters;
•reviewing, approving and overseeing any related party transaction that would require disclosure pursuant to Item 404 of Regulation S-K;
•overseeing the implementation and enforcement of the company’s insider trading policy; and
•reviewing and evaluating any significant financial risk exposures facing the company and the steps the company’s management has taken to control and monitor such exposures.
All audit and non-audit services must be approved in advance by the audit committee. Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of The NASDAQ Stock Market. A copy of the charter of our audit committee is available on our website. During our fiscal year ended December 31, 2020, our audit committee held five meetings.
Compensation Committee
During the year ended December 31, 2020, Mr. Stettin and Mr. Kramer served on our compensation committee. Mr. Stettin served as the chair of the compensation committee. Mr. Stettin and Mr. Kramer meet the independence requirements of Nasdaq Rule 5605(d)(2).
The compensation committee’s responsibilities include:
•reviewing and recommending to the board of directors for its determination and approval the amount, form and terms of compensation of the company’s Chief Executive Officer and other “officers” (as such term is defined under the Nasdaq listing standards);
•reviewing and making recommendations to the board of directors regarding the company’s overall compensation strategy and policies;
•reviewing and making recommendations regarding the company’s equity and/or cash incentive plans and other benefit plans and, to the extent as may be permitted or required under such plans, the committee has the power and authority to administer the plans, establishes guidelines, interpret plan documents, select participants, and approve grants and awards thereunder;
•granting equity awards to non-officer employees and consultants in accordance with the terms of the company’s equity incentive plan and to establish compensation policies and practices applicable to non-officer employees;
•evaluating the relationship between executive officer compensation policies and practices and corporate risk management to confirm those policies and practices do not incentivize excessive risk-taking;
•evaluating and making recommendations to the board of directors regarding the compensation of non-employee directors;
•retaining, obtaining the advice of, engaging, compensating and terminating compensation consultants, legal counsel and such other advisors as it deems necessary and advisable to assist it in carrying out its responsibilities and functions; and
•appointing, compensating and overseeing the work of any of its compensation consultants, legal counsel and other advisors.
Our compensation committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of The NASDAQ Stock Market. A copy of the charter of our compensation committee is available on our website. During our fiscal year ended December 31, 2020, our compensation committee did not hold any meetings.

Nominating and Corporate Governance Committee
Mr. Gradwell and Ms. Ciesielski serve on our nominating and corporate governance committee. Mr. Gradwell serves as the chair of the nominating and corporate governance committee. The nominating and corporate governance committee's responsibilities include:
•identifying and recommending to the board of directors nominees for possible election to the board of directors;
•evaluating and making recommendations to the board of directors regarding its size, composition and leadership structure;
•reviewing and assessing the company’s corporate governance guidelines and recommending any proposed changes thereto to the board of directors; and
•reviewing and making recommendations to the board of directors regarding issues of executive officer succession planning and providing oversight with respect to corporate governance matters.
Our nominating and corporate governance committee operates under a written charter that satisfies the applicable listing standards of The NASDAQ Stock Market. A copy of the charter of our nominating and corporate governance committee is available on our website. During our fiscal year ended December 31, 2020, our nominating and corporate governance committee did not hold any meetings.
Compensation Committee Interlocks and Insider Participation
During the last fiscal year, Mr. Stettin and Mr. Kramer served as members of our compensation committee. None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.
Considerations in Evaluating Director Nominees
Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating director nominees. In its evaluation of director candidates, our nominating and corporate governance committee will consider the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors. Some of the qualifications that our nominating and corporate governance committee considers include, without limitation, issues of character, integrity, judgment, diversity of experience, independence, area of expertise, corporate experience, length of service, potential conflicts of interest and other commitments. Nominees must also have the ability to offer advice and guidance to our Chief Executive Officer based on past experience in positions with a high degree of responsibility and be leaders in the companies or institutions with which they are affiliated. Director candidates must have sufficient time available in the judgment of our nominating and corporate governance committee to perform all board of director and committee responsibilities. Members of our board of directors are expected to prepare for, attend and participate in all board of director and applicable committee meetings. Other than the foregoing, there are no stated minimum criteria for director nominees, although our nominating and corporate governance committee may also consider such other factors as it may deem, from time to time, are in our and our stockholders’ best interests.
Although our board of directors does not maintain a specific policy with respect to board diversity, our board of directors believes that our board of directors should be a diverse body, and our nominating and corporate governance committee considers a broad range of backgrounds and experiences. In making determinations regarding nominations of directors, our nominating and corporate governance committee may take into account the benefits of diverse viewpoints. Our nominating and corporate governance committee also considers these and other factors as it oversees the annual board of director and committee evaluations. After completing its review and evaluation of director candidates, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection.

Stockholder Recommendations for Nominations to the Board of Directors
Our nominating and corporate governance committee will consider candidates for director recommended by stockholders, so long as such recommendations comply with our amended and restated certificate of incorporation, amended and restated bylaws and applicable laws, rules and regulations, including those promulgated by the SEC. Our nominating and corporate governance committee will evaluate such recommendations in accordance with its charter, our amended and restated bylaws, our policies and procedures for director candidates, as well as the regular director nominee criteria described above. This process is designed to ensure that our board of directors includes members with diverse backgrounds, skills and experience, including appropriate financial and other expertise relevant to our business. Eligible stockholders wishing to recommend a candidate for nomination should contact our Secretary in writing. Such recommendations must include information about the candidate, a statement of support by the recommending stockholder, evidence of the recommending stockholder’s ownership of our common stock and a signed letter from the candidate confirming willingness to serve on our board of directors. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.
Under our amended and restated bylaws, stockholders may also nominate candidates for our board of directors. Any nomination must comply with the requirements set forth in our amended and restated bylaws and should be sent in writing to our Secretary at 6665 Millcreek Dr. Unit 1, Mississauga, Ontario, Canada, L5N 5M4. To be timely for our 2022 annual meeting of stockholders, our Secretary must receive the nomination no earlier than February 20, 2022 and no later than March 22, 2022.
Communications with the Board of Directors
Our stockholders wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors and mailing the correspondence to our Secretary at MedAvail Holdings, Inc., 6665 Millcreek Drive, Suite 1, Mississauga, Ontario, Canada L5N 5M4. Our Secretary, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors.
Corporate Governance Guidelines and Code of Business Conduct
We believe that good corporate governance is important to ensure that, as a public company, we will be managed for the long-term benefit of our stockholders. We and our board of directors have been reviewing the corporate governance policies and practices of other public companies, as well as those suggested by various authorities in corporate governance. We have also considered the provisions of the Sarbanes-Oxley Act and the rules of the SEC and The NASDAQ Stock Market.
Based on this review, our board of directors has taken steps to implement many of these provisions and rules. In particular, we have established charters for the audit committee and compensation committee, as well as a code of business conduct that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct is posted on the Corporate Governance portion of our website. We will post amendments to our code of business conduct or waivers of our code of business conduct for directors and executive officers on the same website.
Risk Management
Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, political, regulatory, legal and compliance, and reputational risk. We have designed and implemented processes to manage risk in our operations. Management is responsible for the day-to-day management of risks the company faces, while our board of directors, as a whole and assisted by its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are appropriate and functioning as designed.
Our board of directors believes that open communication between management and our board of directors is essential for effective risk management and oversight. Our board of directors meets with our Chief Executive Officer and other members of the senior management team at quarterly meetings of our board of directors, where, among other topics, they discuss strategy and risks facing the company, as well as at such other times as they deem appropriate.
While our board of directors is ultimately responsible for risk oversight, our board committees assist our board of directors in fulfilling its oversight responsibilities in certain areas of risk. Our audit committee assists our board of directors in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures, legal and regulatory compliance, and discusses with management and the independent auditor guidelines and policies with respect to risk assessment and risk management. Our audit committee also reviews our major financial risk exposures and the steps management has taken to monitor and control these exposures. Our audit committee also monitors certain key risks on a regular basis throughout the fiscal year, such as risk associated with internal control over financial reporting and liquidity risk. Our nominating and corporate governance committee assists our board of directors in fulfilling its oversight responsibilities with respect to the management of risk associated with board organization, membership and structure, and corporate governance. Our compensation committee assesses risks created by the incentives inherent in our compensation policies. Finally, our full board of directors reviews strategic and operational risk in the context of reports from the management team, receives reports on all significant committee activities and evaluates the risks inherent in significant transactions.
Director Compensation
As a result of the Merger, each of Robert J. Hariri, Louis Aronne, Christopher Pechock, Victor Mandel, Andrew Ponte, Eric Zaltas and Christopher Dewey resigned, constituting all of the then-serving non-employee directors of the board of directors of MYOS, and all six non-employee directors of Private MedAvail were appointed to our board of directors.
Prior to the completion of our Merger, MYOS non-employee directors received equity compensation in the form of restricted share awards for service on our board of directors or committees, including attending board and committee meetings. MYOS reimbursed directors for travel and other reasonable out-of-pocket expenses related to attendance at meetings of the board of directors and its committees in accordance with company policy.
The practice of Private MedAvail had been to compensate the unaffiliated non-employee directors for their service solely with initial equity awards and not cash payments. Private MedAvail also reimbursed directors for travel and other reasonable out-of-pocket expenses related to attendance at meetings of the board of directors and its committees in accordance with company policy.
Our board of directors approved our Outside Director Compensation Policy in November 2020 to compensate each non-employee director for his or her service. Our board of directors will have the discretion to revise non-employee director compensation as it deems necessary or appropriate. Each non-employee director is eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards, as described below:
Cash Compensation. All non-employee directors are entitled to receive the following cash compensation for their services:
•$40,000 per year for services as a board member;
•$20,000 per year additionally for service as chairperson of the audit committee;
•$7,000 per year additionally for service as an audit committee member;
•$10,000 per year additionally for service as chairperson of the compensation committee;
•$7,000 per year additionally for service as a compensation committee member;

•$10,000 per year additionally for service as a nominating and corporate governance committee member; and
•$7,000 per year additionally for service as chairperson of the nominating and corporate governance committee.
Each annual cash retainer and additional annual fee is paid quarterly in arrears on a prorated basis.
Each non-employee director may also elect to receive all or part of his or her cash retainer and additional fee payments in the form of stock options under our 2020 Equity Incentive Plan, or 2020 Plan. Elections to receive cash retainer and additional fee payments in the form of options with respect to services to be performed during the period commencing on the date of an annual meeting of our stockholders, or an Annual Meeting, and ending on the following year’s Annual Meeting must generally be made on or prior to December 31st of the year prior to the year in which such annual period commences, or such earlier deadline as established by our board of directors or compensation committee (an “annual election”). Each individual who first becomes a non-employee director is permitted to elect to convert cash retainer and additional fee payments payable in the same calendar year through the date of the following year’s Annual Meeting into options, provided that the election is made prior to the date the individual becomes a non-employee director (an “initial election”).
All options granted in lieu of cash retainer and additional fee payments will vest in quarterly installments that generally track when cash retainer or additional fee payments would have been paid, with the final vesting event occurring on the date of the next Annual Meeting following the date of grant. Options granted in connection with an annual election will generally be granted on the date of the next Annual Meeting following the calendar year in which the election is made. Options granted in connection with an initial election will generally be granted either on the fifth of the month following the month of the individual’s election or appointment to our board of directors or on the date of the next Annual Meeting that occurs in the same calendar year as the individual’s election or appointment to our board of directors.
Equity Compensation. Non-employee directors are entitled to receive all types of awards (except incentive stock options) under the 2020 Plan (or the applicable equity plan in place at the time of grant), including discretionary awards not covered under the Outside Director Compensation Policy. Nondiscretionary, automatic grants of stock options are made to our non-employee directors as follows:
•Initial Option Award. Each person who first becomes a non-employee director will be automatically granted an award of stock options on the date of the first meeting of our board of directors or compensation committee occurring on or after the start date of a non-employee director (each, a "Start Date") with a value equal to the product of (a) $120,000 multiplied by (b) a fraction, (i) the numerator of which is the number of days between such applicable Start Date and the first annual meeting date of stockholders scheduled to occur after such applicable Start Date, and (ii) the denominator of which is 365; provided that the number of shares covered by an Initial Option Award shall be rounded down to the nearest whole share; and provided further that an individual who first becomes a non-employee director on the date of an annual meeting of stockholders will not receive an Initial Option Award and will only receive an Annual Option Award.
•Annual Option Award. On the date following each annual meeting of stockholders, each non-employee director will be granted an award of stock options with a value of $120.000.
The “value” for the options described above means the grant date fair value calculated in accordance with the Black-Scholes option valuation methodology, or such other methodology our board of directors or compensation committee may determine. The term of each option described above will be ten years from the date of grant, subject to earlier termination as provided in the 2020 Plan. The exercise price per share of each option will equal the closing trading price of a share of our common stock on the date of grant.
Subject to the applicable provisions of the 2020 Plan, (i) each Initial Option Award will be scheduled to vest on the earlier of (a) the one-year anniversary of the latest annual meeting of stockholders to occur immediately prior to such applicable Start Date or (b) the date of the next annual meeting of stockholders following the date of grant of such Initial Option Award, subject to the non-employee director continuing to provide services to the

Company through each applicable vesting date and (ii) each Annual Option Award will be scheduled to vest on the earlier of (a) the one-year anniversary of the date of grant of such Annual Option Award, or (b) the date of the next annual meeting of stockholders following the date of grant of such Annual Option Award, provided that for either (a) or (b), the non-employee director has remained in continuous service with the Company through the applicable vesting date. Additionally, pursuant to our Outside Director Compensation Policy, in the event of a change in control, each outstanding and unvested equity award, including each Initial Option Award, Additional Initial Option Award and Annual Option Award, held by a non-employee director who remains in continuous service through the date of such change in control will accelerate and fully vest.
Pursuant to our Outside Director Compensation Policy, no non-employee director may be issued, in any fiscal year, cash compensation and equity awards with an aggregate value greater than $400,000 (with the value of each award of stock options based on its grant date value). Any cash compensation paid or equity awards granted to an individual for his or her services as an employee, for his or her services as a consultant (other than as a non-employee director), will not count for purposes of this limitation.
Compensation for Fiscal Year 2020 and 2019
No compensation was earned by or paid to MedAvail’s non-employee directors during the year ended December 31, 2019. The following table sets forth a summary of the compensation received by our non-employee directors during our fiscal year ended December 31, 2020:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
Gerard van Hamel Platerink	$0	$0	$0	$0
Gerald Gradwell	$23,750	$0	$36,164	$59,914
Helen Ciesielski	$0	$0	$0	$0
Glen Stettin	$20,833	$0	$36,164	$56,997
Rob Faulkner	$0	$0	$0	$0
Michael Kramer	$27,917	$0	$36,164	$64,081
_________________
(1)The amounts reported represent the aggregate dollar amount of all fees earned or paid in cash to each non-employee director for their service as a director during fiscal year 2020, including any annual retainer fees, committee and/or chairpersonship fees.
(2)The amount reported represents the aggregate grant-date fair value of the stock options awarded, calculated in accordance with ASC Topic 718. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. The assumptions used in calculating the grant-date fair value of the options reported in this column are set forth in the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates— Share-Based Compensation.”
Options outstanding as of December 31, 2020, held by our non-employee directors were as follows:

Name	Shares Subject to Outstanding Options
Gerard van Hamel Platerink	—
Gerald Gradwell	201,650
Helen Ciesielski	—
Glen Stettin	—
Rob Faulkner	—
Michael Kramer	—
Directors who are also our employees receive no additional compensation for their service as directors. During 2020, Ed Kilroy, who is one of our directors, was also an employee of our company. See “Executive Compensation—Summary Compensation Table” for additional information about the compensation for Mr. Kilroy.

EXECUTIVE COMPENSATION
Processes and Procedures for Compensation Decisions
Our compensation committee is responsible for the executive compensation programs for our executive officers and reports to our board of directors on its discussions, decisions and other actions. Our compensation committee reviews and approves corporate goals and objectives relating to the compensation of our Chief Executive Officer, evaluates the performance of our Chief Executive Officer in light of those goals and objectives and determines and approves the compensation of our Chief Executive Officer based on such evaluation. Our compensation committee has the sole authority to determine our Chief Executive Officer’s compensation. In addition, our compensation committee, in consultation with our Chief Executive Officer, reviews and approves all compensation for other officers, including the directors. Our Chief Executive Officer and Chief Financial Officer also make compensation recommendations for our other executive officers and initially propose the corporate and departmental performance objectives under our Executive Incentive Compensation Plan to the compensation committee.
The compensation committee is authorized to retain the services of one or more executive compensation and benefits consultants or other outside experts or advisors as it sees fit, in connection with the establishment of our compensation programs and related policies.
Fiscal 2020 Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was earned by our Chief Executive Officer and our two other most highly compensated executive officers in our fiscal year ended December 31, 2020. The individuals listed in the table below are our named executive officers for our fiscal year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Ed Kilroy	2020	275,764	137,275	0	27,732	0	0	440,771
Chief Executive Officer, President and Director	2019	320,318	0	0	0	0	0	320,318
Joseph Mannello (3)	2020	16,970	0	267,372	0	0	11,310	295,652
Former Chief Executive Officer	2019	23,660	0	23,663	0	0	947	48,270
Ryan Ferguson (4)	2020	249,265	140,431	0	162,550	0	0	552,246
Chief Financial Officer	2019	0	0	0	0	0	0	0
Neil Prezioso	2020	319,577	119,000	0	0	0	0	438,577
Chief Pharmacy Officer	2019	152,354	58,333	0	108,931	0	0	319,618
_________________
(1)Reflects the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. We discuss the assumptions that we used to calculate these amounts (other than those of Joseph Mannello) in Note 18 to our consolidated financial statements included elsewhere in this prospectus. With respect to Joseph Mannello, the assumptions used in determining the grant date fair value of these awards for their respective years are set forth in the “Notes to Consolidated Financial Statements: Note 11 – Stock Compensation” included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)Unless otherwise indicated, “All Other Compensation” consists solely of the value of 401(k) matching payments made by the Company.
(3)Mr. Mannello resigned as Chief Executive Officer of the Company in connection with the Merger.
(4)Compensation information for the fiscal year ended 2019 is omitted as such executive was not a named executive officer in such fiscal year.
Executive Employment Agreements
We have entered into employment letters with each of our named executive officers. Each letter has no specific term and provides for at-will employment.

We entered into an offer letter agreement with Mr. Kilroy in November 2012. The agreement is for an unspecified term and entitles Mr. Kilroy to an initial annual base salary of $300,000 CAD. Mr. Kilroy’s current annual base salary is $473,000 CAD. The agreement also provides that he will be eligible to receive a bonus as determined by MedAvail and based upon his performance and the attainment of company objectives. In connection with Mr. Kilroy entering into his offer letter agreement, and pursuant to its terms, Private MedAvail issued Mr. Kilroy an option to purchase 317,554 shares of Private MedAvail common stock, subject to standard vesting provisions. Such options converted into options to purchase the Company's common stock in connection with the closing of the Merger at the Exchange Ratio. Pursuant to the terms of the agreement, Mr. Kilroy is subject to certain to certain obligations relating to confidentiality, non-solicitation and intellectual property. Further provisions of the agreement are discussed below in the section entitled, “Potential Payments Upon Termination of Employment or Change in Control.”
We entered into an offer letter agreement with Mr. Prezioso in June 2019. The agreement is for an unspecified term and entitles Mr. Prezioso to an initial annual base salary of $350,000. Mr. Prezioso’s current annual base salary is $350,000. The agreement also provides that he will be eligible to receive a bonus of up to 40% of base salary based upon his performance and the attainment of company objectives. In connection with Mr. Prezioso entering into his offer letter agreement, and pursuant to its terms, Private MedAvail issued Mr. Prezioso an option to purchase 142,600 shares of Private MedAvail common stock, subject to standard vesting provisions. Such options converted into options to purchase the Company's common stock in connection with the closing of the Merger at the Exchange Ratio. Pursuant to the terms of the agreement, Mr. Prezioso is subject to certain obligations relating to non-disparagement, confidentiality, non-solicitation and intellectual property.
We entered into an offer letter agreement with Mr. Ferguson in December 2019. The agreement is for an unspecified term and entitles Mr. Ferguson to an initial annual base salary of $285,000. Mr. Ferguson’s current annual base salary is $293,550. The agreement also provides that he will be eligible to receive a bonus of up to 40% of base salary based upon his performance and the attainment of company objectives. In connection with Mr. Ferguson entering into his offer letter agreement, and pursuant to its terms, Private MedAvail issued Mr. Ferguson an option to purchase 197,841 shares of Private MedAvail Common Stock, subject to standard vesting provisions. Such options converted into options to purchase the Company's common stock in connection with the closing of the Merger at the Exchange Ratio. Pursuant to the terms of the agreement, Mr. Ferguson is subject to certain obligations relating to non-disparagement, confidentiality, non-solicitation and intellectual property.
Pension Benefits and Nonqualified Deferred Compensation
We do not provide a defined benefit pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan in 2020.
Potential Payments upon Termination or Change of Control
We do not currently have any formal severance agreements or any contracts in place with executives for termination or change in control payments. However, we have historically provided negotiated separation packages that are either comparable to market practices or in compliance with local law. Our 2018 Equity Incentive Plan and 2020 Equity Incentive Plan provide for acceleration of options and other equity awards upon a change in control.
Pursuant to the terms of his offer letter agreement, upon termination of his employment without cause, Mr. Kilroy is entitled to receive twelve months of base salary. In addition, if Mr. Kilroy’s employment is terminated without cause in the six-month period following a change in control, the vesting of his outstanding equity awards accelerates.

Outstanding Equity Awards at Fiscal Year-End
The following table provides information regarding equity awards held by our named executive officers at December 31, 2020.

				Option Awards			Stock Awards
Name	Grant Date (1)	Vesting Commencement Date (3)	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested	Market Value of Shares or Units of Stock that have not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan awards: Market or Payout Value of Unearned Shares, Units or other Rights that Have Not Vested ($)(3)
Ed Kilroy	11/5/2012	11/5/2012	350,811	—	$2.087 CAD	11/5/2022	—	—	—	—
	4/12/2013	4/12/2013	81,715	—	$2.087 CAD	4/12/2023	—	—	—	—
	12/23/2013	12/23/2013	127,171	—	$2.087 CAD	12/23/2023	—	—	—	—
	2/18/2015	2/18/2015	108,388	—	$2.087 CAD	2/18/2025	—	—	—	—
	7/27/2016	7/27/2016	92,160	—	$2.087 CAD	7/27/2026	—	—	—	—
	2/17/2017	2/17/2017	5,136	212	$2.087 CAD	2/17/2027	—	—	—	—
	9/1/2018	9/1/2018	40,505	12,655	$2.087 CAD	9/1/2028	—	—	—	—
	9/1/2018	9/1/2018	28,512	10,691	$2.087 CAD	9/1/2028	—	—	—	—
	4/24/2020	4/24/2020	42,325	—	$1.7061 CAD	4/24/2030	—	—	—	—
Joseph Mannello	—	—	—	—	—	—	—	—	—	—
Ryan Ferguson	4/24/2020	4/24/2020	249,319	153,935	$1.7061 CAD	4/24/2030	—	—	—	—
Neil Prezioso	12/12/2019	12/12/2019	179,704	131,032	$1.7061 CAD	12/12/2029	—	—	—	—
_______________
(1)Each of the outstanding stock options was granted pursuant to our 2018 MedAvail Equity Incentive Plan or the 2012 MedAvail Stock Option Plan.
(2)This column represents the fair market value of our common stock on the date of grant, as determined by our board of directors.
(3)Each of the option grants, with the exception of the grants on April 24, 2020, vest ratably over four years in monthly segment such that 1/48th of the award vests each month. With respect to the grants made on April 24, 2020, those grants vested immediately.

Equity Compensation Plan Information
All of our equity compensation plans have been approved by our stockholders. The following table provides information as of December 31, 2020, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(3)	(Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity Compensation Plan Approved by Stockholders(1)(2)	2,386,417	$0.76	4,220,000
Equity Compensation Plan Not Approved by Stockholders	—	—	—
Total	2,386,417		4,220,000
_________________
(1)Includes the following plans: 2018 MedAvail Equity Incentive Plan (the “2018 Plan”), the 2012 MedAvail Stock Option Plan (the “2012 Plan”), the 2020 Equity Incentive Plan (the “2020 Plan”) and the 2020 Employee Stock Purchase Plan (the “2020 ESPP”). Our 2020 Plan provides that on January 1st of each fiscal year commencing in 2021 and ending on (and including) 2031, the number of shares authorized for issuance under the 2020 Plan is automatically increased by a number equal to the lesser of (i) 5,000,000 shares; (ii) 5% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year or; (iii) such other amount as our board of directors may determine. Our 2020 ESPP provides that on January 1st of each fiscal year commencing in 2021 and ending on (and including) 2031, the number of shares authorized for issuance under the 2020 ESPP is automatically increased by a number equal to the lesser of (i) 1,000,000 shares; (ii) 1% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or (iii) such other amount as our board of directors may determine.
(2)In connection with the Merger, we assumed the 2018 Plan and the 2020 Plan from Private MedAvail, pursuant to which Private MedAvail had issued equity awards to employees, directors, and consultants. Upon the closing of the Merger, those awards became exercisable for shares of our common stock.
(3)The weighted average exercise price relates solely to outstanding stock option shares.
Summary of the 2020 Equity Incentive Plan
The following paragraphs provide a summary of the principal features of the 2020 Equity Incentive Plan, or the 2020 Plan, and its operation. However, this summary is not a complete description of all of the provisions of the 2020 Plan and is qualified in its entirety by the specific language of the 2020 Plan.
Purposes of the 2020 Plan
The purposes of the 2020 Plan are to attract and retain personnel for positions with us, any parent or subsidiary, and any entity that is in control of, is controlled by or is under common control with us (such entities are referred to herein as, the company group); to provide additional incentive to employees, directors, and consultants; and to promote the success of our business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and performance awards as the administrator of the 2020 Plan may determine.
Eligibility
Our 2020 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and of the company group.

Authorized Shares
Subject to the adjustment provisions contained in the 2020 Plan and the evergreen provision described below, the maximum number of shares of common stock that may be issued pursuant to awards under the 2020 Plan is 3,520,000 shares. The 2020 Plan also includes an evergreen provision that provides for an automatic annual increase to the number of shares of common stock available for issuance under the 2020 Plan on the first day of each fiscal year, equal to the least of:
•5,000,000 shares;
•5% of the total number of shares of all classes of our common stock as of the last day of our immediately preceding fiscal year; or
•Such lesser amount determined by the administrator.
Generally, if an award expires or becomes unexercisable without having been exercised in full, is surrendered under an exchange program described below, or, with respect to restricted stock, restricted stock units or performance awards, is forfeited to or reacquired by us due to the failure to vest, the unpurchased shares (or for awards other than options or stock appreciation rights, the forfeited or repurchased shares) that were subject to such awards will become available for future grant or sale under the 2020 Plan (unless it has terminated). With respect to stock appreciation rights, only shares actually issued will cease to be available. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale. To the extent an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares of common stock available for issuance. If our board of directors, or a committee appointed by our or board of directors, grants awards in substitution for equity compensation awards outstanding under a plan maintained by an entity acquired by or that becomes a part of any member of the company group, the grant of those substitute awards will not decrease the number of shares of common stock available for issuance under the 2020 Plan.
If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of our shares or other securities, issuance of warrants or other rights to acquire securities of us, other changes in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting the shares occurs, the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2020 Plan, will adjust the number and class of shares that may be delivered under the 2020 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2020 Plan. The conversion of any of our convertible securities and ordinary course repurchases of our shares or other securities will not be treated as an event that will require adjustment.
Plan Administration
Our board of directors or a committee appointed by our board of directors administers the 2020 Plan and are referred to as the administrator. Different administrators may administer the 2020 Plan with respect to different groups of service providers. Our board of directors may retain the authority to concurrently administer the 2020 Plan and revoke the delegation of some or all authority previously delegated. To the extent permitted by applicable laws, the administrator may delegate to one or more officers the authority to grant awards to our employees or employees of any of our subsidiaries.
Subject to the terms of the 2020 Plan and applicable laws, the administrator generally has the power in its sole discretion to make any determinations and perform any actions deemed necessary or advisable for administering the 2020 Plan. The administrator has the power to administer the plan, including but not limited to the power to interpret the 2020 Plan, and determine the terms of awards, including but not limited to the exercise price (if any), the number of shares of common stock subject to each award, the time when awards may vest or be exercised (including the ability to accelerate the vesting and exercisability of awards), and the form of consideration payable upon exercise, if applicable. The administrator may select the service providers to whom awards may be granted and approve forms of awards agreements under the 2020 Plan. The administrator also has the authority to amend awards (including but not limited to the discretionary authority to extend the post-termination exercisability period of awards and to extend the maximum term of an option) and to temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, subject to the provisions of the 2020 Plan. The administrator may institute and determine the terms and conditions of an exchange program under which (i) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (ii) participants have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator, (iii) and/or the exercise price of an outstanding award is increased or reduced. Unless a participant is on an approved leave of absence, the administrator has sole discretion to determine the date on which a participant stops actively providing services to us or the company group. The administrator’s decisions, determinations, and interpretations are final and binding on all participants and any other holders of awards.
Stock Options
Options may be granted under the 2020 Plan. Subject to the provisions of the 2020 Plan, the administrator determines the terms and conditions of options, including when such options vest and become exercisable (and the administrator has the discretion to accelerate the time at which such options will vest or become exercisable). The per share exercise price of any option generally must be at least 100% of the fair market value of a share on the date of grant, and the term of an incentive stock option may not be more than 10 years. However, with respect to any incentive stock option granted to an individual who owns 10% of the voting power of all classes of stock of our company or any of its parent or subsidiary corporations, the term of such option must not exceed 5 years, and the per share exercise price of such incentive stock option must be at least 110% of the fair market value of a share on the grant date. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her option for the period of time stated in his or her option agreement. Generally, the fair market value of a share is the closing sales price of a share on the relevant date as quoted on The Nasdaq Stock Market. In no event may an option be exercised later than the expiration of its term, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2020 Plan. Subject to the provisions of the 2020 Plan, the administrator determines the other terms of options, including but not limited to the acceptable forms of consideration for exercising an option.
Stock Appreciation Rights
Stock appreciation rights may be granted under the 2020 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the common stock between the exercise date and the date of grant. Subject to the provisions of the 2020 Plan, the administrator determines the terms and conditions of stock appreciation rights, including when such rights vest and become exercisable (and the administrator has the discretion to accelerate the time at which such rights will vest or become exercisable) and whether to pay any increased appreciation in cash, shares, or a combination of both. The per share exercise price of a stock appreciation right must be at least 100% of the fair market value a share on the date of grant with respect to United States taxpayers, and the term of a stock appreciation right will be 10 years. After a participant’s service terminates, he or she generally may exercise the vested portion of his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its terms, except in certain circumstances where the expiration occurs during a period where exercise is not permitted under applicable law, as described more fully in the 2020 Plan.
Restricted Stock
Restricted stock may be granted under the 2020 Plan. Restricted stock awards are grants of shares that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us or members of the company group), and the administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting but will not have dividend rights with respect to such shares upon grant without regard to the restriction, unless the administrator provides otherwise. Shares of restricted stock as to which the restrictions have not lapsed are subject to the right of repurchase or forfeiture.
Restricted Stock Units
Restricted stock units may be granted under the 2020 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share. The administrator determines the terms and conditions of restricted stock units including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator has the discretion to accelerate the time at which any restrictions will lapse or be removed and to settle earned restricted stock units in cash, shares, or a combination of both.
Performance Awards
Performance awards may be granted under the 2020 Plan. Performance awards are awards that will result in a payment to a participant only if objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance objectives in its discretion, which, depending on the extent to which they are met, will determine the value of the payout for the performance awards to be paid out to participants. The administrator has the discretion to reduce or waive any performance objectives or other vesting provisions for performance awards. Performance awards will have a threshold, target, and maximum payout value established by the administrator on or before to the grant date. The administrator has the discretion to pay earned performance awards in the form of cash, shares, or in some combination of both.
Non-employee Directors
The 2020 Plan provides that any non-employee director, in any fiscal year, may not be granted cash compensation and equity awards under the 2020 Plan with an aggregate value of more than $400,000, with the value of each equity award based on its grant date fair value. For purposes of this limitation, the grant date fair value is determined in accordance with U.S. generally accepted accounting principles. Any cash compensation or equity awards granted under the 2020 Plan to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to the non-employee directors.
Non-transferability of Awards
Unless the administrator provides otherwise, the 2020 Plan generally does not allow for the transfer or disposal of awards and only the recipient of an award may exercise an award during his or her lifetime. Any unauthorized transfer will be void.
Dissolution or Liquidation.
If there is a proposed liquidation or dissolution of us, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.
Merger of Change in Control
The 2020 Plan provides that if there is a merger or a “change in control” (as defined under the 2020 Plan) of us, each outstanding award will be treated as the administrator determines (subject to the following paragraph) without a participant’s consent, including that an award be continued by the successor corporation or that vesting of awards may accelerate automatically upon consummation of the transaction. The administrator is not required to treat all awards, portions of awards or participants similarly and may modify awards, subject to the provisions of the 2020 Plan.
If the successor corporation does not continue an award (or some portion of such award), the participant will fully vest in (and have the right to exercise) 100% of the then-unvested shares subject to his or her outstanding options and stock appreciation rights, all restrictions on 100% of the participant’s outstanding restricted stock and restricted stock units will lapse, and, regarding 100% of participant’s outstanding awards with performance-based vesting, all performance goals or other vesting criteria will be treated as achieved at 100% of target levels and all other terms and conditions met. In no event will vesting of an award accelerate as to more than 100% of the award. If options or stock appreciation rights are not continued when a change in control or a merger of us with or into another corporation or other entity occurs, the administrator will notify the participant in writing or electronically that the participant’s vested options or stock appreciation rights (after considering the foregoing vesting acceleration, if any) will be exercisable for a period of time determined by the administrator in its sole discretion and all of the participant’s options or stock appreciation rights will terminate upon the expiration of such period (whether vested or unvested).
With respect to awards held by a non-employee director, in the event of a change in control, the non-employee director will fully vest in and have the right to exercise his or her options and/or stock appreciation rights, all restrictions on his or her restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant.
Forfeiture and Clawback
All awards granted under the 2020 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. If we are required to prepare an accounting restatement due to our material noncompliance with any applicable securities laws as a result of a participant’s misconduct or if a participant is subject to forfeiture under applicable law, the participant must reimburse us in the amount of any payment in settlement of an award earned or accrued during the 12-month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever first occurred) of the financial document embodying such financial reporting requirement.
Amendment or Termination
The 2020 Plan will continue in effect until terminated by the administrator, however no incentive stock options may be granted after the ten (10) year anniversary of the effective date of the 2020 Plan and the evergreen feature of the 2020 Plan will operate only until the tenth (10th) anniversary of the effective date of the 2020 Plan. In addition, the board of directors has the authority to amend, suspend, or terminate the 2020 Plan, but such action generally may not materially impair the rights of any participant without his or her written consent.
Summary of the 2020 Employee Stock Purchase Plan
The following is a summary of the principal features of the ESPP and its operation. This summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by reference to the ESPP.
Purpose
The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of our common stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP permits the administrator (as discussed below) to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP authorizes the grant of purchase rights that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.
Shares Available for Issuance
If our shareholders approve the ESPP, and subject to adjustment upon certain changes in our capitalization as described in the ESPP, the maximum number of shares of our common stock that will be available for issuance under the ESPP will be 700,000 shares. The shares may be authorized, but unissued, or reacquired common stock.

The number of shares of common stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with the 2021 fiscal year equal to the least of (i) 1,000,000 shares of common stock, (ii) one percent 1% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year, or (iii) an amount determined by the administrator.
If shareholders do not approve the ESPP, then the ESPP will not become effective and no shares of our common stock will be available for issuance thereunder. We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of our shares of common stock.
Administration
The ESPP will be administered by our board of directors or a committee appointed by the board of directors that is constituted to comply with applicable laws (including the compensation committee). We expect the compensation committee to be the administrator of the ESPP. Subject to the terms of the ESPP, the administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to delegate ministerial duties to any of our employees, to designate separate offerings under the ESPP, to designate subsidiaries and affiliates as participating in the Section 423 Component and the Non-Section 423 Component, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish such procedures that it deems necessary or advisable for the administration of the ESPP. The administrator is authorized to adopt rules and procedures in order to: determine eligibility to participate, determine the definition of compensation for the purposes of contributions to the ESPP, handle contributions to the ESPP, coordinate the making of contributions to the ESPP, establish bank or trust accounts to hold contributions to the ESPP, effect the payment of interest, effect the conversion of local currency, satisfy obligations to pay payroll tax, determine beneficiary designation requirements, implement and determine withholding procedures and determine procedures for the handling of stock certificates that vary with applicable local requirements. The administrator also is authorized to determine that, to the extent permitted by applicable law, the terms of a purchase right granted under the ESPP or an offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the ESPP or the same offering to employees resident solely in the U.S. Every finding, decision and determination made by the administrator will, to the full extent permitted by law, be final and binding upon all parties.
Eligibility
Generally, all of our employees will be eligible to participate if they are customarily employed by it, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the U.S Securities Exchange Act of 1934, as amended, is or is not eligible to participate in such offering period.
However, an employee may not be granted rights to purchase shares of our common stock under the ESPP if such employee:
•immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.
Offering Periods
The ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows it to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in the ESPP. Offering periods will begin and end on such dates as may be determined by the administrator in its discretion, in each case on a uniform and nondiscriminatory basis, and may contain one or more purchase periods. The administrator may change the duration of offering periods (including commencement dates) with respect to future offerings so long as such change is announced prior to the scheduled beginning of the first offering period affected. No offering period may last more than twenty-seven (27) months.
Contributions
The ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, a participant may not change the rate of his or her contributions during an offering period.
Exercise of Purchase Right
Amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each purchase period. A participant may purchase a maximum number of shares of our common stock during a purchase period as determined by the administrator in its discretion and on a uniform and nondiscriminatory basis. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date, which is generally the last trading day of a purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.
Termination of Participation
Participation in the ESPP generally will terminate when a participating employee’s employment with us or a designated company ceases for any reason, the employee withdraws from the ESPP or we terminate or amend the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, in general the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.
Non-Transferability
Neither contributions credited to a participant’s account nor rights to purchase shares of common stock and any other rights and interests under the ESPP may be assigned, transferred, pledged or otherwise disposed of (other than by will, the laws of descent and distribution or beneficiary designation in the event of death). Any attempt at such prohibited disposition will be without effect, except that we may treat such act as an election to withdraw participation.
Certain Transactions
In the event that any dividend or other distribution (whether in the form of cash, common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of common stock or our other securities, or other change in our corporate structure affecting the common stock occurs (other than any ordinary dividends or other ordinary distributions), the administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the ESPP in such manner it may deem equitable, will adjust the number and class of common stock that may be delivered under the ESPP, the purchase price per share, the class and the number of shares of common stock covered by each purchase right under the ESPP that has not yet been exercised, and the numerical limits of the ESPP.
In the event of our proposed dissolution or liquidation, any ongoing offering periods will be shortened and will terminate immediately before completion of the proposed dissolution or liquidation following the purchase of shares of common stock under the shortened offering periods, unless provided otherwise by the administrator. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.
In the event of a merger or “change in control” (as defined in the ESPP) of us, each outstanding option under the ESPP will be assumed or substituted for by the successor corporation or its parent or subsidiary. In the event that options are not assumed or substituted for, the offering period will be shortened by setting a new exercise date on which the offering period will end, which will occur prior to the closing of the merger or change in control. Prior to the new exercise date, the administrator will notify participants regarding the new exercise date and the exercise to occur on such date.
Amendment; Termination
The administrator will have the authority to amend, suspend or terminate the ESPP. The ESPP automatically will terminate in 2040, unless terminated sooner. If the administrator determines that the ongoing operation of the ESPP may result in unfavorable financial accounting consequences, the administrator may modify, amend or terminate the ESPP to reduce or eliminate such accounting consequence. If the ESPP is terminated, the administrator in its discretion may terminate all outstanding offering periods either immediately or after completion of the purchase of shares of common stock under the ESPP (which may be adjusted to occur sooner than originally scheduled), or in accordance with their terms. If options are terminated prior to their expiration, then all amounts credited to participants that have not been used to purchase shares of common stock will be returned, without interest (unless otherwise required under applicable law), as soon as administratively practicable.

RELATED PERSON TRANSACTIONS
We describe below transactions and series of similar transactions, since the beginning of our last fiscal year, to which we were a party or will be a party, in which:
•the amounts involved exceeded or will exceed $120,000; and
•any of our directors, nominees for director, executive officers or beneficial holders of more than 5% of our outstanding common stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities (each, a related person), had or will have a direct or indirect material interest.
Warrants Issued to Entities affiliated with Lewis & Clark Venture Capital, LLC
On February 11, 2020, Private MedAvail issued warrants exercisable for 245,755 shares of Private MedAvail common stock were issued to entities affiliated with Lewis & Clark Venture Capital, LLC ("LCV") pursuant to the First Addendum to Series E Preferred Stock Purchase Agreement, dated May 9, 2018 (the "2017 Series E Addendum") and a letter agreement with LCV dated March 4, 2019 (the "2019 LCV Letter Agreement") and the achievement of certain milestones as set forth therein.
On June 29, 2020, Private MedAvail issued to LCV warrants exercisable for 67,379 shares of Private MedAvail common stock, and having an exercise price of $0.01 per share, in connection with the termination of the 2019 LCV Letter Agreement.
2020 Convertible Debt Financing
From May 2020 to October 2020, Private MedAvail issued to investors an aggregate principal amount of $12,652,775 in convertible promissory notes (the "2020 Convertible Debt Financing"). These promissory notes (the "Notes"), accrued interest at a rate of 10% per annum. Prior to the closing of the Merger and in connection with the Private Placement, as described below, the Notes converted into 1,527,656 shares of Private MedAvail common stock. Shares of Private MedAvail common stock converted into shares of our common stock in connection with the closing of the Merger at the Exchange Ratio.
Concurrently with its Note investment, each holder of a Note received a warrant to purchase a number of shares of Private MedAvail common stock equal to 10% of the original principal amount of such holder’s Note divided by US $8.27. Private MedAvail issued to the Note investors warrants to purchase an aggregate of 152,984 shares of Private MedAvail common stock under the 2020 Convertible Debt Financing. Warrants to purchase Private MedAvail common stock converted into warrants to purchase our common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of our directors, executive officers and holders of more than 5% of our outstanding common stock and their affiliates who participated in the 2020 Convertible Debt Financing.

Name	Principal Amount
Entities affiliated with Redmile Group, LLC	$5,912,744
Entities affiliated with Lewis & Clark Venture Capital, LLC	$929,918
Adage Capital Partners, L.P.	$993,853
Entities affiliated with Pura Vida Investments, LLC	$3,114,010
Private Placement
In November 2020, Private MedAvail issued and sold a total of 11,317,611 shares of Private MedAvail common stock (the "Private Placement Shares"), including 9,789,955 shares of Private MedAvail common stock to purchasers for an aggregate cash purchase price of $83.9 million, and 1,527,656 shares of Private MedAvail common stock to the holders of the Notes in connection with the conversion of the Notes (the "Private Placement").

Shares of Private MedAvail common stock converted into shares of the Company's common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of our directors, executive officers and holders of more than 5% of our outstanding common stock and their affiliates who participated in the Private Placement.

Name	Shares of Private MedAvail Common Stock	Total Purchase Price
Investment funds associated with Ally Bridge Group	5,250,874	$44,999,990.18
Adage Capital Partners, L.P.	413,275	$3,541,772.85
Entities affiliated with Lewis & Clark Venture Capital, LLC	172,083	$1,474,757.13
Entities affiliated with Pura Vida Investments, LLC	1,301,613	$11,154,833.03
Entities affiliated with Redmile Group, LLC	2,469,238	$21,161,407.57
Stockholder Agreements
In December 2019, Private MedAvail entered into the Amended and Restated Investors’ Rights Agreement, as subsequently amended and restated on or about October 9, 2020 (the "Rights Agreement"), the Amended and Restated Right of First Refusal Agreement (the "ROFR Agreement"), and the Amended and Restated Voting Agreement (the "Voting Agreement"), with certain holders of its preferred stock and certain holders of its common stock. Such agreements provide for, among other things, voting rights and obligations, information rights, rights of first refusal and registration rights. The following directors, executive officers and holders of more than 5% of our outstanding common stock and their affiliates are parties to these agreements:
1.Adage Capital Partners, L.P.
2.Entities affiliated with Lewis & Clark Venture Capital, LLC
3.Entities affiliated with Pura Vida Investments, LLC
4.Entities affiliated with Redmile Group, LLC
The ROFR Agreement and the Voting Agreement terminated upon the closing of the Merger. The Rights Agreement and the registration rights set forth therein survived the closing of the Merger as a continuing obligation of the Company. In the event that we are unable to register the shares that are subject to the Rights Agreement within the time periods set forth therein, the holders of such securities are entitled to liquidated damages from the Company.
Change of Control and Severance Agreements
We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law.
Additionally, we will continue to fulfill and honor in all respects the obligations of MYOS which existed prior to the Merger to indemnify MYOS’s former directors and officers and their heirs, executors and assigns. Following the Merger, any provisions relating to the indemnification and elimination of liability for monetary damages set forth in the articles of incorporation or bylaws of MYOS, as amended, will not be amended, repealed or otherwise modified for a period of six (6) years from the Merger in any manner that would adversely affect the rights thereunder of individuals who, at the time of the Merger, were directors, officers, employees or agents of MYOS.

Other Transactions
We have entered into employment arrangements with certain current and former executive officers. See “Executive Compensation—Executive Employment Letters.”
Policies and Procedures for Related Party Transactions
Our board of directors has approved a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the prior consent of our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock or any member of the immediate family of any of the foregoing persons in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. We did not have a formal review and approval policy for related party transactions at the time of any of the transactions described above. However, all of the transactions described above were entered into after presentation, consideration and approval by our board of directors.

USE OF PROCEEDS
All of the shares of common stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. Assuming the exercise in full for cash by the Selling Stockholders holding the warrants, or the Resale Warrants, to purchase up to an aggregate of 1,674,551 shares of our common stock at a weighted average exercise price of $1.9847 per share, we will receive up to an aggregate of approximately $3.3 million in proceeds. We will not receive any proceeds from the resale of the Resale Shares. We are registering certain of the Resale Shares pursuant to registration rights granted to certain Selling Stockholders. The Company expects to use the net proceeds from the exercise of the Resale Warrants, if any, for working capital and general corporate purposes. The Company will have broad discretion over the use of proceeds from the exercise of the Resale Warrants.
We can provide no assurance that the holder of the Resale Warrants will elect to exercise any or all of such warrants. To the extent that the Resale Warrants are exercised fully or partially on a “cashless basis,” we may receive limited or no proceeds from the exercise of the Resale Warrants.
With respect to the registration of the Resale Shares, the Selling Stockholders will pay any underwriting discounts and commissions incurred by them in disposing of the securities. We will bear all other costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, and fees of our counsel and our independent registered public accountants, expenses incurred by the Selling Stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Stockholders in disposing of the securities.

DIVIDEND POLICY
We have not declared or paid any cash dividends on our capital stock since our inception. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors deems relevant.

MARKET INFORMATION
Our common stock has been listed on the Nasdaq Capital Market under the symbol “MDVL” since November 18, 2020.
The following table sets forth on a per share basis, for the periods indicated, the low and high sale prices of our common stock as reported by the NASDAQ Capital Market.

	Dollars per Share
Year Ended December 31, 2020	High	Low
Fourth Quarter (beginning November 18, 2020)	$20.79	$9.00
Holders of Common Stock
As of April 1, 2021, the Company had approximately 187 record holders of the common stock, and the closing price per share of our common stock was $14.15. Since many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of April 1, 2021 for:
•    each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;
•    each of our executive officers;
•    each of our directors and nominees for director; and
•    all of our current executive officers and directors as a group.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of our capital stock that they beneficially own, subject to applicable community property laws.
Applicable percentage ownership is based on 31,939,898 shares of our common stock outstanding as of April 1, 2021. In computing the number of shares of capital stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of our capital stock subject to options held by the person that are currently exercisable or exercisable within 60 days of April 1, 2021. However, we did not deem such shares of our capital stock outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MedAvail Holdings, Inc., 6665 Millcreek Dr. Unit 1, Mississauga, Ontario, Canada, L5N 5M4. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

	Beneficial Ownership as of April 1, 2021
	Number of Shares(2)	Percentage
5% and Greater Stockholders
Entities affiliated with Redmile Group, LLC(1)	12,029,652	37.3%
Investment funds associated with Ally Bridge Group(2)	6,806,731	21.3%
Entities affiliated with Pura Vida Investments, LLC(3)	2,609,497	8.2%
Entities affiliated with Lewis & Clark Ventures(4)	2,349,602	7.2%
Adage Capital Partners, L.P.(5)	2,251,980	7.0%
Named Executive Officers and Directors
Ed Kilroy(6)	840,446	2.6%
Joseph Mannello(7)	17,838	*
Ryan Ferguson(8)	87,250	*
Neil Prezioso(9)	72,479	*
Gerard van Hamel Platerink	—	*
Gerald Gradwell(10)	201,650	*
Helen Ciesielski	—	*
Glen Stettin	—	*
Rob Faulkner	—	*
Michael Kramer	—	*
All directors and executive officers as a group (10 persons)(11)	1,219,663	3.7%

_________________
*Represents ownership of less than 1%.
(1)Consists of (i) 270,384 shares of common stock and 27,037 common stock purchase warrants held of record by RAF, L.P., (ii) 1,595,777 shares of common stock and 82,789 common stock purchase warrants held of record by Redmile Private Investments I, L.P., (iii) 463,838 shares of common stock and 11,301 common stock purchase warrants held of record by Redmile Capital Offshore Master Fund, Ltd., (iv) 1,803,559 shares of common stock held of record by Redmile Capital Offshore II Master Fund, Ltd., (v) 1,612,875 shares of common stock and 69,090 common stock purchase warrants held of record by Redmile Capital Fund, L.P., (vi) 1,187,939 shares of common stock and 61,628 common stock purchase warrants held of record by Redmile Private Investments I Affiliates, L.P., (vii) 1,898,965 shares of common stock and 53,081 common stock purchase warrants held of record by Redmile Strategic Master Fund, LP, (viii) 649,621 shares of common stock held of record by P Redmile Ltd, and (ix) 2,205,723 shares of common stock held of record by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares. Gerard van Hamel Platerink and Rob Faulkner are Managing Directors of Redmile Group, LLC, and each serves as a director of MedAvail and will serve as a director of the issuer following the closing of the Merger. The address for the Redmile Funds is c/o Redmile Group, LLC, One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129.
(2)Consists of (i) 3,885,951 shares of common stock held of record by ABG WTT-MedAvail Limited (“ABG WTT”) and (ii) 2,920,780 shares of common stock held of record by Ally Bridge MedAlpha Master Fund L.P. (“MedAlpha”). ABG WTT is wholly owned by Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. Voting and investment decisions with respect to any securities owned by ABG WTT are made by the investment committee of ABG-WTT Global Life Science Capital Partners GP Limited, the general partner of ABG-WTT Global Life Science Capital Partners GP, L.P., which is the general partner of Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. As such, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by ABG-WTT. Each of them disclaims any such beneficial ownership. Mr. Yu Fan indirectly controls each of Ally Bridge MedAlpha Management GP, LLC and Ally Bridge Group (NY) LLC. Ally Bridge (NY) LLC and Ally Bridge MedAlpha Management L.P., acting through its general partner Ally Bridge MedAlpha Management GP, LLC manage MedAlpha’s investments. As such, each of the foregoing entities and Mr. Yu Fan may be deemed to share beneficial ownership of the shares held by MedAlpha. Each of them disclaims any such beneficial ownership. The principal business address for all entities and individuals affiliated with Ally Bridge Group is Unit 3002-3004, 30/F., Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.
(3)Consists of (i) 997,726 shares of common stock and 3,184 common stock purchase warrants held of record by Pura Vida SPV I, LLC, (ii) 1,133,219 shares of common stock and 52,165 common stock purchase warrants held of record by Pura Vida Master Fund Ltd., (iii) 279,097 shares of common stock held of record by Segregated Account Highmark Long/Short Equity 20, (iv) 72,053 shares of common stock held of record by Walleye Opportunities Master Fund, Ltd., and (v) 72,053 shares of common stock held of record by Walleye Manager Opportunities, LLC (collectively, with the entities listed in items (i) through (iv), the “Pura Vida Funds”). Pura Vida Investments, LLC (“PVI”) serves as the investment manager to each of the entities listed in items (i) through (iii) and as the investment sub-advisor to each of the entities listed in items (iv) and (v). Efrem Kamen serves as the managing member of PVI. By virtue of these relationships, PVI and/or Mr. Kamen may be deemed to have shared voting and dispositive power with respect to the common stock owned directly by the Pura Vida Funds, which shall not be deemed an admission that PVI and/or Mr. Kamen are beneficial owners of the common stock and common stock purchase warrants for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each PVI and Mr. Kamen disclaims beneficial ownership of the common stock and common stock purchase warrants reported herein except to the extent of PVI’s and/or Mr. Kamen’s pecuniary interest therein. The address for the entities affiliated with PVI is c/o Pura Vida Investments, LLC, 150 East 52nd Street, Suite 32001, New York, NY 10022.
(4)Consists of (i) 1,496,765 shares of common stock and 494,818 common stock purchase warrants held of record by Lewis & Clark Ventures I Parallel Fund, LP, (ii) 287,341 shares of common stock and 70,678 common stock purchase warrants held of record by Lewis & Clark Ventures I, LP. Lewis & Clark Venture Capital, LLC is the general partner of each of the entities listed in items (i) and (ii) (collectively, the “Lewis & Clark Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Lewis & Clark Affiliates and may be deemed to be the beneficial owner of these shares. Thomas J. Hillman serves as the manager of Lewis & Clark Venture Capital, LLC and Mr. Hillman disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address for the Lewis & Clark Affiliates is c/o Lewis & Clark Venture Capital, LLC, 120 S. Central Avenue, Suite 1000, St. Louis, MO 63105.
(5)Consists of 2,195,702 shares of common stock and 56,278 common stock purchase warrants held of record by Adage Capital Partners, L.P. (the “Fund”). Adage Capital Partners, GP, LLC (“ACPGP”) serves as the general partner of the Fund and as such has discretion over the portfolio of securities beneficially owned by the Fund. Adage Capital Advisors, LLC (“ACA”) is managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACPGP and ACA and general partners of the Fund. Robert Atchinson and Phillip Gross disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
(6)Consists of 840,446 shares of common stock issuable pursuant to options exercisable within 60 days of April 1, 2021.
(7)Consists of 17,838 shares of common stock held of record by Joseph Mannello.
(8)Consists of 87,250 shares of common stock issuable pursuant to options exercisable within 60 days of April 1, 2021.
(9)Consists of 72,479 shares of common stock issuable pursuant to options exercisable within 60 days of April 1, 2021.
(10)Consists of 201,650 common stock purchase warrants held of record by Dowth International Limited (“Dowth”). Gerald Gradwell is the chairman and the majority shareholder of Dowth. Mr. Gradwell may be deemed to have shared voting and dispositive power with respect to the shares held by Dowth. Mr. Gradwell disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.
(11)Consists of (i) 17,838 shares of common stock held by our current directors and named executive officers and entities affiliated with certain of our current directors and executive officers, (ii) 1,000,175 shares of common stock issuable pursuant to stock options held by such directors and executive officers and exercisable within 60 days of April 1, 2021, and (iii) 201,650 common stock purchase warrants held by such directors and executive officers.

SELLING STOCKHOLDERS
This prospectus covers the resale by the Selling Stockholders identified below of an aggregate of 15,193,972 shares of our common stock. When we refer to the “Selling Stockholders” in this prospectus, we mean the persons listed in the table below, as well as their donees, pledgees, assignees, transferees, or other successors in interest. The registration of the common stock of the Selling Stockholders through this prospectus constitutes a secondary offering and is not an offering by us or on our behalf. We will not receive any proceeds from the resale of the Resale Shares by the Selling Stockholders.
The following table details the name of each Selling Stockholder, the number of shares of our common stock beneficially owned by each Selling Stockholder prior to and following the offering, and the number of Resale Shares. The following table has been prepared on the assumption that all Resale Shares will be sold to parties unaffiliated with the Selling Stockholders. The percentage of shares of our common stock beneficially owned by the Selling Stockholders, both prior to and following the offering, is based on 31,944,803 shares of our common stock outstanding as of April 16, 2021.
We cannot advise you as to whether the Selling Stockholders will in fact sell any or all of the Resale Shares. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of, at any time and from time to time, shares of the Resale Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Stockholders will have sold all of the securities covered by this prospectus upon the completion of the offering (including all shares of common stock issuable upon exercise of the Resale Warrants).
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.
Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of shares registered on its behalf. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the persons named below.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o MedAvail Holdings, Inc., 6665 Millcreek Dr. Unit 1, Mississauga ON Canada, L5N 5M4.

	Shares Owned Before the Offering (#)	Maximum Number of Shares to be Sold Pursuant to this Prospectus (#)	Shares Owned After the Offering
Name of Selling Stockholders			(#) (1)	(%) (2)
946166 Alberta Inc. (3)	*	2,284	—	—
Adage Capital Partners, L.P. (4)	2,251,980	56,278	2,195,702	6.5%
Ramin J Azar (5)	*	2,437	—	—
Sandra Bealu-Parelius (6)	*	761	—	—
Blueprint Partners LP (7)	*	318	—	—
Chasm Investments, LLC (8)	*	16,119	—	—
Colorado Financial Service Corporation (9)	*	6,001	—	—
Deerfield Private Design Fund III, L.P. (10)	1,177,725	35,173	1,142,552	3.4%
Dowth International Limited (11)	*	201,650	—	—
Wayne C. Fox (12)	*	1,628	—	—
Affiliates of H.C. Wainwright & Co., LLC (13)	*	58,518	—	—
Jeanne G. Vance Trust (14)	*	3,047	—	—
John G. Francis and Kim M. Van Elslander (15)	*	1,523	—	—
Janet Jyll Johnstone (16)	*	2,284	—	—
Gautamchand Junjarmal Kumbhat (17)	*	380	—	—
Saroj Gautamchand Kumbhat (18)	*	380	—	—
Leonard Moskowitz Family Limited Partnership (19)	*	1,523	—	—
Entities affiliated with Lewis & Clark Venture Capital, LLC (20)	2,349,602	2,349,602	—	—
Mandato Family Trust (21)	*	2,647	—	—
Marc Parent (22)	*	11	—	—
Norman Marcon (23)	*	113	—	—
Mark Moskowitz (24)	*	9,534	—	—
Howard Ortman (25)	*	1,523	—	—
Mark Parelius (26)	*	5,331	—	—
Entities affiliated with Pura Vida Investments, LLC (27)	2,609,497	55,349	2,554,148	7.6%
Entities affiliated with Redmile Group, LLC (28)	12,029,652	12,029,652	—	—
James Swan (29)	*	171	—	—
Third Launch LLC (30)	*	1,523	—	—
Thomas & Chany Chung Family Trust (31)	*	7,624	—	—
Trinnovate Ventures, Inc. (32)	*	30,475	—	—
VEF, LP (33)	*	10,993	—	—
Vukas Joint Revocable Trust (34)	*	2,284	—	—
W.C. Fox Investments Limited (35)	*	2,081	—	—
Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust (36)	*	1,523	—	—
Well Ventures, LLC (37)		288,353	—	—
James Yoo (38)	*	4,879	—	—
TOTAL	20,418,456	15,193,972	5,892,402	17.5%
__________________
*Represents less than 1% of the total.
(1)Assumes the sale of all shares offered in this prospectus.
(2)Applicable percentage ownership is based on 31,944,8034403 shares of our common stock outstanding as of April 16, 2021.
(3)Consists of 2,284 common stock purchase warrants held of record by 946166 Alberta Inc.
(4)Consists of 2,195,702 shares of common stock and 56,278 common stock purchase warrants held of record by Adage Capital Partners, L.P. (the “Fund”). Adage Capital Partners, GP, LLC (“ACPGP”) serves as the general partner of the Fund and as such has discretion over the portfolio of securities beneficially owned by the Fund. Adage Capital Advisors, LLC (“ACA”) is managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACPGP and ACA and general partners of the Fund. Robert Atchinson and Phillip Gross disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interest therein. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd Floor, Boston, MA 02116.
(5)Consists of 2,437 common stock purchase warrants held of record by Ramin J. Azar.

(6)Consists of 761 common stock purchase warrants held of record by Sandra Beaulu-Parelius.
(7)Consists of 318 common stock purchase warrants held of record by Blueprint Partners LP.
(8)Consists of 16,119 common stock purchase warrants held of record by Chasm Investments, LLC.
(9)Consists of (i) 2,954 shares of common stock and (ii) 3,047 common stock purchase warrants held of record by Colorado Financial Service Corporation.
(10)Consists of (i) 1,142,552 shares of common stock and (ii) 35,173 common stock purchase warrants held of record by Deerfield Private Design Fund III, L.P. (“Fund III”). Deerfield Mgmt III, L.P. is the general partner of Fund III. Deerfield Management Company, L.P. is the investment manager of Fund III. Mr. James E. Flynn is the sole member of the general partner of each of Deerfield Mgmt III, L.P. and Deerfield Management Company, L.P. Deerfield Mgmt III, L.P., Deerfield Management Company, L.P. and Mr. James E. Flynn may be deemed to beneficially own the securities held by Fund III, and each disclaims beneficial ownership of these securities except to the extent of his/its indirect pecuniary interest therein, if any. The address of Fund III is 780 Third Avenue, 37th Floor, New York, NY 10017.
(11)Consists of 201,650 common stock purchase warrants held of record by Dowth International Limited.
(12)Consists of 1,628 common stock purchase warrants held of record by Wayne C. Fox.
(13)Consists of (i) 36,648 common stock purchase warrants held of record by Michael Vasinkevich, (ii) 9,655 common stock purchase warrants held of record by James Cappuccio, (iii) 9,655 common stock purchase warrants held of record by Matthew Judson, (iv) 1,975 common stock purchase warrants held of record by Craig Schwabe, (v) 585 common stock purchase warrants held of record by Charles Worthman. Messrs. Vasinkevich, Cappuccio, Judson, Schwabe and Worthman are affiliates of H.C. Wainwright & Co., LLC. The address of H.C. Wainwright & Co., LLC is 430 Park Avenue, New York, New York 10022.
(14)Consists of 3,047 common stock purchase warrants held of record by Jeane G. Vance Trust.
(15)Consists of 1,523 common stock purchase warrants held of record by John G. Francis and Kim M. Van Eslander.
(16)Consists of 2,284 common stock purchase warrants held of record by Janet Jyll Johnstone.
(17)Consists of 380 common stock purchase warrants held of record by Gautamchand Junjarmal Kumbhat.
(18)Consists of 380 common stock purchase warrants held of record by Saroj Gautamchand Kumbhat.
(19)Consists of 1,523 common stock purchase warrants held of record by Leonard Moskowitz Family Limited Partnership.
(20)Consists of (i) 1,496,765 shares of common stock and 494,818 common stock purchase warrants held of record by Lewis & Clark Ventures I Parallel Fund, LP, (ii) 287,341 shares of common stock and 70,678 common stock purchase warrants held of record by Lewis & Clark Ventures I, LP. Lewis & Clark Venture Capital, LLC is the general partner of each of the entities listed in items (i) and (ii) (collectively, the “Lewis & Clark Affiliates”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Lewis & Clark Affiliates and may be deemed to be the beneficial owner of these shares. Thomas J. Hillman serves as the manager of Lewis & Clark Venture Capital, LLC and Mr. Hillman disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any. The address for the Lewis & Clark Affiliates is c/o Lewis & Clark Venture Capital, LLC, 120 S. Central Avenue, Suite 1000, St. Louis, MO 63105.
(21)Consists of 2,647 common stock purchase warrants held of record by Mandato Family Trust.
(22)Consists of 11 common stock purchase warrants held of record by Marc Parent.
(23)Consists of 113 common stock purchase warrants held of record by Norman Marcon.
(24)Consists of 9,534 common stock purchase warrants held of record by Mark Moskowitz.
(25)Consists of 1,523 common stock purchase warrants held of record by Howard Ortman.
(26)Consists of 5,331 common stock purchase warrants held of record by Mark Parelius.
(27)Consists of (i) 997,726 shares of common stock and 3,184 common stock purchase warrants held of record by Pura Vida SPV I, LLC, (ii) 1,133,219 shares of common stock and 52,165 common stock purchase warrants held of record by Pura Vida Master Fund Ltd., (iii) 279,097 shares of common stock held of record by Segregated Account Highmark Long/Short Equity 20, (iv) 72,053 shares of common stock held of record by Walleye Opportunities Master Fund, Ltd., and (v) 72,053 shares of common stock held of record by Walleye Manager Opportunities, LLC (collectively, with the entities listed in items (i) through (iv), the “Pura Vida Funds”). Pura Vida Investments, LLC (“PVI”) serves as the investment manager to each of the entities listed in items (i) through (iii) and as the investment sub-advisor to each of the entities listed in items (iv) and (v). Efrem Kamen serves as the managing member of PVI. By virtue of these relationships, PVI and/or Mr. Kamen may be deemed to have shared voting and dispositive power with respect to the common stock owned directly by the Pura Vida Funds, which shall not be deemed an admission that PVI and/or Mr. Kamen are beneficial owners of the common stock and common stock purchase warrants for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each PVI and Mr. Kamen disclaims beneficial ownership of the common stock and common stock purchase warrants reported herein except to the extent of PVI’s and/or Mr. Kamen’s pecuniary interest therein. The address for the entities affiliated with PVI is c/o Pura Vida Investments, LLC, 150 East 52nd Street, Suite 32001, New York, NY 10022.
(28)Consists of (i) 270,384 shares of common stock and 27,037 common stock purchase warrants held of record by RAF, L.P., (ii) 1,595,777 shares of common stock and 82,789 common stock purchase warrants held of record by Redmile Private Investments I, L.P., (iii) 463,838 shares of common stock and 11,301 common stock purchase warrants held of record by Redmile Capital Offshore Master Fund, Ltd., (iv) 1,803,559 shares of common stock held of record by Redmile Capital Offshore II Master Fund, Ltd., (v) 1,612,875 shares of common stock and 69,090 common stock purchase warrants held of record by Redmile Capital Fund, L.P., (vi) 1,187,939 shares of common stock and 61,628 common stock purchase warrants held of record by Redmile Private Investments I Affiliates, L.P., (vii) 1,935,010 shares of common stock and 53,081 common stock purchase warrants held of record by Redmile Strategic Master Fund, LP, (viii) 649,621 shares of common stock held of record by P Redmile Ltd., and (ix) 2,205,723 shares of common stock held of record by RedCo I, L.P. Redmile Group, LLC is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (ix) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile Group, LLC and also may be deemed to be the beneficial owner of these shares. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares except to the extent of its or his pecuniary interest in such shares, if any. Gerard van Hamel Platerink and Rob Faulkner are Managing Directors of Redmile Group, LLC, and each serves as a director of MedAvail and as a director of the Company. The address for the Redmile Funds is c/o Redmile Group, LLC, One Letterman Drive, Building D, Suite D3-300, San Francisco, CA 94129.
(29)Consists of 171 common stock purchase warrants held of record by James Swan.

(30)Consists of 1,523 common stock purchase warrants held of record by Third Launch LLC.
(31)Consists of 7,624 shares of common stock held of record by Thomas & Chany Chung Family Trust.
(32)Consists of 30,475 common stock purchase warrants held of record by Trinnovate Ventures, Inc.
(33)Consists of 10,993 common stock purchase warrants held of record by VEF, LP.
(34)Consists of 2,284 common stock purchase warrants held of record by Vukas Joint Revocable Trust.
(35)Consists of 2,081 common stock purchase warrants held of record by W.C. Fox Investments Limited.
(36)Consists of 1,523 common stock purchase warrants held of record by Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust.
(37)Consists of 288,353 common stock purchase warrants held of record by Well Ventures, LLC. Well Ventures, LLC is a subsidiaries of Walgreens Boots Alliance, Inc. The address of Walgreens Boots Alliance, Inc. is 106 Wilmot Road, Deerfield, IL 60015.
(38)Consists of 4,879 common stock purchase warrants held of record by James Yoo.
No Selling Stockholder has had any material relationship with us or any of our affiliates within the past three fiscal years other than as described below. The following is a summary of transactions since January 1, 2018 to which we have been or will be a party, in which the amount involved exceeded or will exceed $120,000, and in which any of the Selling Stockholders, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
MedAvail Holdings, Inc.
H.C. Wainwright & Co., LLC Warrant
On November 18, 2020, in connection with MYOS’s engagement of H.C. Wainwright & Co., LLC, or HCW, as a financial advisor with respect to the Merger, we issued warrants to certain affiliates of HCW to purchase up to an aggregate of 58,518 shares of our common stock.
HCW advised the MYOS board of directors throughout the negotiation of the Merger, and in particular with respect to the structuring of the Merger. For its work on the Merger, HCW received $450,000 in cash and certain affiliates of HCW received warrants to purchase an aggregate of 58,518 shares of our common stock. In the two years prior to the signing of the Merger Agreement, HCW performed certain other services for MYOS in connection with its at-the-market equity program, for which it received compensation consisting of 3.5% of the cash raised from sales of MYOS stock. In addition, MYOS agreed to reimburse certain expenses arising, and to indemnify HCW against certain liabilities that may arise, out of HCW’s engagements.
Redmile Group, LLC
Gerard van Hamel Platerink is a Managing Director at Redmile Group, LLC. Mr. van Hamel Platerink has served as the Chairperson and a member of our board of directors since November 2020 and as a member of MedAvail, Inc.’s board of directors since May 2018, serving as the Chairperson of MedAvail, Inc.’s board of directors since August 2020.
Rob Faulkner is a Managing Director at Redmile Group, LLC. Mr. Faulkner has served as a member of our board of directors since November 2020 and as a member of MedAvail, Inc.’s board of directors since February 2020.
Lewis & Clark Venture Capital, LLC
Helen Ciesielski is a Principal of Lewis & Clark Ventures. Ms. Ciesielski has served as a member of our board of directors since November 2020 and as a member of MedAvail, Inc.’s board of directors since May 2018.
MedAvail, Inc.
2017 Series E Preferred Stock Financing
From December 2017 to May 2018, MedAvail, Inc. issued and sold 1,885,396 shares of Series E convertible preferred stock to investors that included certain Selling Stockholders at a purchase price of $11.00 Canadian Dollars, or CAD, per share, or the 2017 Series E Financing. Shares of MedAvail, Inc. Series E convertible preferred stock converted into shares of MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.

The following table sets forth the names of the Selling Stockholders who participated in the 2017 Series E Financing.

Name	Shares of Series E Preferred Stock	Total Purchase Price (CAD)
Adage Capital Partners, L.P.	106,695	$1,173,645
Deerfield Private Design Fund III, L.P.	66,686	$733,546
Entities affiliated with Lewis & Clark Venture Capital, LLC	938,181	$10,319,991
Entities affiliated with Pura Vida Investments, LLC	41,911	$461,021
Entities affiliated with Redmile Group, LLC	731,923	$8,051,153
2019 Series E Preferred Stock Financing
From March 2019 to September 2019, MedAvail, Inc. issued and sold a total of 3,123,357 shares of its Series E convertible preferred stock to investors that included certain Selling Stockholders at a purchase price of CAD $11.00 per share and warrants to purchase an aggregate of 211,598 shares of its Common Stock at an exercise price of $1.98 United States Dollars, or USD, per share, or the 2019 Series E Financing. Shares of MedAvail, Inc. Series E convertible preferred stock converted into shares of MedAvail Holdings, Inc. common stock and warrants to purchase MedAvail, Inc. common stock converted into warrants to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of the Selling Stockholders who participated in the 2019 Series E Financing.

Name	Shares of Series E Preferred Stock	Common Warrants	Total Purchase Price
Adage Capital Partners, L.P.	64,253	6,425	$531,372.31
Deerfield Private Design Fund III, L.P.	40,158	4,015	$332,106.66
Howard Ortman	12,091	1,209	$99,992.57
Janet Jyll Johnstone	18,137	1,813	$149,992.99
Jeanne G. Vance Trust	24,183	2,418	$199,993.41
John G. Francis and Kim M. Van Elslander	12,091	1,209	$99,992.57
Leonard Moskowitz Family Limited Partnership	12,091	1,209	$99,992.57
Entities affiliated with Lewis & Clark Venture Capital, LLC	60,123	6,011	$497,217.21
Mark Parelius	24,184	2,418	$200,001.68
Pura Vida Master Fund Ltd.	7,370	737	$60,949.90
Entities affiliated with Redmile Group, LLC	432,683	43,267	$3,578,288.41
Sandra Beaulu-Parelius	6,046	604	$50,000.42
Third Launch LLC	12,091	1,209	$99,992.57
Thomas Y. and Chany N. Chung Family Trust	60,500	6,050	$500,335.00
Trinnovate Ventures, Inc.	241,837	24,183	$1,999,991.99
Vukas Joint Revocable Trust Agreement	18,137	1,813	$149,992.99
Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust	12,091	1,209	$99,992.57
2020 Convertible Debt Financing
From May 2020 to October 2020, MedAvail, Inc. issued to investors, including certain Selling Stockholders, an aggregate principal amount of $12,652,775 in convertible promissory notes, or the 2020 Convertible Debt Financing. These promissory notes, or the Notes, accrued interest at a rate of 10% per annum. Prior to the closing of the Merger and in connection with the Private Placement, as described below, the Notes converted into 1,527,656 shares of MedAvail Inc. common stock. Shares of MedAvail, Inc. common stock converted into shares of MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
Concurrently with its Note investment, each holder of a Note received a warrant to purchase a number of shares of MedAvail, Inc. common stock equal to 10% of the original principal amount of such holder’s Note divided by US $8.27. The Company issued to the Note investors warrants to purchase an aggregate of 152,984 shares of MedAvail, Inc. common stock under the 2020 Convertible Debt Financing. Warrants to purchase MedAvail, Inc. common stock converted into warrants to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of the Selling Stockholders who participated in the 2020 Convertible Debt Financing.

Name	Principal Amount
946166 Alberta Inc.	$150,000.00
Adage Capital Partners, L.P.	$993,852.55
Blueprint Partners LP	$20,993.32
Deerfield Private Design Fund III, L.P.	$621,158.78
Gautamchand Junjarmal Kumbhat	$25,000.00
Entities affiliated with Lewis & Clark Venture Capital, LLC	$929,917.76
Mandato Family Trust, Joseph Mandato, Trustee	$50,000.00
Mark Moskowitz	$100,000.00
Mark Parelius	$150,000.00
Pura Vida Master Fund Ltd.	$3,114,009.54
Entities affiliated with Redmile Group, LLC	$5,912,744.43
Saroj Gautamchand Kumbhat	$25,000.00
VEF, LP	$560,098.75
Private Placement
In November 2020, MedAvail, Inc. issued and sold a total of 11,317,611 shares of MedAvail, Inc. common stock, or the Private Placement Shares, including 9,789,955 shares of MedAvail, Inc. common stock to purchasers for an aggregate cash purchase price of $83.9 million, and 1,527,656 shares of MedAvail, Inc. common stock to the holders of the Notes in connection with the conversion of the Notes, or the Private Placement. Shares of MedAvail, Inc. common stock converted into shares of MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
The following table sets forth the names of the Selling Stockholders who participated in the Private Placement.

Name	Shares of Common Stock	Total Purchase Price
946166 Alberta Inc.	17,929	$153,657.53
Adage Capital Partners, L.P.	413,275	$3,541,772.85
Blueprint Partners LP	2,552	$21,879.06
Deerfield Private Design Fund III, L.P.	75,975	$651,110.54
Gautamchand Junjarmal Kumbhat	2,951	$25,294.52
Entities affiliated with Lewis & Clark Venture Capital, LLC	172,083	$1,474,757.13
Mandato Family Trust, Joseph Mandato, Trustee	6,091	$52,205.47
Mark Moskowitz	11,975	$102,630.13

Mark Parelius	18,169	$155,712.32
Entities affiliated with Pura Vida Investments, LLC	1,301,613	$11,154,833.03
Entities affiliated with Redmile Group, LLC	2,469,238	$21,161,407.57
Saroj Gautamchand Kumbhat	2,951	$25,294.52
VEF, LP	66,600	$570,779.84
Agreement with Walgreens Boots Alliance
MedAvail, Inc. and Walgreens Boots Alliance, or WBA, a customer and investor of MedAvail, Inc., entered into a series of agreements from 2016 to 2018 for MedAvail, Inc. to provide MedCenters, services related to those MedCenters, software and hardware development work and other commitments.
MedAvail entered into a letter agreement dated December 7, 2017, or the 2017 WBA Letter Agreement with WBA pursuant to which WBA agreed to amend certain commercial arrangements with MedAvail and to approve the 2017 Series E Financing, and pursuant to which on March 4, 2017, MedAvail, Inc. issued to Well Ventures, Inc., a subsidiary of WBA warrants exercisable for 228,816 shares of MedAvail, Inc. common Stock, at an exercise price of CAN $11.00. The warrant to purchase MedAvail, Inc. common stock converted into a warrant to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
Agreements with entities affiliated with Lewis & Clark Venture Capital, LLC
MedAvail, Inc. entered into the First Addendum to Series E Preferred Stock Purchase Agreement dated May 9, 2018, or the 2017 Series E Addendum, which set forth additional terms with respect to the participation in the 2017 Series E Financing by Lewis & Clark Ventures I, LP and certain other affiliated entities, or collectively LCV, which included, among other things, (i) a requirement that the then current MedAvail, Inc. stockholders purchase, in the aggregate 938,181 shares of MedAvail, Inc. Series E convertible preferred stock in the 2017 Series E Financing, (ii) a further amended and restated certificate of incorporation, (iii) a further amended and restated voting agreement, and (iv) the issuance of warrants exercisable for MedAvail, Inc. common stock and having an exercise price of US $0.01 per share to LCV upon the occurrence of certain milestones as further provided for in the 2017 Series E Addendum.
On March 4, 2019, MedAvail, Inc. entered into a letter agreement with LCV, or the 2019 LCV Letter Agreement, pursuant to which MedAvail agree to issue to LCV certain warrants to purchase shares of MedAvail, Inc. common stock upon the achievement of certain milestones, as further set forth therein.
On February 11, 2020, MedAvail, Inc. issued warrants exercisable for 245,755 shares of MedAvail, Inc. common stock to LCV pursuant to the 2017 Series E Addendum and the 2019 LCV Letter Agreement and the achievement of certain milestones as set forth therein.
On June 29, 2020, MedAvail, Inc. issued to LCV warrants exercisable for 67,379 shares of MedAvail, Inc. common stock, and having an exercise price of $0.01 per share, in connection with the termination of the 2019 LCV Letter Agreement.
Warrants to purchase MedAvail, Inc. common stock converted into warrants to purchase MedAvail Holdings, Inc. common stock in connection with the closing of the Merger at the Exchange Ratio.
Stockholder Agreements
In December 2019, MedAvail, Inc. entered into the Amended and Restated Investors’ Rights Agreement, as subsequently amended and restated on or about October 9, 2020, or the Rights Agreement, the Amended and Restated Right of First Refusal Agreement, or the ROFR Agreement, and the Amended and Restated Voting Agreement, or the Voting Agreement, with certain holders of its preferred stock and certain holders of its common stock. Such agreements provide for, among other things, voting rights and obligations, information rights, rights of first refusal and registration rights. The following Selling Stockholders are parties to these agreements:
1.Adage Capital Partners, L.P.
2.Deerfield Private Design Fund III, L.P.
3.Entities affiliated with Lewis & Clark Venture Capital, LLC
4.Entities affiliated with Pura Vida Investments, LLC
5.Entities affiliated with Redmile Group, LLC
6.Trinnovate Ventures, Inc.
7.Thomas Y. and Chany N. Chung Family Trust
8.Howard Ortman
9.Jeanne G. Vance Trust
10.Third Launch LLC
11.Janet Jyll Johnstone
12.Leonard Moskowitz Family Limited Partnership
13.Weinstock/Gavin Living Trust dated December 7, 1992, a revocable trust
14.Vukas Joint Revocable Trust Agreement
15.John G. Francis and Kim M. Van Elslander
16.Mark Parelius
17.Sandra Bealu-Parelius
The ROFR Agreement and the Voting Agreement terminated upon the closing of the Merger. The Rights Agreement and the registration rights set forth therein survived the closing of the Merger as a continuing obligation of the Company. In the event that we are unable to register the shares that are subject to the Rights Agreement within the time periods set forth therein, the holders of such securities are entitled to liquidated damages from the Company.

DESCRIPTION OF CAPITAL STOCK
The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, the amended and restated investors rights agreement to which we and certain of our stockholders are parties, and of the Delaware General Corporation Law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, and amended and restated bylaws and amended and restated investors rights agreement. Copies of these documents were filed with the SEC and referenced in the exhibits to our registration statement, of which this prospectus forms a part..
General
Our amended and restated certificate of incorporation authorizes 100 million shares of common stock, $0.001 par value per share, and 10 million shares of preferred stock, $0.001 par value per share. As of April 16, 2021, there were outstanding:
•31,944,803 shares of our common stock held by approximately 187 stockholders of record;
•2,511,848 shares of our common stock issuable upon exercise of outstanding stock options; and
•1,674,551 shares of our common stock issuable upon exercise of outstanding warrants.
Upon the completion of this offering, we expect to have 31,944,803 shares of common stock outstanding and no shares of preferred stock outstanding. The number of shares of common stock outstanding will not change as a result of this offering.
Common Stock
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not have any plans to pay dividends to our stockholders.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Fully Paid and Nonassessable
All of our outstanding shares of common stock are fully paid and nonassessable.

Registration Rights
Amended and Restated Investors’ Rights Agreement
In connection with the closing of the Merger, on November 18, 2020, we executed and delivered a joinder to the Rights Agreement. Under the Rights Agreement, we agreed to use commercially reasonable efforts to file one or more registration statements with the SEC to register the resale of the shares of the our common stock held by certain of our stockholders, including certain Selling Stockholders, and to have such registration statement(s) become effective as soon as practicable after the filing thereof and within 180 days of the closing of the Merger. In the event that we are unable to register the shares that are subject to the Rights Agreement within the time periods set forth therein, the holders of such securities are entitled to liquidated damages from us.
Obligation to Register HCW Warrants
On November 18, 2020, we issued to affiliates of HCW and its affiliates warrants, or the HCW Warrants, to purchase an aggregate of 58,518 shares of common stock, at an exercise price of $0.01 per share, in connection with MYOS’s engagement of HCW as a financial advisor with respect to the Merger. In the HCW Warrants, we agreed to utilize commercially reasonable efforts to file a resale registration statement with the SEC to register the shares of our common stock that may be acquired by HCW and its affiliates pursuant to such warrants.
Preferred Stock
Currently no shares of preferred stock are outstanding. Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund provisions and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. No shares of preferred stock are outstanding, and we have no present plan to issue any shares of preferred stock.
Anti-Takeover Effects or Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law
Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stock holders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.
These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of a non-friendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute
We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 defines business combination to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
•the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.
In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Special Stockholder Meetings
Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, or our Chief Executive Officer or President. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice.

Elimination of Stockholder Action by Written Consent
Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.
Classified Board; Election and Removal of Directors
Our amended and restated certificate of incorporation and amended and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors are permitted to be set only by a resolution adopted by our board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors up for election. In addition, our amended and restated certificate of incorporation provides that directors may only be removed for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of the voting power of our then outstanding voting stock.
The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Exchange Listing
Our common stock is listed on The Nasdaq Capital Market under the symbol “MDVL.”
Transfer Agent
The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219. Our shares of common stock will be issued in uncertificated form only, subject to limited exceptions.

PLAN OF DISTRIBUTION
The Selling Stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership or other distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The Selling Stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•in the over-the-counter market;
•in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•an exchange distribution in accordance with the rules of the applicable exchange;
•privately negotiated transactions;
•through agents;
•through one or more underwriters in a public offering on a firm commitment or best-efforts basis;
•through the settlement of short sales (including short sales “against the box”), in each case subject to compliance with the Securities Act and other applicable laws;
•through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•in other ways not involving market makers or established trading markets;
•by pledge to secure debts and other obligations;
•a combination of any such methods of sale; and
•any other method permitted pursuant to applicable law.
The selling stockholders may also sell all or a portion of the applicable shares in reliance upon an exemption from registration under Rule 144 under the Securities Act of 1933, as amended, or Securities Act, including Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of these exemptions and provisions.

The Selling Stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
In connection with the sale of our common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the Selling Stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the Selling Stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. However, we will receive proceeds from the exercise of the warrants if they are exercised for cash by a holder thereof.
The Selling Stockholders and any underwriters, broker-dealers or agents that are involved in selling the common stock or interests therein may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The maximum amount of any compensation to be received by any FINRA member will not be greater than an amount that is considered fair and reasonable for the sale of any securities being registered. Each selling stockholder has informed us that it does not as of the date hereof have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. If a selling stockholder is deemed to be an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.
To the extent required, the shares of our common stock to be sold, the names of the Selling Stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.
In order to comply with the securities laws of some states, if applicable, the shares of our common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states shares of our common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
We have advised the Selling Stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the Selling Stockholders for the purpose of satisfying the prospectus delivery requirements of the

Securities Act. The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the Selling Stockholders against liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.
In connection with the Merger, we agreed with certain of the Selling Stockholders to keep the registration statement of which this prospectus is a part effective until the earlier of a period of one year or until the Selling Stockholders have completed the distribution described in the registration statement.
Once sold under the registration statement of which this prospectus is a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, not all shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
As of April 16, 2021, we had a total of 31,944,803 shares of our common stock outstanding. The number of shares of common stock outstanding will not change as a result of this offering. All the shares of common stock sold in this offering will be freely tradable, unless purchased by our affiliates.
As a result of the lock-up agreements and market standoff provisions described below and the provisions of Rules 144 and 701, shares of our common stock will be available for sale in the public market as follows:
•18,784,812 shares of our common stock outstanding as of April 19, 2021 will be eligible for sale upon expiration of lock-up agreements on May 17, 2021, subject in certain circumstances to the volume, manner of sale and other limitations under Rule 144 and Rule 701.
14,379,254 Resale Shares registered pursuant to this Registration Statement will not be eligible for sale until the expiration of certain lock-up agreements on May 17, 2021, subject to certain exceptions.
Lock-Up Agreement
In connection with the Merger, our executive officers, directors and certain of our stockholders, including certain Selling Stockholders, entered into lock-up agreements with the Company under which they agreed that, subject to certain exceptions, without the prior consent of the Company, they will not dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our common stock until May 17, 2021. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed below.
Rule 144
In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of a class of our capital stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal 319,398 shares, based on the number of shares outstanding as of March 29, 2021; or
•with respect to the sale of our common stock, the average weekly trading volume of our common stock on the Nasdaq during the four calendar weeks immediately preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares of our capital stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701
Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, although substantially all of these shares have been registered on Form S-8 as described below.
Registration Rights
Upon the completion of this offering, holders of approximately 14,379,254 shares of common stock are entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.
Registration Statement
We filed a registration statement on Form S-8 under the Securities Act to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 became effective immediately upon filing, and shares of our common stock covered by the registration statement are eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the alternative minimum tax, the Medicare contribution tax on net investment income, the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate, tax rules, and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•banks, insurance companies, regulated investment companies, real estate investment trusts, or other financial institutions;
•tax-exempt organizations;
•pension plans and tax-qualified retirement plans;
•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•brokers or dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities, and investors therein;
•persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;
•persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or
•persons deemed to sell our common stock under the constructive sale provisions of the Code.
In addition, if a partnership, entity or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership or other entity. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership) or:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (1) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.
Distributions
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any cash dividends following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.
Subject to the discussions below on effectively connected income and in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act, or FATCA,” any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.
Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from U.S. federal withholding tax, subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act, or FATCA.” In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or applicable successor form properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence, as adjusted for certain items. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussion in the section titled “—Backup Withholding and Information Reporting,” you generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly, indirectly and constructively, at all times, during the shorter of the five-year period ending on the date of the taxable disposition or your holding period for our common stock.
We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our U.S. and worldwide real property plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or you hold, or are treated as holding, more than 5% of our outstanding common stock, directly or indirectly, during the applicable testing period, you will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a USRPHC and our common stock is not regularly traded on an established securities market, your proceeds received on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a URSPHC.
If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax on such gain at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.
Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may also be subject to backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act, or FATCA
The Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance, or collectively FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion of certain proposed Treasury Regulations below, the gross proceeds from a sale or other disposition of our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and, subject to the discussion of certain proposed Treasury Regulations below, the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.
The Treasury Secretary has issued proposed Treasury Regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.
The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

LEGAL MATTERS
The validity of the shares of our common stock being offered by this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati Professional Corporation, Palo Alto, California.
EXPERTS
The consolidated financial statements of MedAvail Holdings, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of MedAvail, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an Independent Auditors, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-1 with the SEC with respect to the common stock covered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are summaries and are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov.
We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.medavail.com and where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our websites is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Financial Statements and Supplementary Data
MEDAVAIL HOLDINGS, INC.
F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of MedAvail Holdings, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of MedAvail Holdings, Inc. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, shareholders' equity (deficit) and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5
T: +1 905 815 6300, F: +1 905 815 6499
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Provisions for revenue reserves pertaining to direct and indirect remuneration (DIR) fees
As described in Note 4 to the consolidated financial statements, revenue from the sale of the pharmaceutical products is recorded at a transaction price which includes an estimate of DIR fees associated with prescription drugs dispensed during the year. DIR fees are calculated by pharmacy benefit managers (PBMs) after the sale is completed. The DIR fees under these arrangements are accounted for as variable consideration, estimated at the time of sale using the most likely amount method, and recognized as a reduction in revenue. The provisions for revenue reserves for such variable consideration recognized within accounts receivable amounted to $223 thousand as of December 31, 2020. Management developed the estimated provisions for revenue reserves based on historical trends adjusted for product mix and PBM mix.
The principal considerations for our determination that performing procedures relating to provisions for revenue reserves pertaining to DIR fees is a critical audit matter are (i) the judgment by management involved in developing these reserves, based on historical trends adjusted for product mix and PBM mix and (ii) a high degree of auditor judgment and subjectivity in performing procedures relating to historical trends adjusted for product mix and PBM mix.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) testing management’s process for developing the estimate; (ii) testing the method; (iii) testing data used in the estimate; and (iv) evaluating the reasonableness of the historical trends adjusted for product mix and PBM mix. Evaluating the reasonableness of the historical trends adjusted for product mix and PBM mix involved evaluating whether the historical trends used by management were reasonable considering the actual DIR fees paid and whether the adjustment for product mix and PBM mix was consistent with the actual product mix and PBM mix. The procedures also included an analytical procedure over DIR fees accrued for the year for the PBM with the highest sales volume.

/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants
Oakville, Canada
March 31, 2021
We have served as the Company’s auditor since 2012.

MEDAVAIL HOLDINGS, INC.
Consolidated Balance Sheets
(US Dollars in thousands, except share amounts)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents (Note 4, Note 7)	$57,936	$8,791
Restricted cash (Note 4, Note 7)	60	58
Accounts receivable (net of allowance for doubtful accounts of $0.04 million for 2020 and no allowance for 2019)	1,520	416
Inventories (Note 9)	2,817	4,594
Prepaid expenses and other current assets	1,534	229
Total current assets	63,867	14,088
Property, plant and equipment, net (Note 10)	3,795	2,703
Right-of-use assets (Note 11)	1,239	1,050
Other assets	203	92
Goodwill and other intangible assets	227	70
Total assets	$69,331	$18,003
Liabilities, Temporary Equity and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities (Note 8)	$4,512	$2,345
Short-term debt (Note 12)	2,161	—
Contract liability	275	4,804
Current portion of lease obligations (Note 11)	665	526
Total current liabilities	7,613	7,675
Long-term debt (Note 12)	—	12,476
Long-term portion of lease obligations (Note 11)	651	565
Other liabilities (Note 7)	—	448
Total liabilities	8,264	21,164
Commitments and contingencies (Note 17)
Redeemable preferred shares ($0.001 par value, 10,000,000 and 14,539,330 shares authorized, 0 and 10,500,440 shares issued and outstanding at December 31, 2020 and 2019, respectively)	—	93,484
Stockholders' equity (deficit): (Note 18)
Common shares ($0.001 par value, 100,000,000 and 24,000,000 shares authorized, 31,816,020 and 1,504,251 shares issued and outstanding at December 31, 2020 and 2019, respectively)	32	8
Warrants	2,614	698
Additional paid-in-capital	213,624	30,829
Accumulated other comprehensive loss	(6,928)	(6,950)
Accumulated deficit	(148,275)	(121,230)
Total shareholders’ equity (deficit)	61,067	(96,645)
Total liabilities, temporary equity and shareholders’ equity	$69,331	$18,003
The accompanying notes are an integral part of these financial statements.

MEDAVAIL HOLDINGS, INC.
Consolidated Statements of Operations
(US Dollars in thousands, except share and per-share amounts)

	Year Ended December 31,
	2020	2019
Sales:
Pharmacy and hardware sales (Note 19)	$10,596	$3,385
Service sales (Note 19)	3,372	386
Total sales	13,968	3,771
Cost of sales:
Pharmacy and hardware cost of sales	8,593	2,674
Service cost of sales	212	149
Total cost of sales	8,805	2,823
Gross profit	5,163	948
Pharmacy operations (Note 13)	5,687	3,988
General and administrative (Note 14)	16,562	13,285
Selling and marketing	3,043	3,276
Research and development	682	1,106
Merger expenses	4,691	—
Goodwill write-off	—	137
Operating loss	(25,502)	(20,844)
Other loss, net (Note 15)	(110)	—
Interest income	43	45
Interest expense	(1,241)	(734)
Loss before income taxes	(26,810)	(21,533)
Income tax (Note 16)	—	—
Net loss	$(26,810)	$(21,533)
Net loss per share - basic and diluted (Note 6)	$(4.69)	$(13.37)
Weighted average shares outstanding - basic and diluted	5,722,095	1,610,620
The accompanying notes are an integral part of these financial statements.

MEDAVAIL HOLDINGS, INC.
Consolidated Statements of Comprehensive Loss
(US Dollars in thousands, except per-share amounts)

	Year Ended December 31,
	2020	2019
Net loss	$(26,810)	$(21,533)
Other comprehensive loss:
Foreign currency translation adjustment	22	(19)
Total comprehensive loss	$(26,788)	$(21,552)
The accompanying notes are an integral part of these financial statements.

MEDAVAIL HOLDINGS, INC.
Consolidated Statements of Shareholders' Equity (Deficit)
(US Dollars in thousands, except per share amounts)

	Common Shares		Preferred Shares		Treasury Stock	Warrants	Additional Paid-in-Capital	Accumulated Equity (Deficit)	Accumulated Other Comprehensive Loss	Total Equity (Deficit) and Temporary Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares
Balance at December 31, 2018	1,481,926	$8	7,479,862	$68,533	—	$191	$30,947	$(99,697)	$(6,931)	$(6,949)
Net loss	—	—	—	—	—	—	—	(21,533)	—	(21,533)
Shares issued for options exercises	22,325	—	—	—	—	—	35	—	—	35
Preferred shares issued	—	—	3,020,578	24,951		—	—	—	—	24,951
Share-based compensation	—	—	—	—	—	—	354	—	—	354
Warrants issued	—	—	—	—	—	507	(507)	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(19)	(19)
Balance at December 31, 2019	1,504,251	$8	10,500,440	$93,484	—	$698	$30,829	$(121,230)	$(6,950)	$(3,161)
Net loss	—	—	—	—	—	—	—	(26,810)	—	(26,810)
Shares issued in transaction	12,336,913	12	—	—	—	—	83,890	—	—	83,902
Issuance of preferred shares	—	—	102,777	788	—	—	—	—	—	788
Conversion of debt	1,924,995	2	—	—	—	—	13,088	—	—	13,090
Conversion of preferred shares	14,866,151	15	(10,603,217)	(94,272)	—	—	94,257	—	—	—
Issuance of common shares in connection with merger	1,015,983	1	—	—	—	—	(1)	—	—	—
Exercise of warrants	7,635	—	—	—	—	12	—	—	—	12
Shares issued for options exercises	160,092	—	—	—	—	—	313	—	—	313
Share-based compensation	—	—	—	—	—	—	380	—	—	380
Purchase of treasury stock	(67,188)	—	—	—	67,188	—	—	(892)	—	(892)
Issuance of treasury stock for options exercise	67,188	—	—	—	(67,188)	—	—	657	—	657
Warrants issued	—	—	—	—	—	1,904	(465)	—	—	1,439
Stock offering expense	—	—	—	—	—	—	(3,658)	—	—	(3,658)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	22	22
Consideration paid in merger	—	—	—	—	—	—	(5,000)	—	—	(5,000)
Adjustments related to merger	—	(6)	—	—	—	—	(9)	—	—	(15)
Balance at December 31, 2020	31,816,020	$32	—	$—	—	$2,614	$213,624	$(148,275)	$(6,928)	$61,067
The accompanying notes are an integral part of these financial statements.

MEDAVAIL HOLDINGS, INC.
Consolidated Statements of Cash Flows
(US Dollars in thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(26,810)	$(21,533)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant, and equipment	1,016	701
Amortization of intangible and leased assets	789	941
Bad debt and other non-cash receivables adjustments	242	—
Interest accretion on debt and finance leases	1,455	734
Goodwill write-off	—	137
Impairment of lease asset	—	41
Unrealized foreign currency loss (gain)	21	(19)
Stock compensation expense, net	380	354
Provisions for inventory	219	—
Changes in operating assets and liabilities:
Change in accounts receivable	(1,346)	(285)
Change in inventory	36	(149)
Change in prepaid expenses and other assets	(1,418)	(41)
Change in accounts payable, accrued expenses, and other liabilities	1,892	(231)
Change in contract liability	(4,529)	(196)
Change in operating lease liability due to cash payments	(581)	—
Net cash used in operating activities	(28,634)	(19,546)
Cash flows from investing activities:
Purchase of property, plant and equipment	(662)	(399)
Purchase of intangible and other assets	(155)	(3)
Net cash used in investing activities	(817)	(402)
Net cash flows from financing activities:
Issuance of common shares in private placement	83,900	—
Issuance of preferred shares	788	24,951
Issuance of common shares	50	—
Issuance of common shares upon exercise of options and warrants	275	35
Issuance of warrants	481	—
Proceeds from debt	12,994	—
Repayment of debt	(14,134)	—
Cash paid for offering expenses	(3,658)	—
Cash consideration in conjunction with Merger	(2,000)	—
Other financing activities	(98)
Net cash provided by financing activities	78,598	24,986
Net increase in cash, cash equivalents, and restricted cash	49,147	5,038
Cash, cash equivalents, and restricted cash at beginning of period	8,849	3,811
Cash, cash equivalents, and restricted cash at end of period	$57,996	$8,849
Supplemental cash flow disclosures:
Cash paid for operating lease payments	$581	$405
Supplemental noncash investing and financing activities:
Conversion of debt into common shares	$13,088	$—
Conversion of preferred shares into common shares	$94,257	$—
Note issued as consideration in conjunction with Merger	$3,000	$—
Purchase of treasury stock (Note 18)	$233	$—
Purchases of intangible assets in accounts payable	$72	$—
Purchases of property, plant and equipment in accounts payable	$—	$31
Lease liabilities arising from obtaining right-of-use assets:
Operating leases	$737	$1,511
Finance leases	$168	$—
The accompanying notes are an integral part of these financial statements.

MEDAVAIL HOLDINGS, INC.
Notes to Consolidated Financial Statements
NOTE 1 - NATURE OF OPERATIONS
MedAvail Holdings, Inc., or MedAvail, or the Company, a Delaware corporation formerly known as MYOS RENS Technology, is a telehealth-enabled pharmacy technology company that has developed and commercialized an innovative self-service pharmacy, mobile application, kiosk and drive-thru solution. MedAvail's principal technology and product is the MedCenter, a pharmacist controlled, customer-interactive, prescription dispensing system akin to a “pharmacy in a box” or prescription-dispensing ATM. The MedCenter facilitates live pharmacist counselling via two-way audio-video communication with the ability to dispense prescription medicines under pharmacist control. MedAvail also operates SpotRx, or the Pharmacy, a full-service retail pharmacy utilizing the Company’s automated pharmacy technology.
Merger Agreement
On June 30, 2020, MYOS RENS Technology Inc., a Nevada corporation, or MYOS, and MedAvail, Inc., or MAI, a Delaware corporation based in Canada, entered into an Agreement and Plan of Merger and Reorganization, or Merger Agreement, by and among MYOS, MAI, and Matrix Merger Sub, Inc., a newly-created wholly-owned subsidiary of MYOS, or Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub merged with and into MAI, with MAI being the surviving corporation and a wholly-owned subsidiary of MYOS, or the Merger. The Boards of Directors of MYOS and MAI both approved the Merger and recommended approval of the Merger by their respective shareholders.
Immediately prior to the merger, Private Placement Shares were sold by MAI to certain subscribers in a total of $83.9 million. These shares were converted to common shares of the Post-Merger Public Company shares immediately following the merger.
At November 17, 2020, the effective time of the Merger, or Effective Time: (a) each share of MAI’s common stock and each share of MAI’s preferred stock outstanding immediately prior to the Effective Time, excluding any dissenting shares, was automatically converted solely into the right to receive a number of shares of MYOS common stock, or “MYOS Common Stock”, calculated according to the exchange ratio described below; (b) each outstanding MAI stock option that was not exercised prior to the Effective Time was assumed by MYOS; and (c) each outstanding warrant to acquire MAI capital stock that was not exercised prior to the Effective Time was assumed by MYOS. Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former MAI security holders owned approximately 96.8% of the aggregate number of fully-diluted shares of MYOS Common Stock outstanding following the consummation of the Merger, or the Post-Closing Shares, and the shareholders of MYOS immediately prior to the Merger owned approximately 3.2% of the Post-Closing Shares, subject to the adjustments set forth in the Merger Agreement. The exchange ratio was fixed prior to the closing of the Merger to reflect MYOS’s and MAI’s respective capitalizations as of immediately prior to the Effective Time. The Merger qualifies for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Immediately following the Merger, the name of the post-merger combined company, or the Post-Merger Combined Company, was changed from “MYOS RENS Technology Inc.” to “MedAvail Holdings, Inc.” The Merger Agreement provided that the Board of Directors of the Post-Merger Combined Company consists of members who were directors of MAI immediately prior to the Merger. The executive officers of the Post-Merger Combined Company were designated by MAI, and are MAI’s executive officers from immediately preceding the Merger.
Accounting For Merger
The Merger was treated as a reverse recapitalization effected by a share exchange for financial accounting and reporting purposes since substantially all of MYOS’s operations were disposed of immediately following the consummation of the Merger as a stock dividend to former MYOS shareholders. In connection with the Merger, MedAvail paid cash of $2.0 million and issued a $3.0 million promissory note, of which, the first payment of $1.0 million was made at closing, to MYOS, Inc. The assets and liabilities and the historical operations that are reflected in these consolidated financial statements are those of MAI as if MAI had always been the reporting company. All reference to MedAvail Holdings, Inc. shares of common stock, warrants and options have been presented on a Post-Merger, post-reverse split basis. Equity is also that of MAI, with an adjustment for the fair value of the accounting acquiree, which, due to the disposal of the historical assets and liabilities, consists only of the cash and promissory note issued to MYOS Corp.
Expenses related to the Merger were expensed as incurred. Certain expenses were incurred in conjunction with the private placement stock offering, and such expenses were recorded as a cost of issuing equity and reported in additional paid-in-capital.
NOTE 2 - GOING CONCERN
The consolidated financial statements for the years ended December 31, 2020 and 2019 were prepared on the basis of a going concern which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be required to liquidate its assets. The Company has the ability to meet its total liabilities of $8.3 million at December 31, 2020.
Relevant accounting standards require that management make a determination as to whether or not substantial doubt exists as to our ability to continue as a going concern. If substantial doubt does exist management should determine if there are plans in place which alleviate that doubt. Management has determined that there is not substantial doubt as to the Company’s ability to continue as a going concern. The Company has received $83.9 million cash (before expenses related to the offering and merger) from private placement financing related to the reverse merger discussed in Note 18, and which funding converted into common equity immediately subsequent to the Merger. The net cash from the offering and Merger will provide liquidity for the Company to support operations and growth for longer than the next 12 months.
NOTE 3 - BASIS OF PRESENTATION
Basis of Presentation
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, contract loss accruals, excess, slow-moving and obsolete inventories, product warranty accruals, loss accruals on service agreements, share-based compensation expense, allowance for doubtful accounts, depreciation and amortization and in-process research and development intangible assets, impairment of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed to be necessary.
The Company bases its estimates on the information available at the time, its experiences and various other assumptions believed to be reasonable under the circumstances including estimates of the impact of COVID-19. The extent to which COVID-19 impacts the Company’s business and financial results will depend on numerous evolving factors, including but not limited to, the severity and duration of COVID-19, the extent to which it will impact our clinic customers, employees, suppliers, vendors, and business partners. The Company assessed certain accounting matters that require consideration of estimates and assumptions in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 as of December 31, 2020 and through the date of this report. The accounting matters assessed included, but were not limited to, the Company’s, intangible and other long-lived assets including operating lease right-of-use assets. The Company’s future assessment of the magnitude and duration of COVID-19, as well as other factors, could result in material impacts to the Company’s consolidated financial statements in future reporting periods. Adjustments may be made in subsequent periods to reflect more current estimates and assumptions about matters that are inherently uncertain. Actual results may differ.
The COVID-19 pandemic has severely impacted the economies of the U.S., Canada, and other countries around the world.
The impact of COVID-19, the influence of certain holidays, seasonality, foreign currency rates, changes in vendor, payer and customer relationships and terms, strategic transactions including acquisitions, changes in laws and general economic conditions in the markets in which the Company operates and other factors on the Company’s operations and net earnings for any period may not be comparable to the same period in previous years.
Certain prior period amounts have been reclassified in operating expenses to conform to current period presentation in the consolidated statements of operations.
Fiscal years ended December 31, 2020 and December 31, 2019, respectively, may be referred to as 2020 and 2019.
Amounts presented in these consolidated financial statements are in United States dollars unless otherwise indicated.
Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our accounting policies are set forth in Note 4. Significant Accounting Policies.
Principles of consolidation
The consolidated financial statements include the accounts of all entities controlled by MedAvail Holdings, Inc., which are referred to as subsidiaries. MedAvail Technologies Inc., MedAvail Technologies (US) Inc., MedAvail Pharmacy Inc., MedAvail, Inc. and On the Spot Rx. Inc. are all subsidiaries of MedAvail. MedAvail has no interests in variable interest entities of which MedAvail is the primary beneficiary. All intercompany balances and transactions have been eliminated. During 2019, MedAvail elected to close down its Canadian pharmacy operations, to focus on growth of the SpotRx Pharmacy business in the US.
Stock split
As part of the Merger transaction and as discussed in Note 18 below, the Company recorded a 1.26 for 1 split for its common shares. All share and per share amounts have been recalculated and presented reflecting the split.

NOTE 4 - SIGNIFICANT ACCOUNTING POLICIES
Cash and Cash Equivalents
MedAvail classifies all highly liquid instruments with an original maturity of three months or less as cash equivalents. MedAvail cash and cash equivalents generally include funds held in checking and savings accounts at large American and Canadian financial institutions and denominated in U.S. Dollars and Canadian Dollars.
Restricted Cash
MedAvail considers cash to be restricted when withdrawal or general use is legally restricted. MedAvail maintains a balance with the issuer of certain purchasing cards as a guarantee for those cards. Due to the nature of the deposit, the balance is classified as restricted cash. Restricted cash is included in the balance for cash presented in the statements of cash flows.

Accounts Receivable
Accounts receivable are primarily comprised of trade receivables presented net of allowance for doubtful accounts. MedAvail maintains an allowance for doubtful accounts based on its assessment of the collectability of amounts owed by customers. The allowance consists of known specific troubled accounts as well as an amount based on overall estimated potential uncollectible accounts receivable based on historical experience. At December 31, 2020, MedAvail had a balance of $44 thousand in allowance for doubtful accounts. MedAvail had no allowance for doubtful accounts at December 31, 2019. At December 31, 2020, MedAvail had a balance of $0.3 million due from MedAvail’s employees which was included in accounts receivable. MedAvail had no amounts owing from employees as at December 31, 2019

Prepaid expenses and other current assets
Prepaid expenses and other current assets consist primarily of prepaid amounts for insurance, rent and general operating expenses. At December 31, 2020, $1.3 million of the balance of prepaid expenses and other current assets was prepaid insurance. At December 31, 2019 the entire balance was general operating expenses.
Research and Development
Research and development expenses represent costs incurred to develop and innovate on MedAvail’s MedCenter platform technology, including development work on hardware, software and supporting information technology infrastructure. Wages and salaries consist of compensation costs incurred for research and development employees and contractors including bonuses, health plans, severance, and contractor costs. MedAvail has not performed research and development conducted for others or provided such services to external parties.
MedAvail recognizes hardware development costs as they are incurred. When hardware is constructed for use by customers, costs are capitalized after technological feasibility is achieved and expensed before technological feasibility is achieved. Costs of hardware completed but not yet placed in service are capitalized as equipment (a long-lived asset) on the consolidated balance sheets. Costs of hardware completed and placed in service with customers are capitalized as equipment and depreciated (expensed) over the estimated useful life of the equipment.
Software
Software development costs are accrued and expensed based on ASC 985, which is designed for software costs that MedAvail intends to sell or lease (in conjunction with related hardware). Any software development costs that are incurred prior to the point where the project has demonstrated technological feasibility are expensed as they are incurred. Once technological feasibility has been established, most development costs are capitalized. Once development is complete and the software is made available for release to customers, capitalization no longer is appropriate because any remaining costs are considered ongoing maintenance and support. These are expensed as they are incurred. The definition of “technological feasibility”, per ASC 985, is “the technological feasibility of a computer software product is established when the entity has completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements.” Software development costs are subject to these rules regardless of whether the costs were generated internally (employee time) or externally (vendor fees).
Foreign Currency Translation
The functional currency for all our subsidiaries is the U.S. dollar. Gains and losses resulting from the remeasurement of foreign currency amounts to the functional currency are included in operating expenses in the consolidated statements of comprehensive loss. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in Foreign currency translation adjustment in the consolidated statements of comprehensive loss. The spot exchange rates used for the year ended December 31, 2020 and 2019 were 1 USD to 0.7854 CAD and 1 USD to 0.7525 CAD, respectively.

Government Grants
The Company accounts for government grants and loans as debt until it is reasonably assured that all or a portion of the loan will be forgiven, often indicated by a notice received from the government agency in question that the amount has been forgiven. At that time, the amount that is forgiven is converted from debt and recognized as grant income. The Company does not impute interest on government loans if the rate is determined to be below-market due to the scope exemption for government-mandated interest rates.
Convertible Debt
The Company accounts for convertible debt and related transactions in accordance with ASC 470-20, Debt with Conversion and Other Options, ASC 815, Derivatives and Hedging, and ASC 480, Distinguishing Liabilities from Equity. The Company evaluates convertible debt instruments and related transactions at inception to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for. Convertible debt instruments that may be settled in cash are separated into liability and equity components. The allocation to the liability component is based on the fair value of a similar instrument that does not contain an equity conversion option. Based on this debt-to-equity ratio, debt issuance costs are then allocated to the liability and equity components in a similar manner. The difference between the principal amount of the convertible debt instruments and the liability component, inclusive of issuance costs, represents the debt discount, which is amortized to interest expense over the term of instruments. The determination of the discount rate requires certain estimates and assumptions.
Lease Revenue
MedAvail provides its MedCenter units to customers on a contract that includes use of the MedCenter, along with a software license and maintenance agreement. Agreements for such leases to date have been determined to be operating leases leases due to short-term nature and cancellation clauses, and have been recorded following lessor guidance for operating leases. The portion of the consideration in the contract related to the MedCenter is considered lease revenue and the MedCenters leased to customers are carried on the Company’s consolidated balance sheets as MedCenter equipment and depreciated. Lease revenue also includes non-lease components where applicable. For the years ended December 31, 2020 and 2019, lease revenue was $0.5 million and $0.3 million, respectively, within the pharmacy and hardware sales on the consolidated statements of operations.
MedCenter Revenue Recognition
MedAvail derives its revenue from the sale of MedPlatform Systems, which include MedCenter prescription dispensing kiosks, and the associated software, hardware, and service components necessary for operation, along with sales of products dispensed by MedCenters, and retail pharmacy sales. Contracts with customers often include promises to transfer multiple products and services. If any of these judgments were to change it could cause a material increase or decrease in the amount of revenue we report in a given period.
Under Accounting Standards Codification, or ASC, Topic 606: Revenue from Contracts with Customers, or Topic 606, the amount of revenue recognized for any goods or services reflects the consideration that MedAvail expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, MedAvail applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.
A contract is accounted for when there has been approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Performance obligations under a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. In certain instances, MedAvail has concluded distinct goods or services should be accounted for as a single performance obligation that is a series of distinct goods or services that have the same pattern of transfer to the customer. To the extent a contract includes multiple promised goods or services, MedAvail must apply judgment to determine whether the customer can benefit from the goods or services either on their own or together with other resources that are readily available to the customer (the goods or services are distinct.)
MedAvail must also determine if the promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract (the goods or services are distinct in the context of the contract). If these criteria are not met, the promised services are accounted for as a single performance obligation.
The transaction price is determined based on the consideration that MedAvail will be entitled to in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, MedAvail estimates the amount of variable consideration that should be included in the transaction price, generally utilizing the expected value method. During 2020 and 2019, MedAvail had no contracts that included variable consideration. Determining the transaction price requires judgment. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis.
Standalone selling price is determined by the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, MedAvail estimates the standalone selling price by taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. Performance obligations are satisfied either over time or at a point in time as discussed in the Pharmacy Technology Segment information below. In addition, MedAvail’s contracts with customers generally do not include significant financing components or non-cash consideration.
MedPlatform sales agreements generally contain an agreement to provide a MedCenter prescription dispensing kiosk, and often with agreements to provide software, hardware and maintenance services, which are necessary for the operation of the MedCenter, and can only be provided by MedAvail. Management reviews each contract to provide MedPlatform systems to determine if it consists of one or multiple performance obligation. In cases of a single performance obligation, ASC 606 allows revenue to be recognized over time if the customer simultaneously receives and consumes the provided benefits.
In each instance, revenue is typically initially recognized when the MedCenter is controlled by the customer. Revenue continues to be recognized going forward in the periods in which the hardware, software and maintenance services are provided to the customer.
For any amounts received prior to the fulfillment of the obligation, a contract liability is recorded. As of December 31, 2020 and 2019, the consolidated balance sheets included $0.3 million and $4.8 million, respectively, of contract liability.
Pharmacy Revenue Recognition
The Company recognizes revenue, net of sales taxes and expected returns, at the time it sells merchandise or dispenses prescription drugs to the customer. Revenue from the sale of the pharmaceutical products is recorded at a transaction price which includes an estimate of DIR fees associated with prescription drugs dispensed during the year. DIR fees are calculated by pharmacy benefit managers (PBMs) after the sale is completed. The DIR fees under these arrangements are accounted for as variable consideration, estimated at the time of sale using the most likely amount method, and recognized as a reduction in revenue. The provisions for revenue reserves for such variable consideration recognized within accounts receivable amounted to $0.2 million as of December 31, 2020. Management developed the estimated provisions for revenue reserves based on historical trends adjusted for product mix and PBM mix.
Inventory
Inventory for the retail pharmacy services segment consists of pharmaceuticals. Inventories for the retail pharmacy segment are stated at the lower of cost (first in, first out) or net realizable value.

Inventory for the pharmacy technology segment consists primarily of MedCenter kiosk finished goods. Inventories are stated at the lower of cost (specific identification) or net realizable value.
Impairment of Long Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, MedAvail compares the carrying amount of an asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. For the years ended December 31, 2020 and 2019, MedAvail did not recognize any significant impairments of long lived assets.
Property, plant and equipment
Property, plant and equipment are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal. Costs, including financing charges and certain design, construction and installation costs related to assets that are under construction and are in the process of being readied for their intended use, are recorded as construction-in-progress and are not subject to depreciation.
Depreciation is recorded from the date each asset is placed into service on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

IT equipment	1 – 3 years
General plant and equipment	5 – 8 years
Vehicles	5 years
Office furniture and equipment	5 – 8 years
Leasehold improvements	lesser of useful life or term of lease
MedCenter equipment	5 years
Maintenance and repairs are charged to expense as incurred. Renewals and betterments that materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the consolidated statements of operations.
Goodwill and Other Intangible Assets
Intangible assets consist of software, patents and know-how. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. No development costs have been capitalized to date. The intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization of the intellectual property commenced in 2014 on delivery of the first proof of concept MedCenter. MedAvail evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis. During the year ended December 31, 2019, MedAvail wrote off the $0.1 million balance for goodwill related to its Canadian operations due to the discontinuance of those operations.
Amortization is recorded from the date each asset is placed into service on a straight-line basis over the estimated useful lives of intangible assets as follows:

Intellectual property	6 years
Website and mobile application	2 years
Software	1 – 5 years
Goodwill	not amortized

The following table presents intangible asset balances:

	December 31,
	2020	2019
Gross intangible assets:
Intellectual property	$3,857	$3,857
Website and mobile application	583	583
Software	1,815	1,582
Total intangible assets	6,255	6,022
Accumulated amortization:
Intellectual property	(3,857)	(3,857)
Website and mobile application	(583)	(513)
Software	(1,588)	(1,582)
Total accumulated amortization	(6,028)	(5,952)
Total net book value	$227	$70
Leases
MedAvail maintains operating leases primarily for manufacturing facilities, research and development facilities, corporate offices, and certain equipment.
Upon adoption of Accounting Standards Codification Topic 842, Leases, or ASC 842, as of January 1, 2019, we derecognized our previously recorded deferred rent balance. ASC 842 requires lessees to recognize a right-of-use, or ROU, asset and a lease liability on the balance sheet for substantially all leases, except for short-term leases. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of operations. We adopted ASC 842 under a modified retrospective method without the recasting of comparative periods’ financial information.
MedAvail analyzes new contracts to determine whether they include leased assets; such leases are referred to as embedded leases. When evaluating contracts for embedded leases, MedAvail exercises judgment to determine if there is an explicitly or implicitly identified asset in the contract and if MedAvail controls the use of that asset.
MedAvail’s accounting policy deems leases with an initial term of 12 months or less short-term leases. MedAvail recognizes lease expense for short-term lease payments on a straight-line basis over the term of the lease.
Operating lease right-of-use, or ROU, assets and lease liabilities are recognized based on the present value of lease payments over the lease term. Because most of MedAvail’s leases do not include an implicit discount rate, MedAvail uses its incremental borrowing rate to calculate the present value of lease payments. As a practical expedient, MedAvail made an accounting policy election not to separate lease components (e.g. payments for rent, real estate taxes and insurance costs) from non-lease components (e.g. common-area maintenance costs). As a result, MedAvail includes both lease and non-lease components to calculate the right-of-use asset and related lease liability (if the non-lease components are fixed).
See Note 11 “Leases” for our fiscal 2020 disclosures.
Share-based compensation
MedAvail has a stock option plan whereby awards are granted to certain employees of MedAvail. The fair value of the stock options granted by MedAvail to employees of MedAvail is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. MedAvail measures the fair value of the options using the Black-Scholes option pricing model as of the grant date/measurement date. Shares issued upon the exercise of options are new shares. MedAvail estimates forfeitures based on historical experience and expense related to awards is adjusted over the term of the awards to reflect their probability of vesting. All fully vested awards are fully expensed.

Warrants
MedAvail has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards once issued. Certain obligations to issue warrants as compensation for services may be initially classified as liabilities before the warrants are issued. MedAvail measures the fair value of the awards using the Black-Scholes option pricing model as of the grant date/measurement date. Warrants issued on November 12, 2020 to a service provider were valued based on the liability settled with their issuance. Warrants issued are initially recorded at fair value as a reduction to contributed surplus or as an expense if the warrants are issued to pay for services.
Deferred financing costs
Financing costs incurred to issue debt are capitalized and amortized using the effective interest method until the individual financial liability matures and are included as a component of interest expense in the consolidated statements of operations. Financing costs incurred to issue equity are capitalized and netted against the respective class of shares they were incurred to issue. At December 31, 2020 and 2019, $3.6 million and $0.2 million, respectively, of financing costs incurred to issue equity were included in the consolidated balance sheets.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS
Recently Adopted Accounting Standards
Implementation Costs Incurred in a Cloud Computing Arrangement
In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40)”: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”), which clarifies the accounting for implementation costs in cloud computing arrangements. ASU 2018-15 aligns the accounting for implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Prior to the adoption of ASU 2018-15, we capitalized implementation costs incurred during the application development phase of cloud computing arrangements to plant, property and equipment, net on our consolidated balance sheets and have recognized expense over the useful life of the related asset within depreciation and amortization on our consolidated statements of operations. After the adoption of ASU 2018-15, we capitalize such costs within prepaid expenses and other current assets on our consolidated balance sheets and recognize expenses over the expected contract term within general and administrative expenses or other operating costs on our consolidated statements of operations, consistent with where the expenses associated with the hosting element of the arrangement are presented. MedAvail assessed the impact of the new accounting standard on its consolidated financial statements to facilitate its adoption of the new standard on January 1, 2020. The adoption of ASU 2018-15 did not result in a material change to our consolidated financial statements.
Recently Issued Accounting Standards Not Yet Adopted
Measurement of Credit Losses on Financial Statements
In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”- Measurement of Credit Losses on Financial Instruments”, (“ASU 2016-13”), supplemented by ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses”, (“ASU 2018-19”). The new standard requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 became effective for Public Business Entities who are SEC filers for fiscal years beginning after December 15, 2019, other than smaller reporting companies, all other public business entities and private companies, with early adoption permitted. MedAvail assessed the impact of the new accounting standard on its consolidated financial statements to facilitate its required adoption of the new standard on January 1, 2021. Management expects no impact on our consolidated financial statements upon adoption.
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes” (“ASU 2019-12”). This guidance removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning in the first quarter of our fiscal year 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.
Debt with Conversion and Other Options
In August 2020, the FASB issued ASU No. 2020-06, “Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity (Subtopic 815-40): Accounting For Convertible Instruments and Contracts in an Entity's Own Equity” (“ASU 2020-06”). The ASU simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted net income per share calculation in certain areas. This ASU will be effective beginning in the first quarter of our fiscal year 2021. The Company is currently evaluating the impact that this new guidance will have on its consolidated financial statements and related disclosures.
There was no other recently issued and effective authoritative guidance that is expected to have a material impact on the Company’s consolidated financial statements through the reporting date.

NOTE 6 - EARNINGS (LOSS) PER SHARE
Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares plus the effect of dilutive potential common shares outstanding during the period.
The following table presents warrants included in weighted average shares outstanding due to their insignificant exercise price:

Shares	Issuance Date
118,228	May 9, 2018
309,698	February 11, 2020
84,911	June 29, 2020
58,518	November 18, 2020
During the years ended December 31, 2020 and 2019, there was no potential dilution from stock options or other warrants due to the Company’s net loss position. Weighted average shares for historical periods have been adjusted for the effect of the 1.26 for 1 split on November 17, 2020 as part of the Merger. The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended December 31,
	2020	2019
Net loss - basic and diluted	$(26,810)	$(21,533)
Weighted average shares - basic and diluted	5,722,095	1,610,620
Net loss per share - basic and diluted	$(4.69)	$(13.37)
For the years ended December 31, 2020 and 2019, there were a weighted average of 2.6 million and 2.0 million, respectively, of option awards outstanding that were not included in the diluted shares calculation because their inclusion would have been antidilutive.
NOTE 7 - FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS
As of December 31, 2020 and 2019, our assets and liabilities that were accounted for at fair value were cash and cash equivalents, restricted cash and liabilities to issue warrants in exchange for a service provided.
Fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1- Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2- Observable inputs other than quoted prices in active markets for identical assets or liabilities include:
a.quoted prices for similar assets or liabilities in active markets;
b.quoted prices for identical or similar assets or liabilities in inactive markets;
c.inputs other than quoted prices that are observable for the asset or liability;
d.inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3- Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.
The liabilities to issue warrants are evaluated at each reporting period to determine if that liability still exists. At each reporting period, the Company recalculates the value of the potential warrants using the Black-Scholes model with Level 2 inputs updated as of the balance sheet date.
Assets and liabilities measured at fair value on a recurring basis were as follows:

		Fair Value Hierarchy
	December 31, 2020	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$57,936	$57,936	$—	$—
Restricted cash	60	60	—	—
Total assets	57,996	57,996	—	—

		Fair Value Hierarchy
	December 31, 2019	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$8,791	$8,791	$—	$—
Restricted cash	58	58	—	—
Total assets	8,849	8,849	—	—
Liabilities to issue warrant	$448	$—	$—	$448
The carrying amount of the Company’s short-term notes and PPP loan approximates fair value due to their short-term nature and the loans carry a current market rate, a Level 2 input. The carrying amount of the Company's convertible promissory note approximates fair value based upon market interest rates available to us for debt of similar risk and maturities, a Level 2 input. Refer to Note 12, Debt, for further information regarding the Company’s short-term notes, PPP loan and convertible promissory note.
NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The following table presents details of accounts payable and accrued liabilities:

	December 31,
	2020	2019
Accounts payable and accrued liabilities:
Payroll	$2,760	$1,432
Legal expense accruals	91	119
Trade accounts payable	1,339	409
Other accrued liabilities	322	385
Total accounts payable and accrued liabilities	$4,512	$2,345

NOTE 9 - INVENTORY
The following table presents detail of inventory balances:

	December 31,
	2020	2019
Inventory:
Raw materials	$325	$344
MedCenters	1,655	3,739
Pharmacy	837	511
Total inventory	$2,817	$4,594
At December 31, 2020, the Company had a balance of approximately $0.2 million in reserve for obsolescence of inventory, which was classified in cost of sales. At December 31, 2019, the Company did not have a reserve for obsolescence of inventory.
During the year ended December 31, 2020, $7.3 million of inventory was recognized as pharmacy cost of sales and $0.4 million was recognized as hardware cost of sales on the consolidated statement of operations. During the year ended December 31, 2019, $2.6 million of inventory was recognized as pharmacy and hardware cost of sales on the consolidated statement of operations

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT
MedAvail's principal technology product offering is the MedCenter, an interactive prescription dispensing kiosk unit that, when used in combination with MedAvail's proprietary software, connects customers live with a pharmacist. MedCenter equipment includes all of the necessary hardware and components that are required to be installed at the kiosk site in order to provide a functional MedCenter kiosk.
The following tables present property, plant and equipment balances:

	December 31, 2020
	Cost	Accumulated Depreciation	Net
Property, plant and equipment:
MedCenter equipment	$4,622	$1,525	$3,097
Leasehold improvements	799	605	194
IT equipment	1,999	1,768	231
Office furniture and equipment	329	230	99
Vehicles	54	27	27
General plant and equipment	353	296	57
Work-in-process	$90	$—	$90
Total property, plant and equipment	$8,246	$4,451	$3,795

	December 31, 2019
	Cost	Accumulated Depreciation	Net
Property, plant and equipment:
MedCenter equipment	$3,303	$1,139	$2,164
Leasehold improvements	666	444	222
IT equipment	2,151	1,975	176
Office furniture and equipment	282	203	79
Vehicles	54	18	36
General plant and equipment	310	284	26
Total property, plant and equipment	$6,766	$4,063	$2,703
During the years ended December 31, 2020 and 2019, there was a transfer of $1.5 million and $1.6 million, respectively, from inventory to property, plant and equipment. MedCenter units in inventory are transferred to property, plant and equipment when those units are either put into service at one of the Company’s SpotRx clinics or leased to a third party.
There was $0.7 million of leased MedCenter equipment, net of $0.3 million accumulated depreciation, in property, plant and equipment as of December 31, 2020, There was $0.4 million of leased MedCenter equipment, net of $0.1 million accumulated depreciation in property, plant and equipment as of December 31, 2019.
MedAvail recognized $1.0 million and $0.7 million of depreciation for the years ended December 31, 2020 and 2019, respectively, of which $0.2 million and $0.1 million, respectively, was included in cost of sales.
NOTE 11 - LEASES
MedAvail maintains operating leases primarily for manufacturing facilities, research and development facilities, corporate offices, and certain equipment. Pursuant to the transition guidance in ASC 842, MedAvail elected a package of practical expedients which allowed it to not reassess whether its current contracts contain leases, and to retain historical lease classifications for its current leases.

Lease terms include options to extend or terminate leases when it is reasonably certain that MedAvail will exercise those options. Real estate leases for facilities have an average remaining lease term of 2 – 3 years, which include options to extend the leases for up to two years where applicable.
Certain of MedAvail’s lease agreements contain variable lease payments that are adjusted periodically for inflation or to adjust estimated amounts for actual operating expenses; these variable amounts are not material. When sublease income is generated for certain properties, MedAvail records our liability separately from those expected inflows. MedAvail’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. See Note 19 for rental revenue.
Operating lease expense was $0.8 million and $0.7 million for the years ended December 31, 2020 and 2019, respectively.
Balance sheet amounts for lease assets and leases liabilities are as follows:

	December 31,
	2020	2019
Assets
Operating:	$1,108	$1,050
Finance:	131	—
Total assets	$1,239	$1,050
Liabilities:
Operating:
Current	612	526
Long-term	572	565
Finance:
Current	53	—
Long-term	79	—
Total liabilities	$1,316	$1,091
The following table summarizes the weighted-average remaining lease term and weighted-average discount rate related to the Company’s leases as follows:

	December 31,
	2020	2019
Finance leases:
Weighted-average remaining lease term (years)	2.4	—
Weighted-average discount rate	6.0%	—
Operating leases:
Weighted-average remaining lease term (years)	2.5	2.3
Weighted-average discount rate	6.0%	6.0%

Maturities of operating leases liabilities are as follows:

December 31, 2020
2021	$663
2022	311
2023	165
2024	105
2025	37
Thereafter	—
Total lease payments	1,281
Less: present value discount	(97)
Total leases	$1,184
Maturities of finance lease liabilities are as follows:

December 31, 2020
2021	$58
2022	57
2023	27
2024	—
2025	—
Thereafter	—
Total finance lease payments	142
Less: imputed interest	(10)
Total leases	$132
At December 31, 2019, MedAvail determined that two of its operating lease locations were no longer necessary and began to search for sublessees. As a result, MedAvail determined that the ROU Assets related to these two operating leases were impaired. MedAvail recorded a reserve against the ROU Assets in the amount of $41 thousand based upon estimates of future sublease dates and sublease rental rates. As of December 31, 2020, the reserve has been maintained.
NOTE 12 - DEBT
The following table presents debt balances at December 31, 2020 and December 31, 2019.

	December 31,
	2020	2019
Convertible promissory note due March 2021	$—	$12,476
Short-term note due May 2021	1,000	—
Short-term note due November 2021	1,000	—
PPP loan	161	—
Total debt	2,161	12,476
Less Short-term debt	2,161	—
Long-term debt	$—	$12,476
Convertible promissory note due March 2021
On March 24, 2016, MedAvail and a significant customer and investor entered into a subordinated secured convertible promissory five-year note agreement for $10.0 million. This note was convertible into common shares at the option holder’s request. Additionally, upon a change of control event as defined in the note agreement or upon an Initial Public Offering, or IPO, as defined under the agreement, the option holder could request conversion of the note into Series D preferred stock at $91.02 per share. Interest of 6% was accumulated and repayable on the maturity date at MedAvail’s option. Unpaid interest was added to the outstanding principal. This note, including accrued interest, was repaid in its entirety on November 17, 2020 with proceeds from the offering.
Note Offering
On May 26, 2020, the Company completed a convertible notes and warrants offering, or 2020 Note and Warrant Purchase Agreement, to certain of its existing investors whereby those investors purchased notes and warrants on a pro rata basis with their existing investments in the Company’s preferred stock. On September 29, 2020, a First Amendment to the 2020 Note and Warrant Purchase Agreement was entered into that extended the maturity date and indicated an aggregate principal amount limit. Cash received for the notes and warrants issued through December 31, 2020, was $12.7 million (including $8.5 million from related parties). The notes accrued interest at a rate of 10%, payable at maturity or upon conversion with a maturity date of June 30, 2021. Financing under this agreement for the three months ended December 31, 2020 totaled $4.5 million. As part of the Merger, principal and interest amounts of $13.1 million were converted to common stock, pursuant to the agreement. See Note 18 for further information.
PPP Loan
On May 14, 2020, the Company entered into two Promissory Notes with HSBC Bank, which provides for a loan in the aggregate amount of $0.3 million, or the PPP Loan, pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. The PPP Loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Promissory Note contains events of default and other provisions customary for a loan of this type. The Paycheck Protection Program provides that the PPP Loan may be partially or wholly forgiven if the funds are used for certain qualifying expenses, including certain payroll costs, group health care benefits and other permitted expenses as described in the CARES Act. During 2020, MedAvail used the entire PPP Loan amount for qualifying expenses.
MedAvail has applied for forgiveness of the loan in accordance with the terms of the CARES Act. During November 2020, MedAvail received notice from HSBC Bank that $0.2 million of the loan was forgiven. Upon forgiveness of the PPP loan, the PPP loan amount is treated as a government grant.
MYOS Promissory Note
On November 17, 2020, the Company entered into a promissory note with MYOS Corp to borrow $3.0 million. The Company repaid $1 million of the borrowings on the closing date of the Merger. Half of the remaining balance is due on the six month anniversary of the closing date of the Merger, and the remaining half is due on the one year anniversary of the closing date of the Merger. The note does not accrue interest and may be repaid early without penalty. The balance of the note at December 31, 2020 was $2.0 million.
NOTE 13- PHARMACY OPERATIONS EXPENSES
Pharmacy operations expenses are as follows:

	Year Ended December 31,
	2020	2019
Pharmacy operations expenses:
Wages and salaries	$4,434	$2,239
Depreciation of property, plant and equipment	863	650
Other pharmacy operations expenses	317	158
Amortization of intangible assets	73	941
Total pharmacy operations expenses	$5,687	$3,988

NOTE 14- GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses are as follows:

	Year Ended December 31,
	2020	2019
General and administrative expenses:
Wages and salaries	9,959	8,198
Professional services	2,037	819
Rent and utilities	1,509	1,342
Office and IT supplies	1,243	1,168
Insurance	503	228
Share-based compensation	380	354
Travel and other employee expenses	343	618
Other general and administrative expenses	588	558
Total general and administrative expenses	$16,562	$13,285
NOTE 15 - OTHER LOSS
Other loss is as follows:

	Year Ended December 31,
	2020	2019
Other expenses:
Other expenses	$(428)	$—
Total other expenses	(428)	—
Other income:
Forgiveness of PPP loan (Note 12)	181	—
Other gain	137	—
Total other income	318	—
Total other loss	$(110)	$—
NOTE 16 - INCOME TAXES
The provision for income taxes in the consolidated statement of operations represents an effective rate different from the US statutory tax rate for the following reasons:

	Year Ended December 31,
	2020	2019
Loss before income taxes	$(26,810)	$(21,533)
Income tax recovery at statutory rate (21%)	(5,630)	(4,522)
Increase resulting from:
Effect of foreign tax rate	(252)	(669)
Unrecognized deferred tax asset	5,642	4,667
Permanent and other differences	240	524
Provision for income taxes	$—	$—

The effects of temporary differences that give rise to future income tax assets and future income tax liabilities have been determined as follows:

	Year Ended December 31,
	2020	2019
Future income tax assets:
Non-capital losses	$31,658	$26,078
Un-depreciated capital cost (UCC)	1,868	1,571
Other intangible items	223	23
Total future income tax assets	33,749	27,672
Future income tax liabilities:
Unrecognized deferred tax asset	(33,749)	(27,672)
Net future income tax asset	$—	$—
The Company has approximately $2.2 million of non-capital losses in Canada that can be used to reduce taxable income in future years. These losses will begin to expire in the year 2032. In the United States, MedAvail has approximately $41.2 million of net operating losses that can also be used to reduce taxable income in future years. These losses will begin to expire in the year 2032.
The Internal Revenue Service and Canada Revenue Agency have completed their examination of the Company’s income tax returns through tax year 2014. The Internal Revenue Service and Canada Revenue Agency have substantially completed their examinations of the Company’s income tax returns for the tax years 2015 through 2019. The agencies are currently examining the Company’s 2020 income tax returns.
A reconciliation of the beginning and ending amounts of unrecognized deferred tax benefits as of December 31, 2020 and 2019 is as follows:

	Year Ended December 31,
	2020	2019
Beginning balance	$27,672	$23,101
Additions based on tax positions related to the current year	6,077	4,571
Ending balance	$33,749	$27,672
NOTE 17 - COMMITMENTS AND CONTINGENCIES
Legal
Following MYOS Rens Technology Inc.’s, or MYOS, and MedAvail, Inc.’s, or MAI, announcement of the execution of the Agreement and Plan of Merger and Reorganization dated June 30, 2020, or the Merger Agreement, on June 30, 2020, MYOS received separate litigation demands from purported MYOS stockholders on September 16, 2020 and October 20, 2020, respectively seeking certain additional disclosures in the Form S-4 Registration Statement filed with the Securities and Exchange Commission on September 2, 2020, or collectively, the Demands. Thereafter, on September 23, 2020, a complaint regarding the transactions contemplated within the Merger Agreement was filed in the Supreme Court of the State of New York, County of New York, captioned Faasse v. MYOS RENS Technology Inc., et. al., Index No.: 654644/2020 (NY Supreme Ct., NY Cnty., September 23, 2020), or the New York Complaint. On October 12, 2020, a second complaint regarding the transactions was filed in the District Court of Nevada, Clark County Nevada, captioned Vigil v. Mannello, et. al., Case No. A-20-822848-C, or the Nevada Complaint, and together with the New York Complaint, the Complaints, and collectively with the Demands, the Litigation.
The Demands and the Complaints that comprise the Litigation generally alleged that the directors of MYOS breached their fiduciary duties by entering into the Merger Agreement, and MYOS and MAI disseminated an incomplete and misleading Form S-4 Registration Statement. The New York Complaint also alleged MAI aided and abetted such breach of fiduciary duties.

MYOS and MAI believe that the claims asserted in the Litigation are without merit, and believe that the Form S-4 Registration Statement disclosed all material information concerning the transactions contemplated by the Merger Agreement, or the Merger, and no supplemental disclosure is required under applicable law. However, in order to avoid the risk of the Litigation delaying or adversely affecting the Merger and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, MYOS determined to voluntarily supplement the Form S-4 Registration Statement as described in the Current Report on Form 8-K on November 2, 2020. Subsequently, the Nevada Complaint and the New York Complaint were voluntarily dismissed. The remainder of the Litigation remains outstanding. MYOS and MedAvail specifically deny all allegations in the Litigation and/or that any additional disclosure was or is required.
Purchase Commitments
As of December 31, 2020 and 2019, MedAvail did not have any minimum purchase commitments that were material to its consolidated financial statements.
Defined Benefit Plans
MedAvail has a 401k plan available to employees, but during 2020 and 2019, had no commitment to make contributions to that plan and had no liability recorded related to the plan.
Sales Concentration Risk
One of MedAvail’s customers accounted for 34% of its sales in 2020, and a disruption of the relationship could have a significant impact on MedAvail.
Accounts Receivable Concentration Risk
Two of MedAvail’s customers accounted for 23% and 14% of accounts receivable, net in 2020, and a disruption of the relationships could have a significant impact on MedAvail.
Vendor Concentration Risk
The following table presents MedAvail’s vendor concentration:

	Year Ended December 31,
	2020	2019
Vendor A	26%	24%
Vendor B	15%	—%
Vendor A is a significant inventory supplier and a disruption of the relationship could have a significant impact on MedAvail. Vendor B was a vendor engaged for a one time project during 2020.
NOTE 18- REDEEMABLE PREFERRED STOCK, DEFICIT AND SHARE-BASED COMPENSATION EXPENSE
Redeemable Preferred Shares
Prior to the Merger, the outstanding MAI preferred stock was redeemable at the option of the holder, but not mandatorily redeemable, therefore it was classified as mezzanine equity and was recognized at the fair value as of the date of issuance (the proceeds on the date of issuance).

The following table presents changes in preferred shares outstanding for the years ended December 31, 2020 and 2019:

	Preferred Shares
	Shares	Amount
Balance at December 31, 2018	7,479,862	$68,533
Issued	3,020,578	24,951
Balance at December 31, 2019	10,500,440	93,484
Issued	102,777	788
Converted to common shares in Merger	(10,603,217)	(94,272)
Balance at December 31, 2020	—	$—
MAI had 10,000,000 authorized preferred shares, with a normal or par value of $0.001 per share. Pursuant to the terms of the Series E financing agreement, if a shareholder elected to participate in the financing, they were granted a number of conversion shares that were exchanged into the number of shares of such series of preferred stock equal to the number of shares held by such shareholder immediately prior to the common share conversion. Additionally, Series C, Series D and Series E preferred shares were subject to a full-ratchet anti-dilution adjustment until the earlier of the three-year anniversary of the initial Series E issuance date or the first equity financing at a price greater than the Series E original purchase price, with aggregate gross proceeds of greater than $10.0 million. The final closing of the first tranche of the Series E financing round occurred in June 2018, with additional tranches occurring in March, July and December 2019.
The following table presents the amount of preferred shares outstanding by series:

	December 31,
	2020	2019
Preferred shares outstanding:
Series A	—	1,175,544
Series B	—	2,222,886
Series C	—	1,634,249
Series D	—	502,630
Series E	—	4,965,131
Total preferred shares outstanding	—	10,500,440
On November 17, 2020, all shares of preferred stock were converted to common shares as follows:

	Shares Before Conversion	Conversion Ratio	Common Shares Issued
Series A preferred stock	1,175,544	1.0000000000	1,175,544
Series B preferred stock	2,222,886	1.0000000000	2,222,886
Series C preferred stock	1,634,249	1.5405636364	2,517,665
Series D preferred stock	502,630	1.6175909091	813,050
Series E preferred stock	5,067,908	1.0000000000	5,067,910
Total	10,603,217		11,797,055
Voting
The holders of the Preferred Stock were entitled to vote, together with the holders of common stock, on certain matters, exclusive of certain protective provisions under the Amended and Restated Certificate of Incorporation, or the Protective Provisions, submitted to stockholders for a vote. Each preferred stockholder was entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

The holders of the Preferred Stock voted, as a single class on an as converted to common stock basis, separately from the holders of common stock and subject to a 60% affirmative vote, on certain Protective Provisions, including but not limited to: entering into any liquidation event, merger, consolidation or form of reorganization; modifying the rights and privileges of the Preferred Stock so as to adversely affect the Preferred Stock; declaring or paying any dividend; redeeming, repurchasing or otherwise acquiring shares of common stock; amending the Certificate of Incorporation or By-Laws of the Company; increasing the number of authorized shares of Preferred Stock or common stock; and revising the number of members of the of Board of Directors.
Dividends
The holders of Preferred Stock were entitled to receive dividends, when and if declared by the Board of Directors and out of funds legally available. If a dividend was paid on the common shares, preferred shareholders would have been paid the same per-share dividend amount on an as-if-converted to common basis. Through November 18, 2020 MAI had not declared or paid any dividends.
The annual dividend rate by series is as follows:

Series A	$0.410000	CAD
Series B	$0.567800	CAD
Series C	$1.355696	CAD
Series D	$1.423480	CAD
Series E	$0.880000	CAD
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Preferred Stock, would have received a certain amount per share plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the common stock. The Holders of preferred shares would have been paid in accordance with the following liquidation preference with each series having the right to be paid before the others. Series E, Series D, Series C, Series B, Series A.
The amount received per share is as follows:

Series A	$5.1252	CAD
Series B	$7.0970	CAD
Series C	$16.9462	CAD
Series D	$17.7935	CAD
Series E	$11.0000	CAD
If preferred shareholders would have received a greater payment had their shares been converted to common shares prior to the liquidation, they would instead receive that greater amount. All remaining assets would have been paid to holders of common shares pro rata based on the number of shares held.
Conversion
Each share of Preferred Stock was convertible at the option of the holders at any time after the date of issuance into a number of shares of common stock as determined by dividing the conversion rate for that series of preferred shares by the conversion price in effect at the time of conversion, adjustable for certain dilutive events. All preferred shares would have automatically converted into common shares (i) on the closing of an IPO that generates at least $30.0 million CAD (net of underwriting discount and commissions) in proceeds to MAI; or (ii) on the election to do so by holders of at least two-thirds of the then outstanding preferred shares, voting on an as-if-converted to common basis. Common stock issued upon conversion are new shares.

Conversion rates are as follows:

Series A	$5.1252	CAD
Series B	$7.0970	CAD
Series C	$11.0000	CAD
Series D	$11.0000	CAD
Series E	$11.0000	CAD
Redemption
On or after December 19, 2025, on the request of holders of at least 60% of the then outstanding preferred shares, on an as-converted basis, MAI would have redeemed all preferred shares at the original issue price per share plus all accrued and declared but unpaid dividends. Payment would have been in three equal annual installments. The redemption would have been effected in accordance with the liquidation preferences.
Common shares
MAI has 100,000,000 authorized common shares, with a nominal or par value of $0.001 per share. In connection with the initial closing of the Series E preferred share financing that occurred on December 20, 2017, each series of MAI’s outstanding preferred shares were converted into common shares. MedAvail then effected a 7 to 1 reverse stock split on the common shares.
In connection with the Merger transaction described in Note 1, each series of MAI’s outstanding preferred shares were converted into MedAvail common shares as described above. MedAvail then effected a 1.26 to 1 stock split on the common shares.
All references in the consolidated financial statements to the number of shares outstanding and stock option data of MedAvail’s common stock have been restated to reflect the effect of the stock splits for all periods presented.
Liquidation Rights
In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for all series of outstanding redeemable convertible preferred stock.
Dividend and Voting Rights
The holders of common stock are entitled to receive dividends if and when declared by the Board of Directors of the Company, but not until all dividends on redeemable convertible preferred stock have been either (i) paid or (ii) declared and the Company has set aside funds to pay those dividends declared. Holders of common stock have the right to one vote per share.
Share-based compensation
Update for Merger
Pursuant to the Merger Agreement, effective as of the Effective Time of the Merger, the Company assumed the 2018 MedAvail Equity Incentive Plan, or the 2018 Plan, and the 2012 MedAvail Stock Option Plan, or the 2012 Plan, assuming all of MedAvail’s rights and obligations with respect to the options issued thereunder. Immediately thereafter, the Company terminated the 2018 Plan. The 2012 Plan was previously modified on the date the 2018 Plan was adopted to no longer permit granting of options under the 2012 Plan. Pursuant to the Merger Agreement, at the Effective Time of the Merger, the Company adopted the 2020 Equity Incentive Plan, or the 2020 Plan, and the 2020 Employee Stock Purchase Plan, or the 2020 ESPP. The 2018 Plan was closed to granting of options upon adoption of the 2020 Plan.

2020 Plan
The 2020 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to the Company’s employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to employees, directors and consultants of the Company and the company group. The number of shares of Company Common Stock that are reserved for issuance pursuant to awards under the 2020 Plan is 5,000,000 shares (post-Reverse Stock Split). The 2020 Plan also includes an evergreen provision that provides for an automatic annual increase to the number of shares of common stock available for issuance under the 2020 Plan on the first day of each fiscal year, equal to the least of: (i) 5,000,000 shares; (ii) 5% of the total number of shares of all classes of common stock of the Company as of the last day of our immediately preceding fiscal year; or (iii) such lesser amount determined by the administrator. The 2020 Plan will terminate on the tenth anniversary of its effective date. No award may be made under the 2020 Plan after its expiration date.
2020 ESPP
The 2020 ESPP provides eligible employees with an opportunity to purchase shares of the Company’s Common Stock through accumulated contributions, which generally will be made through payroll deductions. The 2020 ESPP permits the administrator of the 2020 ESPP to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. The maximum number of shares of our common stock that will be available for issuance under the 2020 ESPP will be 700,000 shares (post-Reverse Stock Split). The number of shares of common stock available for issuance under the 2020 ESPP Plan will be increased on the first day of each fiscal year beginning with the 2021 fiscal year equal to the least of (i) 1,000,000 shares of common stock; (ii) one percent 1% of the outstanding shares of common stock on the last day of the immediately preceding fiscal year; or (iii) an amount determined by the administrator. The shares may be authorized, but unissued, or reacquired common stock. The 2020 ESPP will terminate in 2040, unless terminated sooner.
2018 Plan
In September 2018, MedAvail adopted the 2018 MedAvail Equity Incentive Plan, or the 2018 Plan, which provides for the granting of stock options to service providers of MedAvail, Inc. As part of the adoption of the 2018 Plan, MedAvail provided the option for all eligible service providers to exchange their options held under the 2012 MedAvail Stock Option Plan, or the 2012 Plan, as of the exchange date for new options under the 2018 Plan, at an exchange ratio of 1:5. All vesting schedules were maintained on exchange.
A total of 53 eligible service providers participated in the exchange, which resulted in the exchange of 239,181 options under the 2012 Plan for 1,269,180 options under the 2018 Plan. The exchange resulted in $1.0 million of one-time incremental compensation cost for 2018.
2012 Plan
The 2012 MedAvail Stock Option Plan was modified on the date the 2018 Plan was adopted to no longer permit granting of options under the plan. As at December 31, 2020, there are 8,274 options that remained outstanding under this plan. Options granted under the 2012 Plan that were not exchanged to options under the 2018 Plan will remain subject to the terms of the 2012 Plan.
The maximum number of shares of MedAvail to be granted under the 2018 plan is 1,972,530. In accordance with the plan, the exercise price of each option is based on the fair value of MedAvail’s common shares on the date of the grant. An option’s term is determined at the discretion of the Board of Directors, not to exceed ten years. Unless otherwise stated, the consolidated financial statements reflect 1/48 of the option vesting each month over a four-year vesting period.
During 2019, MedAvail granted 429,538 new options to service providers of MedAvail at an exercise price of CA$2.15. The estimated fair value of the options was determined by the Black-Scholes valuation model.

During 2020, MedAvail granted 442,830 new options to service providers of MedAvail at an exercise price of CA$2.15. The estimated fair value of the options was determined by the Black-Scholes valuation model.
The key input assumptions that were utilized in the valuation of the stock options granted in the periods presented are as follows:

	December 31, 2020
	Low	Weighted Average	High	Total
Awards Granted				442,830
Weighted Average Fair Value of Awards		$0.72 USD
Unvested Forfeiture Rate	6.00%	6.00%	6.00%
Grant Price	$1.34 USD	$1.34 USD	$1.34 USD
Market Price	$1.34 USD	$1.34 USD	$1.34 USD
Volatility	60%	60%	60%
Risk Free Rate	0.43%	0.43%	0.44%
Dividend Yield	—%	—%	—%
Expected Life	5.87	5.92	6.02

	December 31, 2019
	Low	Weighted Average	High	Total
Awards Granted				429,538
Weighted Average Fair Value of Awards		$0.61 USD
Unvested Forfeiture Rate	6.00%	6.00%	6.00%
Grant Price	$1.31 USD	$1.31 USD	$1.31 USD
Market Price	$1.31 USD	$1.31 USD	$1.31 USD
Volatility	60%	60%	60%
Risk Free Rate	1.50%	1.50%	1.50%
Dividend Yield	—%	—%	—%
Expected Life	4	4	4

The following table present MedAvail's outstanding awards activity during the year ended December 31, 2020.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Share Price on Date of Exercise		Weighted Average Fair Value		Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, beginning of period	2,391,401	$1.59	USD			$0.76	USD		$—	USD
Granted	442,830	$1.34	USD			$0.72	USD		$4,959,936	USD
Exercised/Released	(160,090)	$1.84	USD	$11.09	USD	$0.98	USD		$1,481,566	USD
Cancelled/Forfeited	(235,121)	$1.63	USD			$0.76	USD		$2,886,236	USD
Outstanding, end of period	2,439,020	$1.56	USD			$0.76	USD	8.2	$32,894,214	USD
Vested and exercisable, end of the period	1,745,376	$1.63	USD			$0.78	USD	7.9	$23,427,716	USD
Vested and unvested exercisable, end of the period	1,745,376	$1.63	USD			$0.78	USD	7.9	$23,427,716	USD
Vested and expected to vest, end of the period	2,386,417	$1.57	USD			$0.76	USD	8.2	$32,174,927	USD
The following table present MedAvail's unvested awards activity during the year ended December 31, 2020.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Grant Date Fair Value		Weighted Average Remaining Amortization Period (Years)
Unvested outstanding, beginning of period	712,559	$1.44	USD	$0.68	USD
Granted	442,830	$1.34	USD	$0.72	USD
Cancelled/Forfeited	(18,481)	$1.54	USD	$0.76	USD
Vested, outstanding shares	(443,264)	$1.44	USD	$0.72	USD
Unvested outstanding, end of period	693,644	$1.40	USD	$0.69	USD	2.5
The following table present MedAvail's outstanding awards activity during the year ended December 31, 2019.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Share Price on Date of Exercise		Weighted Average Fair Value		Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, beginning of period	2,081,545	$1.66	USD			$0.79	USD		$—	USD
Granted	429,538	$1.31	USD			$0.61	USD		$—	USD
Exercised/Released	(22,322)	$1.60	USD	$1.60	USD	$0.83	USD		$—	USD
Cancelled/Forfeited	(97,360)	$1.70	USD			$0.83	USD		$—	USD
Outstanding, end of period	2,391,401	$1.59	USD			$0.76	USD	8.8	$—	USD
Vested and exercisable, end of the period	1,678,842	$1.66	USD			$0.80	USD	8.6	$—	USD
Vested and unvested exercisable, end of the period	1,678,842	$1.66	USD			$0.80	USD	8.6	$—	USD
Vested and expected to vest, end of the period	2,327,518	$1.60	USD			$0.76	USD	8.8	$—	USD

The following table presents MedAvail's unvested awards activity during the year ended December 31, 2019.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Grant Date Fair Value		Weighted Average Remaining Amortization Period (Years)
Unvested Outstanding, beginning of period	574,851	$1.61	USD	$0.77	USD
Granted	429,538	$1.31	USD	$0.61	USD
Cancelled/Forfeited	(40,844)	$1.69	USD	$0.82	USD
Vested, outstanding shares	(250,986)	$1.57	USD	$0.76	USD
Unvested Outstanding, end of period	712,559	$1.44	USD	$0.68	USD	2.9
The following table presents MedAvail's expense related to share-based compensation:

	Year Ended December 31,
	2020	2019
Share-based compensation	$380	$354
Expense remaining to be recognized for unvested awards as of December 31, 2020 was $0.4 million, which will be recognized on a weighted average basis over the next 3 years. The aggregate fair value of options vested during 2020 and 2019 was $0.3 million and $0.2 million, respectively. MedAvail has not recognized an income tax benefit in its income tax provision due to the full reserve against net operating losses and tax assets, see Note 14 for additional details.
Warrants
Warrants issued were as follows, including 523,483 warrants issued to the Company’s related parties (investors) with consistent terms:

Year Ended December 31, 2020
Issue Date	Reason for issuance	Amount	Term (years)	Exercise Price (USD)
2/11/2020	Equity offering	27,427	10	$1.57
2/11/2020	Payment for services	309,698	10	$0.01
2/19/2020	Payment for services	6,855	10	$1.57
5/26/2020	Issuance of promissory note	115,374	0.5	$1.57
6/4/2020	Payment for services	16,119	10	$1.57
6/9/2020	Issuance of promissory note	1,676	0.5	$1.57
6/10/2020	Issuance of promissory note	761	0.5	$1.57
6/17/2020	Issuance of promissory note	319	0.5	$1.57
6/29/2020	Payment for services	84,911	10	$0.01
7/2/2020	Bridge financing	2,285	10	$1.57
8/14/2020	Bridge financing	1,524	10	$1.57
8/21/2020	Bridge financing	2,285	10	$1.57
10/2/2020	Bridge financing	6,857	10	$1.57
10/6/2020	Bridge financing	61,331	10	$1.57
10/7/2020	Bridge financing	381	10	$1.57
11/12/2020	Option cancellation	201,648	8	$1.57
11/18/2020	Payment for services	58,518	5	$0.01

At the end of the year, MedAvail had outstanding the following warrants:

	December 31, 2020			December 31, 2019
	Warrants	Exercise price	Term (years)	Warrants	Exercise price	Term (years)
Common	571,355	$0.01		118,228	$0.01
Common	288,352	$6.93		288,352	$6.93
Common	260,250	$1.66		260,250	$1.66
Common	557,598	$1.57		120,380	$1.57
Total	1,677,555	$1.97	7.8	787,210	$3.33	9.2
Additionally, MedAvail had agreements with a service provider that would require MedAvail to issue additional warrants if that service provider met its obligations and performance milestones under that agreement. MedAvail recorded no liability as of December 31, 2020 and $0.4 million as of December 31, 2019, for the expense related to the expected issuance of the warrants in the future, and adjusted for the changes in fair value of the potential warrants at each reporting period.
NOTE 19 - REVENUE AND SEGMENT REPORTING
The following table presents the disaggregation of MedAvail's revenue:

	Year Ended December 31,
	2020	2019
Pharmacy and hardware sales:
Retail pharmacy revenue	7,728	3,227
Lease revenue	467	158
Hardware	2,401	—
Total pharmacy and hardware sales	10,596	3,385
Service sales:
Software integration	$3,168	$—
Software	44	208
Maintenance and support	58	93
Professional services and other	47	75
Installation	55	10
Total service sales	3,372	386
Total revenue	$13,968	$3,771
Operating segments are the individual operations that the CODM reviews for purposes of assessing performance and making resource allocation decisions. The CODM currently receives the monthly management report which includes information to assess performance. The pharmacy technology and retail pharmacy services operating segments both engage in different business activities from which they earn revenues and incur expenses. See Note 4 for additional discussion on revenue for the operating segments.
The Company has the following two reportable segments:
Retail Pharmacy Services Segment
Retail pharmacy services segment revenue consists of products sold directly to consumers at the point of sale. MedAvail recognizes retail pharmacy sales revenue, net of taxes and expected returns, at the time it sells merchandise or dispenses prescription drugs to the customer. The Company estimates revenue based on expected reimbursements from third-party payers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) for dispensing prescription drugs. The estimates are based on all available information including historical experience and are updated to actual reimbursement amounts.

Pharmacy Technology Segment
The pharmacy technology segment consists of sales and leases of MedPlatform Systems to customers. These agreements include providing the MedCenter prescription dispensing kiosk, software, and maintenance services. Agreements can be for a predetermined period of time, or indefinite. This generally includes either an initial lump sum payment upon installation of the MedCenter with monthly payments for software and services following, or monthly payments for the MedCenter along with monthly payments for software and maintenance services for agreements classified as operating leases.
In September 2020, the Company and a significant customer agreed that MedAvail had no further obligation to the customer and therefore would have no additional deliverables related to the contract liability balance, of which $4.7 million was outstanding as of December 31, 2019. As such, the Company recognized $4.7 million of revenue related to this contract during 2020. The contract revenue recognized consisted of $1.5 million of hardware sales revenue and $3.2 million of software integration for contract obligations for software programming and hardware development that were in progress but not completed.
The following table presents revenue and costs of sales by segment:

	Retail Pharmacy Services	Pharmacy Technology	Total
Year Ended December 31, 2020
Sales:
Retail pharmacy revenue	$7,728	$—	$7,728
Software integration	—	3,168	3,168
Hardware	—	2,401	2,401
Lease revenue	—	467	467
Software	—	44	44
Maintenance and support	—	58	58
Professional services and other	—	47	47
Installation	—	55	55
Total sales	7,728	6,240	13,968
Cost of sales	7,744	1,061	8,805
Gross profit	$(16)	$5,179	$5,163
Year Ended December 31, 2019
Sales:
Retail pharmacy revenue	$3,227	$—	$3,227
Lease revenue	—	158	158
Software	—	208	208
Maintenance and support	—	93	93
Professional services	—	75	75
Installation	—	10	10
Total sales	3,227	544	3,771
Cost of sales	2,674	149	2,823
Gross profit	$553	$395	$948
For the year ended December 31, 2020, MedAvail had two customers that accounted for 10% or more of segment revenues.

The following table presents assets and liabilities by segment:

	Retail Pharmacy Services	Pharmacy Technology	Corporate	Total
December 31, 2020
Assets	$6,012	$5,547	$57,772	$69,331
Liabilities	$2,203	$3,422	$2,639	$8,264
December 31, 2019
Assets	$3,702	$9,104	$5,197	$18,003
Liabilities	$994	$7,174	$12,996	$21,164
The following table presents long-lived assets, which include property, plant, and equipment and right-of-use-assets as of December 31, 2020 and 2019 by geographic region, based on the physical location of the assets:

	Year Ended December 31,
	2020	2019
Long-lived assets:
United States	$4,533	$3,007
Canada	$501	$746
Total long-lived assets	$5,034	$3,753
NOTE 20 - SUBSEQUENT EVENTS
Stock-based Compensation Grant
On March 22, 2021, the Board of Directors approved stock-based compensation grants to certain employees of the Company. The awards consisted of 157,552 options vesting over four years with an exercise price of $15.15, an expiration of ten years and a fair value per option of $8.38. Additionally, 50,928 restricted stock units “RSUs” were granted with a vesting period of 3 years at a fair value of $15.15 per share. Total expense expected to be recognized over the vesting period of the options and RSUs is $2.1 million.

Report of Independent Auditors
To the Board of Directors of MedAvail, Inc.
We have audited the accompanying consolidated financial statements of MedAvail, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended.
Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedAvail, Inc. and its subsidiaries as of December 31, 2019 and 2018, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP
PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5
T: +1 905 815 6300; F: +1 905 815 6499

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.
Emphasis of matter
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency and cash outflows from operating activities, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
As discussed in note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. Our opinion is not modified with respect to this matter.
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants
Oakville, Ontario, Canada
September 2, 2020

MEDAVAIL, INC.
Consolidated Balance Sheets
(US Dollars in thousands, except share amounts)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$8,791	$3,767
Restricted cash	58	44
Accounts receivable (net of allowance for doubtful accounts)	416	131
Inventories (note 9)	4,594	6,022
Prepaid expenses and other assets	229	188
Total current assets	14,088	10,152
Property, plant and equipment (note 10)	2,703	1,397
Right-of-use assets (note 5 and 12)	1,050	—
Other assets	92	89
Goodwill and other intangible assets (note 11)	70	1,146
Total assets	$18,003	$12,784
Liabilities, Temporary Equity and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$2,345	$2,463
Contract liability (note 4)	4,804	5,000
Current portion of lease obligations (note 5 and 12)	526	—
Total current liabilities	7,675	7,463
Long-term debt (note 13)	12,476	11,742
Long-term portion of lease obligations (note 5 and 12)	565	—
Other liabilities	448	528
Total liabilities	21,164	19,733
Temporary equity: (note 17)
Redeemable preferred shares ($0.001 par value, 14,539,330 shares authorized, 10,500,440 and 7,479,862 shares issued and outstanding at December 31, 2019 and 2018, respectively)	93,484	68,533
Stockholders' deficit: (note 17)
Common shares ($0.001 par value, 24,000,000 shares authorized, 1,193,698 and 1,175,982 shares issued and outstanding at December 31, 2019 and 2018, respectively)	8	8
Warrants	698	191
Additional paid-in-capital	30,829	30,947
Accumulated other comprehensive loss	(6,950)	(6,931)
Accumulated deficit	(121,230)	(99,697)
Total shareholders’ deficit	(96,645)	(75,482)
Total liabilities, temporary equity and shareholders’ deficit	$18,003	$12,784
The accompanying notes, including Note 1. Going Concern and Note 16. Commitments and Contingencies, are an integral part of these financial statements.

MEDAVAIL, INC.
Consolidated Statement of Operations
(US Dollars in thousands, except share and per-share amounts)

	Year Ended December 31,
	2019	2018
Sales:
Pharmacy and hardware sales (note 4)	$3,385	$649
Service sales (note 4)	386	4,016
Total sales	3,771	4,665
Cost of sales:
Pharmacy and hardware cost of sales	2,674	1,905
Service cost of sales	149	172
Total cost of sales	2,823	2,077
Gross profit	948	2,588
Operating expenses (note 14)	15,420	11,983
Selling, general and administrative expenses	5,881	5,581
Share-based compensation	354	1,362
Goodwill write-off	137	—
Operating loss	(20,844)	(16,338)
Interest expense - net	689	667
Loss before income taxes	(21,533)	(17,005)
Income tax (note 15)	—	—
Net loss	$(21,533)	$(17,005)
Net loss per share - basic and diluted (note 6)	$(16.85)	$(12.78)
Weighted average shares outstanding - basic and diluted	1,278,107	1,330,907
The accompanying notes, including Note 1. Going Concern and Note 16. Commitments and Contingencies, are an integral part of these financial statements.

MEDAVAIL, INC.
Consolidated Statement of Comprehensive Loss
(US Dollars in thousands, except per-share amounts)

	Year Ended December 31,
	2019	2018
Net loss	$(21,533)	$(17,005)
Other comprehensive loss:
Foreign currency translation adjustment	(19)	(6)
Total comprehensive loss	$(21,552)	$(17,011)
The accompanying notes, including Note 1. Going Concern and Note 16. Commitments and Contingencies, are an integral part of these financial statements.

MEDAVAIL, INC.
Consolidated Statements of Shareholders' Deficit
(US Dollars in thousands, except per share amounts)

	Common Shares		Preferred Shares		Warrants	Additional Paid-in-Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Equity and Temporary Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2017	1,501,490	$10	3,337,625	$33,074	$—	$51,517	$(82,692)	$(6,925)	$(5,016)
Net loss	—	—	—	—	—	—	(17,005)	—	(17,005)
Common shares issued (note 17)	33,554	—	—	—	—	—	—	—	—
Preferred shares issued (note 17)	—	—	1,628,642	13,716	—	—	—	—	13,716
Exchange of common shares for preferred shares	(359,062)	(2)	2,513,595	21,743	—	(21,741)	—	—	—
Share-based compensation	—	—	—	—	—	1,362	—	—	1,362
Warrants issued (note 17)	—	—	—	—	191	(191)	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	(6)	(6)
Balance at December 31, 2018	1,175,982	$8	7,479,862	$68,533	$191	$30,947	$(99,697)	$(6,931)	$(6,949)
Net loss	—	—	—	—	—	—	(21,533)	—	(21,533)
Common shares issued (note 17)	17,716	—	—	—	—	35	—	—	35
Preferred shares issued (note 17)	—	—	3,020,578	24,951	—	—	—	—	24,951
Share-based compensation	—	—	—	—	—	354	—	—	354
Warrants issued (note 17)	—	—	—	—	507	(507)	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	(19)	(19)
Balance at December 31, 2019	1,193,698	$8	10,500,440	$93,484	$698	$30,829	$(121,230)	$(6,950)	$(3,161)
The accompanying notes, including Note 1. Going Concern and Note 16. Commitments and Contingencies, are an integral part of these financial statements.

MEDAVAIL, INC.
Consolidated Statement of Cash Flows
(US Dollars in thousands)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(21,533)	$(17,005)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, plant, and equipment	701	621
Amortization of intangible assets	941	1,092
Interest accretion on debt	734	667
Goodwill write-off	137	—
Impairment of lease asset	41	—
Unrealized foreign currency (loss)	(19)	(6)
Stock compensation expense, net	354	1,362
Changes in operating assets and liabilities:
(Increase) in accounts receivable	(285)	(10)
(Increase) in inventory	(149)	(593)
(Increase) decrease in prepaid expenses and other assets	(41)	30
(Decrease) increase in accounts payable	(148)	764
(Decrease) increase in accrued expenses and other liabilities	(83)	177
(Decrease) increase in contract liability	(196)	959
Net cash used in operating activities	(19,546)	(11,942)
Cash flows from investing activities:
Purchase of property, plant and equipment	(399)	(592)
Purchase of intangible assets	—	(448)
Purchase of other assets	(3)	—
Net cash used in investing activities	(402)	(1,040)
Net cash flows from financing activities:
Issuance of preferred shares	24,951	13,716
Issuance of common shares upon exercise of options	35	—
Net cash provided by financing activities	24,986	13,716
Net increase in cash, cash equivalents, and restricted cash	5,038	734
Cash, cash equivalents, and restricted cash at beginning of period	3,811	3,077
Cash, cash equivalents, and restricted cash at end of period	$8,849	$3,811
Supplemental noncash investing and financing activities:
Cash paid for operating leases	$405	$—
Operating lease assets obtained in exchange for operating lease liabilities	$1,511	$—
Purchases of property, plant and equipment in accounts payable	$31	$75
The accompanying notes, including Note 1. Going Concern and Note 16. Commitments and Contingencies, are an integral part of these financial statements.

NOTE 1 - GOING CONCERN
The consolidated financial statements for the year ended December 31, 2019 were prepared on the basis of a going concern which contemplates that MedAvail, Inc. ("MedAvail") will be able to realize assets and discharge liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should MedAvail be required to liquidate its assets. The ability of MedAvail to meet its total liabilities of $21.2 million at December 31, 2019, including $12.5 million of convertible debt due in 2021, and to continue as a going concern is dependent upon the availability of future funding, continued growth in orders, and MedAvail's ability to profitably meet its after-sale service commitments with its existing customers. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.
Relevant accounting standards require that MedAvail management make a determination as to whether or not substantial doubt exists as to our ability to continue as a going concern. If substantial doubt does exist management should determine if there are plans in place which alleviate that doubt. Management has determined that there is substantial doubt as to MedAvail's ability to continue as a going concern. Conditions and events leading to the substantial doubt include the risk that the Merger and Pre-Closing Private Placement financing are not completed, additional financing may not be able to be obtained and recurring operating losses. These conditions indicate that there is substantial doubt about the Company's ability to continue as a going concern within one year after the date of issuance of these consolidated financial statements. Management has identified and is executing plans to alleviate doubt.
NOTE 2 - NATURE OF OPERATIONS
MedAvail is a health-care technology company that has developed and commercialized an innovative self-service pharmacy, mobile application, kiosk and drive-thru solution. MedAvail's principal technology and product is the MedCenter, a pharmacist controlled, customer-interactive, prescription dispensing system akin to a “pharmacy in a box” or prescription-dispensing ATM. The MedCenter facilitates live pharmacist counselling via two-way audio-video communication with the ability to dispense prescription medicines under pharmacist control. MedAvail also operates SpotRx (the “Pharmacy”), a full-service retail pharmacy utilizing the MedAvail's automated pharmacy technology.
NOTE 3 - BASIS OF PRESENTATION
Basis of Presentation
The preparation of the consolidated financial statements and related disclosures are prepared in accordance with U.S. GAAP and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Estimates are used in accounting for, among other things, revenue recognition, contract loss accruals, excess, slow-moving and obsolete inventories, product warranty accruals, loss accruals on service agreements, share-based compensation expense, allowance for doubtful accounts, depreciation and amortization, impairment of goodwill and in-process research and development intangible assets, impairment of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed to be necessary. Certain amounts in 2018 have been reclassified to conform to current year presentation.
Fiscal years ended December 31, 2019 and December 31, 2018, respectively, may be referred to as 2019 and 2018.

Amounts presented in these consolidated financial statements are in United States dollars unless otherwise indicated.
Our critical accounting policies are those that are both most important to our financial condition and results of operations and require the most difficult, subjective or complex judgments on the part of management in their application, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Our accounting policies are set forth in Note 4. Critical Accounting Policies.
Principles of consolidation
The consolidated financial statements include the accounts of all entities controlled by MedAvail, which are referred to as subsidiaries. MedAvail Technologies Inc., MedAvail Technologies (US) Inc., MedAvail Pharmacy Inc. and On the Spot Rx. Inc. are all subsidiaries of MedAvail. MedAvail has no interests in variable interest entities of which MedAvail is the primary beneficiary. All intercompany balances and transactions have been eliminated. During 2019, MedAvail elected to close down its Canadian pharmacy operations, to focus on growth of the SpotRx Pharmacy business in the US.
NOTE 4 - CRITICAL ACCOUNTING POLICIES
Cash and Cash Equivalents
MedAvail classifies all highly liquid instruments with an original maturity of three months or less as cash equivalents. MedAvail cash and cash equivalents generally include funds held in checking and savings accounts at large American and Canadian financial institutions and denominated in U.S. Dollars and Canadian Dollars.
Restricted Cash
MedAvail considers cash and marketable securities to be restricted when withdrawal or general use is legally restricted. MedAvail maintains a balance with the bank that is the issuer of its purchasing cards used in Canada as a guarantee for those cards. Due to the nature of the deposit, the balance is classified as restricted cash. Restricted cash is included in the balance for cash presented in the statements of cash flows.
Accounts Receivable
Accounts receivable are primarily comprised of trade receivables presented net of allowance for doubtful accounts. MedAvail maintains an allowance for doubtful accounts based on its assessment of the collectability of amounts owed by customers. The allowance consists of known specific troubled accounts as well as an amount based on overall estimated potential uncollectible accounts receivable based on historical experience.
Foreign Currency Translation
The functional currency for all of our subsidiaries is the U.S. dollar. Gains and losses resulting from the remeasurement of foreign currency amounts to the functional currency are included in Operating expenses in the Statement of Comprehensive Loss. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in Foreign currency translation adjustment in the Statement of Comprehensive Loss.
Revenue Recognition
MedAvail derives its revenue primarily from retail pharmaceutical sales. MedAvail also earns revenue from the sale of MedPlatform Systems, which include MedCenter prescription dispensing kiosks, and the associated software, hardware, and service components necessary for operation, along with sales of products dispensed by MedCenters, and retail pharmacy sales. Contracts with customers often include promises to transfer multiple products and services. In determining how revenue should be recognized, a five-step process is used, which requires judgment and estimates within the revenue recognition process. The primary judgments include identifying the performance obligations in the contract and determining whether the performance obligations are distinct. If any of these judgments were to change it could cause a material increase or decrease in the amount of revenue we report in a given period.
Under Accounting Standards Codification (“ASC”) Topic 606: Revenue from Contracts with Customers (“Topic 606”), the amount of revenue recognized for any goods or services reflects the consideration that MedAvail expects to be entitled to receive in exchange for those goods and services. To achieve this core principle, MedAvail applies the following five-step approach: (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as a performance obligation is satisfied.
A contract is accounted for when there has been approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Performance obligations under a contract are identified based on the goods or services that will be transferred to the customer that are both capable of being distinct and are distinct in the context of the contract. In certain instances, MedAvail has concluded distinct goods or services should be accounted for as a single performance obligation that is a series of distinct goods or services that have the same pattern of transfer to the customer. To the extent a contract includes multiple promised goods or services, MedAvail must apply judgment to determine whether the customer can benefit from the goods or services either on their own or together with other resources that are readily available to the customer (the goods or services are distinct) and if the promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract (the goods or services are distinct in the context of the contract). If these criteria are not met, the promised services are accounted for as a single performance obligation. The transaction price is determined based on the consideration that MedAvail will be entitled to in exchange for transferring goods or services to the customer. To the extent the transaction price includes variable consideration, MedAvail estimates the amount of variable consideration that should be included in the transaction price, generally utilizing the expected value method. During 2019 and 2018, MedAvail had no contracts that included variable consideration. Determining the transaction price requires judgment. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. Standalone selling price is determined by the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, MedAvail estimates the standalone selling price by taking into account available information such as market conditions and internally approved pricing guidelines related to the performance obligations. Performance obligations are satisfied either over time or at a point in time as discussed in the Pharmacy Technology Segment information below. In addition, MedAvail’s contracts with customers generally do not include significant financing components or non-cash consideration.
MedPlatform sales agreements generally contain an agreement to provide a MedCenter prescription dispensing kiosk, along with agreements to provide software, hardware and maintenance services which are necessary for the operation of the MedCenter, and can only be provided by MedAvail. Management has determined that contracts to provide MedPlatform Systems consist of one performance obligation, as all of these products and services are required in order to obtain a functioning MedCenter. ASC 606 allows a single performance obligation to be recognized over time if the customer simultaneously receives and consumes the provided benefits. As such, revenue is initially recognized when the MedCenter is installed and operational at the customer's location. Revenue continues to be recognized going forward in the periods in which the hardware, software and maintenance services are provided to the customer.
MedAvail also earns revenue from Walgreens, a customer and investor, for a contract related to providing MedAvail's technology and services. For any amounts received prior to the fulfillment of the obligation, a contract liability is recorded. As of December 31, 2019 and 2018, the consolidated balance sheets included $4.8 million and $5.0 million, respectively, of contract liability.
The following table presents the disaggregation of MedAvail's revenue:

	Year Ended December 31,
	2019	2018
Service sales:
Software	$208	$457
Maintenance and support	93	125
Professional services	75	3,434
Installation	10	—
Total service sales	386	4,016
Pharmacy and hardware sales:
Retail pharmacy revenue	3,227	488
Rental	158	11
Hardware	—	150
Total pharmacy and hardware sales	3,385	649
Total revenue	$3,771	$4,665
Segments
Management, including the Chief Operating Decision Makers ("CODM"), have been identified as the Chief Executive Officer, Chief Financial Officer, Chief Commercial Officer and Chief Pharmacy Officer. These executives are responsible for executing a unified corporate strategy, allocating resources and assessing financial and operational performance. The executives are also responsible for the development and implementation of strategies and direction of the Company’s growth. Operating segments are the individual operations that the CODM reviews for purposes of assessing performance and making resource allocation decisions. The CODM currently receives the monthly management report. Included within this proxy statement/prospectus/information statement are discrete and sufficient financial information to allow the CODM to assess performance, including segment profit for the pharmacy technology and retail pharmacy services operating segments. The pharmacy technology and retail pharmacy services operating segments both engage in business activities from which they earn revenues and incur expenses. MedAvail periodically evaluates changes in the structure of its internal organization to determine whether its operating segments have changed when events or circumstances necessitate such an exercise. Events or circumstances triggering reevaluation of reportable segments may include reorganization, restructuring, acquisitions or spin-offs, and changes in the CODM.
The Company has the following two reportable segments:
Pharmacy Technology Segment
The pharmacy technology segment consists of sales of MedPlatform Systems to customers. These agreements include providing the MedCenter prescription dispensing kiosk, software, and maintenance services. Agreements can be for a predetermined period of time, or indefinite. This generally includes either an initial lump sum payment upon installation of the MedCenter with monthly payments for software and services following, or monthly payments for the MedCenter along with monthly payments for software and maintenance services. Revenue is recognized for each portion of the single performance obligation when that portion has been completed and the customer is contractually obligated to provide consideration, and in the contractually agreed upon amount.
Retail Pharmacy Services Segment
Retail pharmacy services segment revenue consists of products sold directly to consumers at the point of sale. MedAvail recognizes retail pharmacy sales revenue, net of taxes and expected returns, at the time it sells merchandise or dispenses prescription drugs to the customer. MedAvail estimates revenue based on expected reimbursements from third-party payers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) for dispensing prescription drugs. The estimates are based on all available information including historical experience and are updated to actual reimbursement amounts.
Inventory
Inventory for the pharmacy technology segment consists primarily of MedCenter kiosk finished goods. Inventories are stated at the lower of cost (first-in, first-out or average cost) or net realizable value.
Inventory for the retail pharmacy services segment consists of pharmaceuticals. Inventories for the retail pharmacy segment are stated at the lower of cost (first in, first out) or net realizable value.
An impairment for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns, future sales expectations and salvage value.
Intangible Assets
Intangible assets consist of software, patents and know-how. Intangible assets acquired through asset acquisitions or business combinations are initially recognized at fair value based on an allocation of the purchase price. No development costs have been capitalized to date. The intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization of the intellectual property commenced in 2014 on delivery of the first proof of concept MedCenter. MedAvail evaluates the reasonableness of the estimated useful lives of these intangible assets on an annual basis. During the year ended December 31, 2019, MedAvail wrote-off the $137 thousand balance for goodwill related to its Canadian operations due to the discontinuance of those operations.
The estimated useful lives of intangible assets are as follows:

Software	2 years
Website and mobile application	2 years
Intellectual property	6 years
Goodwill	not amortized
Goodwill
MedAvail records goodwill for the difference between the fair value of other identifiable assets and the total purchase price of an acquisition. Goodwill is tested for impairment on an annual basis or more frequently if circumstances indicate potential impairment. In order to test for goodwill impairment, the fair value of the reporting unit is compared to its carrying value, including goodwill. If the fair value of the reporting unit is lower than its carrying amount, goodwill is written down for the amount by which the carrying amount exceeds the reporting unit's fair value. However, the loss recognized cannot exceed the carrying amount of goodwill. We typically use discounted cash flow models to determine the fair value of a reporting unit. The assumptions used in these models are consistent with those MedAvail believes a market participant would use. MedAvail has the option to perform a qualitative assessment of goodwill rather than completing the impairment test. MedAvail must assess whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If it is concluded that this is the case, the testing discussed above must be performed. Otherwise, no further assessment is necessary. For 2019, MedAvail did not perform a goodwill impairment assessment because its entire goodwill balance was written off due to the closure of its Canadian pharmacy operation.
Impairment of Long Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. If events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, MedAvail compares the carrying amount of an asset group to future undiscounted net cash flows, excluding interest costs, expected to be generated by the asset group and their ultimate disposition. If the sum of the undiscounted cash flows is less than the carrying value, the impairment to be recognized is measured by the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. For the year ended December 2019 and 2018, MedAvail did not recognize any impairments of long lived assets.
Property, plant and equipment
Property, plant and equipment are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal. Costs, including financing charges and certain design, construction and installation costs related to assets that are under construction and are in the process of being readied for their intended use, are recorded as construction-in-progress and are not subject to depreciation.
Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

IT equipment	2 – 4 years
General plant and equipment	8 years
Vehicles	5 years
Office furniture and equipment	8 years
Leasehold improvements	lesser of useful life or term of lease
MedCenter equipment	5 – 10 years
Maintenance and repairs are charged to expense as incurred. Renewals and betterments that materially prolong the useful lives of the assets are capitalized. The cost and related accumulated depreciation of property retired or sold are removed from the accounts, and gains or losses are recognized in the consolidated statement of loss and comprehensive loss.
Leases
MedAvail leases certain machinery and equipment and office space.
MedAvail adopted ASU No. 2016-02, “Leases” (Topic 842) with a date of initial application of January 1, 2019. As a result, MedAvail updated its accounting policy for leases. MedAvail determines whether a contract or arrangement is, or contains, a lease at inception. Balances related to operating leases are included in Operating lease – right of use assets, Current portion of operating lease obligation, and Long-term portion of operating lease obligations in its consolidated balance sheet.

On January 1, 2019, upon adoption of ASC 842, MedAvail recorded right-of-use assets of $1.1 million, lease liability of $1.1 million and eliminated deferred rent of $49 thousand. The adoption of ASC 842 did not have a material impact on prior year comparative periods and as a result, a cumulative-effect adjustment was not required. MedAvail determined the lease liability using the Company’s estimated incremental borrowing rate of 6% to estimate the present value of the remaining lease payments.
Lease expense for operating leases recorded on the balance sheet is included in operating costs and expenses and is based on the future minimum lease payments recognized on a straight-line basis over the term of the lease plus any variable costs. Operating lease expenses, inclusive of short-term and variable expenses, recognized in the consolidated statement of income for the period ended December 31, 2019 was $689 thousand.
Leases for which MedAvail has the right to use assets and receive substantially all of the benefits and risks of ownership are reported as right-of-use (“ROU”) assets under property, plant, and equipment, and finance lease obligations under liabilities on the balance sheet. Finance lease obligation amounts reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments, net of imputed interest. Property, plant, and equipment under finance leases are depreciated based on the useful lives of the leased assets. MedAvail currently has no finance leases.
Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of MedAvail’s leases do not provide an implicit rate, MedAvail uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. MedAvail uses the implicit rate when readily determinable. The operating lease ROU asset includes any prepaid lease payments and additional direct costs and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that MedAvail will exercise that option.
MedAvail’s operating leases have remaining lease terms ranging from less than one year to four years.
Operating leases with an initial term of 12 months or less are considered short-term leases and are not recorded on the balance sheet. MedAvail recognizes lease expense for these short-term leases on a straight-line basis over the lease terms.
For operating leases with an initial term of 12 months or more, MedAvail records right-of-use assets and corresponding lease liabilities at lease inception. MedAvail accounts for lease components (e.g., fixed payments including rent, real estate taxes, and insurance costs) and non-lease components (e.g., common-area maintenance costs) as a single lease component. MedAvail uses its incremental borrowing rate (based on the information at the lease commencement date) to determine the corresponding lease liability. Leasing costs, including any rent holidays, leasehold incentives, and rent concessions are amortized on a straight-line basis over the lease term.
At December 31, 2019, MedAvail determined that two of its operating lease locations were no longer necessary and began to search for sublessees. As a result, MedAvail determined that the ROU Assets related to these two operating leases were impaired. MedAvail recorded a reserve against the ROU Assets in the amount of $41 thousand based upon estimates of future sublease dates and sublease rental rates. Once MedAvail subleases these locations the impairment will be reassessed.
Share-based compensation
MedAvail has a stock option plan whereby awards are granted to certain employees of MedAvail. The fair value of the stock options granted by MedAvail to employees of MedAvail is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. MedAvail measures the fair value of the options using the Black-Scholes option pricing model as of the grant date/measurement date. Shares issued upon the exercise of options are new shares. MedAvail estimates forfeitures based on historical experience and expense related to awards is adjusted over the term of the awards to reflect their probability of vesting. All fully vested awards are fully expensed.
Warrants
MedAvail has issued warrants to purchase shares of its common stock. The outstanding warrants are standalone instruments that are not puttable or mandatorily redeemable by the holder and are classified as equity awards once issued. Certain obligations to issue warrants as compensation for services may be initially classified as liabilities before the warrants are issued. MedAvail measures the fair value of the awards using the Black-Scholes option pricing model as of the grant date/measurement date. Warrants issued are initially recorded at fair value as a reduction to contributed surplus or as an expense if the warrants are issued to pay for services.
Deferred financing costs
Financing costs incurred to issue debt are capitalized and amortized using the effective interest method until the individual financial liability matures and are included as a component of interest expense in the consolidated statement of loss and comprehensive loss. Financing costs incurred to issue equity are capitalized and netted against the respective class of shares they were incurred to issue.
NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS
Recently Adopted Accounting Standards
Leases
In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”). Under ASU 2016-02 (and several subsequent accounting standards updates), lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for that asset’s lease term. The effective date of the new lease standard (ASC 842) was January 1, 2019, and MedAvail adopted the new standard on that date. MedAvail used the modified retrospective approach, which allowed it to make any necessary transition adjustments at January 1, 2019. MedAvail elected the optional transition method, which allows it to continue to use disclosures required by ASC 840, the prior standard, during 2019. As permitted by the transition method, MedAvail did not reassess existing leases. The most significant impact on MedAvail’s financial statements of adopting the new lease standard was the recognition of right-of-use (ROU) assets and lease liabilities for its operating leases. Upon adoption of the new standard, MedAvail recognized total ROU assets of $1.1 million and total lease liabilities of $1.1 million. MedAvail determined that no transition adjustment to equity was necessary related to implementation of the new lease standard, and adoption of the new standard did not impact its statements of income or cash flows. Because of the limited number of assets MedAvail leases, MedAvail did not need to make systems changes to comply with the new standard and continues to track leased assets outside of its accounting systems. MedAvail implemented additional process controls effective January 1, 2019 to ensure that it properly evaluates its contracts to determine whether they may contain leased assets. MedAvail assessed the impact of the new lease accounting standard on its financial statements to facilitate its adoption of the new standard on January 1, 2019. MedAvail has not noted (nor does MedAvail expect to see) material changes in financial ratios, leasing practices, or tax reporting; however, MedAvail will continue to address potential impacts to its business.

Adoption of the new guidance impacted the balance sheet as follows:

	December 31, 2018	Impact of Implementing the New Standard (ASC 842)	January 1, 2019
	As Reported		As Adopted
Right-of-use assets	$—	$1,089	$1,089
Current portion of lease obligations	$—	$262	$262
Long-term portion of lease obligations	$—	$875	$875
See Note 4, Critical Accounting Policies, for our lease accounting policy and Note 12, Leases, for additional information related to our lease arrangements.
Revenue Recognition
Effective January 1, 2018, MedAvail adopted FASB ASU 2014-09, Revenue from Contracts with Customers (Topic 606) , and ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which deferred the effective date of ASU 2014-09 by one year. ASU 2014-09 supersedes the revenue recognition requirements in ASC 605, Revenue Recognition , and is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue, cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. MedAvail adopted ASU 2014-09, using the full retrospective approach on January 1, 2018. The adoption was only applied to contracts not yet completed. The adoption had no material impact on our results of operations, cash flows, or financial position. Revenue continues to be recognized for the MedPlatform System performance obligation over a period of time as each portion of the obligation is fulfilled. MedAvail does not expect to encounter situations where the performance obligation has been fulfilled but there is not an unconditional right to receive consideration, as such no contract asset or liability will be recognized. Additional information and disclosures required by this new standard are contained in Note 4, Critical Accounting Policies.
MedAvail elected to use the following practical expedients in the adoption of ASC 606.
•Incremental costs of obtaining a contract were not capitalized as they would be amortized in less than one year.
•Contracts that began and ended in the same period were not restated.
Adoption of ASC 606 impacted stockholders' deficit at January 1, 2018 as follows:

	Balance at January 1, 2018
	After Adoption	Remove Effect of Adoption	Before Adoption
Stockholders' deficit	$(82,692)	$(1,812)	$(84,504)
Adoption of ASC 606 impacted service sales for the year ended December 31, 2018 as follows:

	Year Ended December 31, 2018
	After Adoption	Remove Effect of Adoption	Before Adoption
Service sales	$4,016	$(274)	$3,742

Adoption of the new guidance impacted the 2018 Consolidated Balance Sheet as follows:

	December 31, 2018
	As Reported	Remove Effect of Adoption	Balances Without Adoption of Topic 606
Contract liability	$5,000	$847	$5,847
Total current liabilities	$7,463	$847	$8,310
Total liabilities	$19,733	$847	$20,580
Total liabilities, temporary equity and stockholders' deficit	$12,784	$847	$13,631
The following table presents details of the contract liability balance:

	December 31, 2018	Revenue recognized in 2019	Additional liability recognized	December 31, 2019
Contract liability	$5,000	$(271)	$75	$4,804
The timing of recognition of revenue for the remaining performance obligations related to contract liability is dependent on direction from the customer, management is unable to determine when MedAvail will be asked to perform the remaining obligations.
Fair Value Measurement Disclosures
In August 2018, the FASB issued ASU 2018-13 related to fair value measurement disclosures. This ASU removes the requirement to disclose the amount of and reasons for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for determining that a transfer has occurred, and valuation processes for Level 3 fair value measurements. Additionally, this ASU modifies the disclosures related to the measurement uncertainty for recurring Level 3 fair value measurements (by removing the requirement to disclose sensitivity to future changes) and the timing of liquidation of investee assets (by removing the timing requirement in certain instances). The guidance also requires new disclosures for Level 3 financial assets and liabilities, including the amount and location of unrealized gains and losses recognized in other comprehensive income/(loss) and additional information related to significant unobservable inputs used in determining Level 3 fair value measurements. This ASU will be effective beginning in the first quarter of our fiscal year 2020. Early adoption of the guidance in whole is permitted. Alternatively, companies may early adopt removed or modified disclosures and delay adoption of the additional disclosures until their effective date. Certain of the amendments in this ASU must be applied prospectively upon adoption, while other amendments must be applied retrospectively upon adoption. There was no material impact to our financial statement disclosures as a result of adopting the provisions related to removing disclosures.
Recently Issued Accounting Standards Not Yet Adopted
Disclosure Requirements for Certain Employer-Sponsored Benefit Plans
In August 2018, the FASB issued ASU 2018-14 related to the disclosure requirements for employers that sponsor defined benefit pension and other postretirement benefit plans. The guidance requires sponsors of these plans to provide additional disclosures, including weighted-average interest rates used in MedAvail’s cash balance plans and a narrative description of reasons for any significant gains or losses impacting the benefit obligation for the period. Additionally, this guidance eliminates certain previous disclosure requirements. This ASU will be effective beginning in the first quarter of our fiscal year 2020. This guidance must be applied on a retrospective basis to all periods presented. MedAvail sponsors a 401k retirement plans for its employees with no company match, but does not currently offer defined benefit pension or other postretirement plans. MedAvail does not expect this guidance to have an effect on its disclosures.

Implementation Costs Incurred in Hosted Cloud Computing Service Arrangements
In August 2018, the FASB issued ASU 2018-15 related to accounting for implementation costs incurred in hosted cloud computing service arrangements. Under the new guidance, implementation costs incurred in a hosting arrangement that is a service contract should be expensed or capitalized based on the nature of the costs and the project stage during which such costs are incurred. If the implementation costs qualify for capitalization, they must be amortized over the term of the hosting arrangement and assessed for impairment. Companies must disclose the nature of any hosted cloud computing service arrangements. This ASU also provides guidance for balance sheet and income statement presentation of capitalized implementation costs and statement of cash flows presentation for the related payments. This ASU will be effective beginning in the first quarter of our fiscal year 2020. This guidance may be adopted either retrospectively or prospectively to all implementation costs incurred after the date of adoption. We will prospectively adopt this guidance and do not expect that it will have a significant impact on our financial statements and related disclosures.
Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12 to simplify the accounting in ASC 740, Income Taxes. This guidance removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning in the first quarter of our fiscal year 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. We are currently evaluating the impact this ASU will have on our financial statements and related disclosures as well as the timing of adoption.
NOTE 6 - EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares plus the effect of dilutive potential common shares outstanding during the period. A total of 93,818 warrants were included in the weighted average shares outstanding as of their issuance date of May 9, 2018 due to their exercise price. During the year ended December 31, 2019 and 2018, there was no potential dilution due to MedAvail's net loss position. The following table sets forth the computation of basic and diluted earnings per share.

	Year Ended December 31,
	2019	2018
Net loss - basic and diluted	$(21,533)	$(17,005)
Weighted average shares - basic and diluted	1,278,107	1,330,907
Net loss per share - basic and diluted	$(16.85)	$(12.78)
For the years ended December 31, 2019 and 2018, there were a weighted average of 1.6 million and 714 thousand option awards outstanding that were not included in the diluted shares calculation because their inclusion would have been antidilutive and/or because there was a net loss for the period.
NOTE 7 - FAIR VALUE MEASUREMENTS
As of December 31, 2019 and 2018, our assets and liabilities that were accounted for at fair value were cash and cash equivalents and restricted cash.

Fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:
Level 1- Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2- Observable inputs other than quoted prices in active markets for identical assets or liabilities include:
a.quoted prices for similar assets or liabilities in active markets;
b.quoted prices for identical or similar assets or liabilities in inactive markets;
c.inputs other than quoted prices that are observable for the asset or liability;
d.inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3- Inputs to the valuation methodology are unobservable (i.e., supported by little or no market activity) and significant to the fair value measure.
Assets and liabilities measured at fair value on a recurring basis were as follows:

		Fair Value Hierarchy
	December 31, 2019	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$8,791	$8,791	$—	$—
Restricted cash	58	58	—	—
Total assets	8,849	8,849	—	—
Liabilities to issue warrant	$448	$—	$—	$448

		Fair Value Hierarchy
	December 31, 2018	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$3,767	$3,767	$—	$—
Restricted cash	44	44	—	—
Total assets	3,811	3,811	—	—
Liabilities to issue warrant	$478	$—	$—	$478

NOTE 8 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The following table presents details of accounts payable and accrued liabilities:

	December 31,
	2019	2018
Accounts payable and accrued liabilities:
Payroll	$1,432	$1,103
Trade AP	647	734
Accrued liabilities	266	626
Total accounts payable and accrued liabilities	$2,345	$2,463
NOTE 9 - INVENTORY
The following table presents detail of inventory balances:

	December 31,
	2019	2018
Inventory:
Raw materials	$344	$512
Work-in-progress	—	540
Finished goods	3,739	4,755
Pharmacy	511	215
Total inventory	$4,594	$6,022
During 2019, MedAvail wrote-off approximately $220 thousand in raw materials inventory due to items deemed scrap at a contract manufacturer.
As of December 31, 2019, MedAvail had no work-in-process as it had no MedCenters under construction.
During the year ended December 31, 2019, $2.6 million of inventory was recognized as pharmacy and hardware cost of sales on the consolidated statement of operations.
NOTE 10 - PROPERTY, PLANT AND EQUIPMENT
MedAvail's principal technology product offering is the MedCenter, an interactive prescription dispensing kiosk unit that, when used in combination with MedAvail's proprietary software, connects customers live with a pharmacist. MedCenter equipment includes all of the necessary hardware and components that are required to be installed at the kiosk site in order to provide a functional MedCenter kiosk.

The following tables present property, plant and equipment balances:

	December 31, 2019
	Cost	Accumulated Depreciation	Net
Property, plant and equipment:
MedCenter equipment	$3,303	$1,139	$2,164
Leasehold improvements	666	444	222
IT equipment	2,151	1,975	176
Office furniture and equipment	282	203	79
Vehicles	54	18	36
General plant and equipment	310	284	26
Total property, plant and equipment	$6,766	$4,063	$2,703

	December 31, 2018
	Cost	Accumulated Depreciation	Net
Property, plant and equipment:
MedCenter equipment	$1,923	$985	$938
Leasehold improvements	391	297	94
IT equipment	2,040	1,854	186
Office furniture and equipment	283	170	113
Vehicles	28	10	18
General plant and equipment	298	250	48
Total property, plant and equipment	$4,963	$3,566	$1,397
During the year ended December 31, 2019, there was a transfer of $1.6 million from inventory to property, plant and equipment.

MedAvail recognized $701 thousand of depreciation for the year ended December 31, 2019, $51 thousand of which was depreciation in cost of sales.
NOTE 11 - INTANGIBLE ASSETS
The following tables present intangible asset balances:

	Balance at December 31, 2018	Additions/Disposals or Write-Offs	Balance at December 31, 2019
Gross intangible assets:
Intellectual property	$3,857	$—	$3,857
Website and mobile application	583	—	583
Software	1,582	—	1,582
Goodwill	137	—	137
Total intangible assets	6,159	—	6,159
Accumulated Amortization:
Intellectual property	(3,214)	(643)	(3,857)
Website and mobile application	(297)	(216)	(513)
Software	(1,502)	(80)	(1,582)
Goodwill write-off	—	(137)	(137)
Total accumulated amortization	(5,013)	(1,076)	(6,089)
Total net book value	$1,146	$(1,076)	$70

	Balance at December 31, 2017	Additions/Disposals or Write-Offs	Balance at December 31, 2018
Gross intangible assets:
Intellectual property	$3,857	$—	$3,857
Website and mobile application	293	290	583
Software	1,424	158	1,582
Goodwill	137	—	137
Total intangible assets	5,711	448	6,159
Accumulated Amortization:
Intellectual property	(2,571)	(643)	(3,214)
Website and mobile application	(76)	(221)	(297)
Software	(1,273)	(229)	(1,502)
Total intangible assets	(3,920)	(1,093)	(5,013)
Net book value	$1,791	$(645)	$1,146

Amortization of intangible assets going forward is as follows:

December 31, 2019
2020	$70
2021	—
2022	—
2023	—
2024	—
Thereafter	—
Total amortization	$70
NOTE 12 - LEASES
As discussed in Note 5, on January 1, 2019, MedAvail adopted new guidance (ASU 2016-02, and subsequent accounting standards updates) for the accounting and reporting of leases.
MedAvail maintains operating leases primarily for manufacturing facilities, research and development facilities, corporate offices, and certain equipment. Pursuant to the transition guidance in ASC 842, MedAvail elected a package of practical expedients which allowed it to not reassess whether its current contracts contain leases, and to retain historical lease classifications for its current leases.
MedAvail analyzes new contracts to determine whether they include leased assets; such leases are referred to as embedded leases. When evaluating contracts for embedded leases, MedAvail exercises judgment to determine if there is an explicitly or implicitly identified asset in the contract and if MedAvail controls the use of that asset.
MedAvail’s embedded leases, which are primarily associated with contract manufacturing organizations, are not material.
Lease terms include options to extend or terminate leases when it is reasonably certain that MedAvail will exercise those options. Real estate leases for facilities have an average remaining lease term of 2 – 3 years, which include options to extend the leases for up to two years where applicable.
Under ASC 842 transition guidance, MedAvail elected the hindsight practical expedient to determine the lease term for existing leases, which allowed it to consider available information prior to the effective date of the new guidance as to the actual or likely exercise of options to extend or terminate the lease.
MedAvail’s accounting policy deems leases with an initial term of 12 months or less short-term leases; MedAvail currently has no short-term leases, but such leases would not be recorded on its balance sheet. MedAvail recognizes lease expense for short-term lease payments on a straight-line basis over the term of the lease.
Operating lease right-of-use (“ROU”) assets and lease liabilities are recognized based on the present value of lease payments over the lease term. Because most of MedAvail’s leases do not include an implicit discount rate, MedAvail uses its incremental borrowing rate to calculate the present value of lease payments. As a practical expedient, MedAvail made an accounting policy election not to separate lease components (e.g. payments for rent, real estate taxes and insurance costs) from non-lease components (e.g. common-area maintenance costs). As a result, MedAvail includes both lease and non-lease components to calculate the right-of-use asset and related lease liability (if the non-lease components are fixed).
Certain of the MedAvail’s lease agreements contain variable lease payments that are adjusted periodically for inflation or to adjust estimated amounts for actual operating expenses; these variable amounts are not material.

When sublease income is generated for certain properties, MedAvail records our liability separately from those expected inflows. MedAvail’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
Operating lease expense was $689 thousand and $487 thousand for the years ended December 31, 2019 and 2018, respectively. Supplemental balance sheet information related to operating leases is as follows:
Balance sheet amounts and maturities of operating leases liabilities are as follows:

December 31,
2019
Assets	$1,050
Liabilities:
Current	526
Long-term	565
Total liabilities	$1,091
Weighted-average remaining lease term (years)	2.3
Weighted-average discount rate	6%
Maturities of operating leases liabilities are as follows:

December 31, 2019
2020	$671
2021	478
2022	131
2023	44
2024	—
Thereafter	—
Total lease payments	1,324
Less: present value discount	233
Total leases	$1,091

December 31, 2018
2019	$489
2020	471
2021	479
2022	388
2023	330
Thereafter	—
Total lease payments	$2,157
At December 31, 2019, MedAvail determined that two of its operating lease locations were no longer necessary and began to search for sublessees. As a result, MedAvail determined that the ROU Assets related to these two operating leases were impaired. MedAvail recorded a reserve against the ROU Assets in the amount of $41 thousand based upon estimates of future sublease dates and sublease rental rates. Once MedAvail subleases these locations the impairment will be reassessed.

NOTE 13 - LONG-TERM DEBT
The following table presents long-term debt balances at December 31, 2019 and December 31, 2018.

	December 31,
	2019	2018
Long-term debt:
Convertible promissory note	$12,476	$11,742
Less: current portion	—	—
Total long-term debt	$12,476	$11,742
On March 23, 2016, MedAvail and a significant customer and investor entered into a subordinated secured convertible promissory five-year note agreement for $10.0 million. This note is convertible into common shares at the option holder’s request. Additionally, upon a change of control event as defined in the note agreement or upon an Initial Public Offering (“IPO”) as defined under the agreement, the option holder may request conversion of the note into Series D preferred stock at $91.02 per share. Interest of 6% is accumulated and repayable on the maturity date at MedAvail’s option. Unpaid interest is added to the outstanding principal.
Interest expense incurred for the year ended December 31, 2019 and 2018 is as follows:

	Year Ended December 31,
	2019	2018
Long-term debt - including accretion	$734	$667
Other interest income	(45)	—
Total interest expense, net	$689	$667
NOTE 14 - OPERATING EXPENSES
Operating expenses are as follows:

	Year Ended December 31,
	2019	2018
Operating expenses:
Wages and salaries	$13,192	$9,482
Pharmacy operations	383	240
Depreciation of property, plant and equipment	650	621
Research and development	287	346
Amortization of intangible assets	941	1,092
Foreign exchange (gain) loss	(33)	202
Total operating expenses	$15,420	$11,983

NOTE 15 - INCOME TAXES
The provision for income taxes in the consolidated statement of loss and comprehensive loss represents an effective rate different from the US statutory tax rate for the following reasons:

	Year Ended December 31,
	2019	2018
Loss before income taxes	$(21,533)	$(17,005)
Income tax recovery at statutory rate (21%)	(4,522)	(3,571)
Increase resulting from:
Effect of foreign tax rate	(669)	(664)
Unrecognized deferred tax asset	4,667	2,989
Permanent and other differences	524	1,246
Provision for income taxes	$—	$—
The effects of temporary differences that give rise to future income tax assets and future income tax liabilities have been determined as follows:

	Year Ended December 31,
	2019	2018
Future income tax assets:
Non-capital losses	$24,618	$21,684
Undepreciated capital cost (UCC)	1,168	1,410
Other intangible items	23	7
Total future income tax assets	25,809	23,101
Future income tax liabilities:
Unrecognized deferred tax asset	(25,809)	(23,101)
Net future income tax asset	$—	$—
MedAvail has approximately $2.2 million of non-capital losses in Canada that can be used to reduce taxable income in future years. These losses will begin to expire in the year 2032. In the United States, MedAvail has approximately $22.3 million of net operating losses that can also be used to reduce taxable income in future years. These losses will begin to expire in the year 2032.
NOTE 16 - COMMITMENTS AND CONTINGENCIES
Legal
There are no known legal claims pending as at the date of the consolidated financial statements.
Purchase Commitments
As of December 31, 2019, MedAvail did not have any minimum purchase commitments that were material to its consolidated financial statements.
Defined Benefit Plans
MedAvail has a 401k plan available to employees, but during 2019 and 2018, had no commitment to make contributions to that plan and had no liability recorded related to the plan.

Vendor Concentration Risk
One of MedAvail’s suppliers accounted for 24% of its purchases in 2019, and a disruption of the relationship could have a significant impact on MedAvail.
NOTE 17 - REDEEMABLE PREFERRED STOCK, DEFICIT AND SHARE-BASED COMPENSATION EXPENSE
Temporary Equity
All MedAvail preferred stock is redeemable at the option of the holder, but not mandatorily redeemable, therefore it is classified as mezzanine equity and recognized at the fair value as of the date of issuance (the proceeds on the date of issuance).
The following table presents changes in preferred shares outstanding for the years ended December 31, 2019 and 2018:

	Preferred Shares
	Shares	Amount
Balance at December 31, 2017	3,337,625	$33,074
Issued	1,628,642	13,716
Exchange of common shares for preferred shares	2,513,595	21,743
Balance at December 31, 2018	7,479,862	68,533
Issued	3,020,578	24,951
Balance at December 31, 2019	10,500,440	$93,484
MedAvail has 14,539,330 authorized preferred shares, with a normal or par value of $0.001 per share. Pursuant to the terms of the Series E financing agreement, if a shareholder elected to participate in the financing, they were granted a number of conversion shares that were exchanged into the number of shares of such series of preferred stock equal to the number of shares held by such shareholder immediately prior to the common share conversion. Additionally, Series C, Series D and Series E preferred shares are subject to a full-ratchet anti-dilution adjustment until the earlier of the three-year anniversary of the initial Series E issuance date or the first equity financing at a price greater than the Series E original purchase price, with aggregate gross proceeds of greater than $10.0 million. The final closing of the first tranche of the Series E financing round occurred in June 2018, with additional tranches occurring in March, July and December 2019.
The following table presents the amount of preferred shares outstanding by series:

	December 31,
	2019	2018
Preferred shares outstanding:
Series A	1,175,544	1,175,544
Series B	2,222,886	2,222,886
Series C	1,634,249	1,634,249
Series D	502,630	502,630
Series E	4,965,131	1,944,553
Total preferred shares outstanding	10,500,440	7,479,862

Voting
The holders of the Preferred Stock are entitled to vote, together with the holders of common stock, on certain matters, exclusive of certain protective provisions under the Amended and Restated Certificate of Incorporation (the “Protective Provisions”), submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.
The holders of the Preferred Stock will vote, as a single class on an as converted to common stock basis, separately from the holders of common stock and subject to a 60% affirmative vote, on certain Protective Provisions, including but not limited to: enter into any liquidation event, merger, consolidation or form of reorganization; modify the rights and privileges of the Preferred Stock so as to adversely affect the Preferred Stock; declare or pay any dividend; redeem, repurchase or otherwise acquire shares of common stock; amend the Certificate of Incorporation or By-Laws of the Company; increase the number of authorized shares of Preferred Stock or common stock; and revise the number of members of the of Board of Directors.
Dividends
The holders of Preferred Stock are entitled to receive dividends, when and if declared by the Board of Directors and out of funds legally available. If a dividend is paid on the common shares, preferred shareholders shall be paid the same per-share dividend amount on an as-if-converted to common basis. As of December 31, 2019, MedAvail has not declared or paid any dividends.
The annual dividend rate by series is as follows:

Series A	$0.410000	CAD
Series B	$0.567800	CAD
Series C	$1.355696	CAD
Series D	$1.423480	CAD
Series E	$0.880000	CAD
Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of the Preferred Stock, shall receive a certain amount per share plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the common stock. Holders of preferred shares shall be paid in accordance with the following liquidation preference with each series having the right to be paid before the others. Series E, Series D, Series C, Series B, Series A.
The amount received per share is as follows:

Series A	$5.1252	CAD
Series B	$7.0970	CAD
Series C	$16.9462	CAD
Series D	$17.7935	CAD
Series E	$11.0000	CAD
If preferred shareholders would have received a greater payment had their shares been converted to common shares prior to the liquidation, they will instead receive that greater amount. All remaining assets will be paid to holders of common shares pro rata based on the number of shares held.

Conversion
Each share of Preferred Stock is convertible at the option of the holders at any time after the date of issuance into a number of shares of common stock as determined by dividing the conversion rate for that series of preferred shares by the conversion price in effect at the time of conversion, adjustable for certain dilutive events. All preferred shares automatically convert into common shares (i) on the closing of an IPO that generates at least $30.0 million CAD (net of underwriting discount and commissions) in proceeds to MedAvail; or (ii) on the election to do so by holders of at least two-thirds of the then outstanding preferred shares, voting on an as-if-converted to common basis. Common stock issued upon conversion are new shares.
Conversion rates are as follows:

Series A	$5.1252	CAD
Series B	$7.0970	CAD
Series C	$11.0000	CAD
Series D	$11.0000	CAD
Series E	$11.0000	CAD
Redemption
On or after December 19, 2025, on the request of holders of at least 60% of the then outstanding preferred shares, on an as-converted basis, MedAvail shall redeem all preferred shares at the original issue price per share plus all accrued and declared but unpaid dividends. Payment shall be in three equal annual installments. The redemption will be effected in accordance with the liquidation preferences.
Common shares
MedAvail has 24,000,000 authorized common shares, with a nominal or par value of $0.001 per share. In connection with the initial closing of the Series E preferred share financing that occurred on December 20, 2017, each series of MedAvail’s outstanding preferred shares was converted into common shares. MedAvail then effected a 7 to 1 reverse stock split on the common shares.
Additionally, if a shareholder held common shares immediately prior to the conversion, then, for each share of Series E Preferred Stock purchased in the financing, the shareholder could exchange one share of common for two shares of common (i.e., a net gain of one additional common share). All references in the consolidated financial statements to the number of shares outstanding and stock option data of MedAvail’s common stock have been restated to reflect the effect of the reverse stock split for all periods presented.
Liquidation Rights
In the event of any liquidation or dissolution of the Company, the holders of common stock are entitled to the remaining assets of the Company legally available for distribution after the payment of the full liquidation preference for all series of outstanding redeemable convertible preferred stock.
Dividend and Voting Rights
The holders of common stock are entitled to receive dividends if and when declared by the Company, but not until all dividends on redeemable convertible preferred stock have been either (i) paid or (ii) declared and the Company has set aside funds to pay those dividends declared. Holders of common stock have the right to one vote per share.

Share-based compensation
2018 Plan
In September 2018, MedAvail adopted the 2018 MedAvail Equity Incentive Plan (the “2018 Plan”), which provides for the granting of stock options to service providers of MedAvail, Inc. As part of the adoption of the 2018 Plan, MedAvail provided the option for all eligible service providers to exchange their options held under the 2012 MedAvail Stock Option Plan (the “2012 Plan”), as of the exchange date for new options under the 2018 Plan, at an exchange ratio of 1:5. All vesting schedules were maintained on exchange.
A total of 53 eligible service providers participated in the exchange, which resulted in the exchange of 239,181 options under the 2012 Plan for 1,269,180 options under the 2018 Plan. The exchange resulted in $1.0 million of one-time incremental compensation cost for 2018.
2012 Plan
The 2012 MedAvail Stock Option Plan was modified on the date the 2018 Plan was adopted to no longer permit granting of options under the plan. As at December 31, 2019, there are 19,800 options that remained outstanding under this plan. Options granted under the 2012 Plan that were not exchanged to options under the 2018 Plan will remain subject to the terms of the 2012 Plan.
The maximum number of shares of MedAvail to be granted under the 2018 plan is 1,972,530. In accordance with the plan, the exercise price of each option is based on the fair value of MedAvail’s common shares on the date of the grant. An option’s term is determined at the discretion of the Board of Directors, not to exceed ten years. Unless otherwise stated, the consolidated financial statements reflect 1/48 of the option vesting each month over a four-year vesting period.
During 2019, MedAvail granted 376,500 new options to service providers of MedAvail at an exercise price of CA$2.15. The value of these options was established as the fair value of the common shares of MedAvail pursuant to a S.409A valuation performed by Timan, LLC at the request of the Board of Directors. The estimated fair value of the options was determined by the Black-Scholes valuation model.
The key input assumptions that were utilized in the valuation of the stock options granted in the period presented are as follows:

	December 31, 2019
	Low	Weighted Average	High	Total
Awards Granted				376,500
Weighted Average Fair Value of Awards		$1.01 CAD
Unvested Forfeiture Rate	6.00%	6.00%	6.00%
Grant Price	$2.15 CAD	$2.15 CAD	$2.15 CAD
Market Price	$2.15 CAD	$2.15 CAD	$2.15 CAD
Volatility	60%	60%	60%
Risk Free Rate	1.50%	1.50%	1.50%
Dividend Yield	—%	—%	—%
Expected Life	4.00	4.00	4.00

	December 31, 2018
	Low	Weighted Average	High	Total
Awards Granted				1,639,165
Weighted Average Fair Value of Awards		$0.98 CAD
Unvested Forfeiture Rate	—%	3.27%	6.00%
Grant Price	$2.63 CAD	$2.63 CAD	$2.63 CAD
Market Price	$2.63 CAD	$2.63 CAD	$2.63 CAD
Volatility	60%	60%	60%
Risk Free Rate	1.30%	2.45%	2.84%
Dividend Yield	—%	—%	—%
Expected Life	1.87	3.12	4.60
The following table present MedAvail's outstanding awards activity during the year ended December 31, 2019.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Share Price on Date of Exercise		Weighted Average Fair Value		Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, beginning of period	1,651,817	$2.72	CAD		CAD	$1.04	CAD		$—	CAD
Granted	376,500	$2.15	CAD		CAD	$1.01	CAD		$180,720	CAD
Exercised/Released	(17,715)	$2.63	CAD	$2.63	CAD	$1.08	CAD		$—	CAD
Cancelled/Forfeited	(77,271)	$2.78	CAD		CAD	$1.16	CAD		$—	CAD
Outstanding, end of period	1,933,331	$2.61	CAD		CAD	$1.03	CAD	6.1	$—	CAD
Vested and exercisable, end of the period	1,332,218	$2.73	CAD		CAD	$1.00	CAD	4.7	$—	CAD
Vested and unvested exercisable, end of the period	1,332,218	$2.73	CAD		CAD	$1.00	CAD	4.7	$—	CAD
Vested and expected to vest, end of the period	1,878,590	$2.62	CAD		CAD	$1.03	CAD	6.0	$—	CAD
The following table present MedAvail's unvested awards activity during the year ended December 31, 2019.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Grant Date Fair Value		Weighted Average Remaining Amortization Period (Years)
Unvested outstanding, beginning of period	456,251	$2.64	CAD	$1.22	CAD
Granted	376,500	$2.15	CAD	$1.01	CAD
Cancelled/Forfeited	(32,462)	$2.77	CAD	$1.27	CAD
Vested, outstanding shares	(199,176)	$2.58	CAD	$1.18	CAD
Unvested outstanding, end of period	601,113	$2.35	CAD	$1.09	CAD	3.0

The following table present MedAvail's outstanding awards activity during the year ended December 31, 2018.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Fair Value		Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding, beginning of period	285,512	$19.70	CAD	$1.70	CAD		$—	CAD
Granted	1,639,165	$2.63	CAD	$0.98	CAD		$—	CAD
Cancelled/Forfeited	(272,860)	$19.94	CAD	$1.34	CAD		$—	CAD
Outstanding, end of period	1,651,817	$2.72	CAD	$1.04	CAD	6.2	$—	CAD
Vested and exercisable, end of the period	1,195,566	$2.75	CAD	$0.98	CAD	5.2	$—	CAD
Vested and unvested exercisable, end of the period	1,195,566	$2.75	CAD	$0.98	CAD	5.2	$—	CAD
Vested and expected to vest, end of the period	1,603,265	$2.72	CAD	$1.04	CAD	6.2	$—	CAD
The following table presents MedAvail's unvested awards activity during the year ended December 31, 2018.

	Number of Awards	Weighted Average Exercise Price		Weighted Average Grant Date Fair Value		Weighted Average Remaining Amortization Period (Years)
Unvested Outstanding, beginning of period	67,912	$30.41	CAD	$3.43	CAD
Granted	1,639,165	$2.63	CAD	$0.98	CAD
Cancelled/Forfeited	(54,331)	$27.05	CAD	$3.47	CAD
Vested, outstanding shares	(1,196,495)	$3.09	CAD	$0.92	CAD
Unvested Outstanding, end of period	456,251	$2.64	CAD	$1.22	CAD	3.2
The following table presents MedAvail's expense related to share-based compensation:

	Year Ended December 31,
	2019	2018
Share-based compensation	$354	$1,362
Expense remaining to be recognized for unvested awards as of December 31, 2019 was $451 thousand, which will be recognized on a weighted average basis over the next 3 years. The aggregate fair value of options vested during 2019 and 2018 was $182 thousand and $803 thousand, respectively. MedAvail has not recognized an income tax benefit in its income tax provision due to the full reserve against net operating losses and tax assets, see Note 15 for additional details.
Warrants
On March 4, 2019 MedAvail issued a warrant to purchase up to 228,816 common shares. The per share exercise price was set at $11.00 CAD. The warrant expires at the earlier of (i) June 1, 2025, (ii) acquisition, or (iii) initial public offering.

Additionally, during the year, MedAvail issued warrants in relation to participation the Series E financing round. At the end of the year, MedAvail had outstanding the following warrants:

	December 31, 2019			December 31, 2018
	Warrants	Exercise price	Term (years)	Warrants	Exercise price	Term (years)
Common	93,818	$0.01 CAD		93,818	$0.01 CAD
Common	228,816	$11.00 CAD
Common	206,518	$2.63 CAD
Common	95,524	$1.98 USD
Total	624,676	$5.29 CAD	9.283	93,818	$0.01 CAD
Additionally, MedAvail had agreements with a service provider that would require MedAvail to issue additional warrants if that service provider met its obligations and performance milestones under that agreement. MedAvail had recorded a liability of $385 thousand and $478 thousand as of December 31, 2019 and December 31, 2018, respectively, for the expense related to the expected issuance of the warrants in the future, and adjusted for the changes in fair value of the potential warrants at each reporting period.
NOTE 18 - SEGMENT REPORTING
Operating segments are the individual operations that the CODM reviews for purposes of assessing performance and making resource allocation decisions. The CODM currently receives the monthly management report. Included within this proxy statement/prospectus/information statement are discrete and sufficient financial information to allow the CODM to assess performance, including segment profit for the pharmacy technology and retail pharmacy services operating segments. The pharmacy technology and retail pharmacy services operating segments both engage in different business activities from which they earn revenues and incur expenses.
The Company has the following two reportable segments:
Pharmacy Technology Segment
The pharmacy technology segment consists of sales of MedPlatform Systems to customers. These agreements include providing the MedCenter prescription dispensing kiosk, software, and maintenance services. Agreements can be for a predetermined period of time, or indefinite. This generally includes either an initial lump sum payment upon installation of the MedCenter with monthly payments for software and services following, or monthly payments for the MedCenter along with monthly payments for software and maintenance services. Revenue is recognized for each portion of the single performance obligation when that portion has been completed and the customer is contractually obligated to provide consideration, and in the contractually agreed upon amount.
Retail Pharmacy Services Segment
Retail pharmacy services segment revenue consists of products sold directly to consumers at the point of sale. MedAvail recognizes retail pharmacy sales revenue, net of taxes and expected returns, at the time it sells merchandise or dispenses prescription drugs to the customer. MedAvail estimates revenue based on expected reimbursements from third-party payers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) for dispensing prescription drugs. The estimates are based on all available information including historical experience and are updated to actual reimbursement amounts.

The following table presents revenue and costs of sales by segment:

	Pharmacy Technology	Retail Pharmacy Services	Total
Year Ended December 31, 2019
Sales	$544	$3,227	$3,771
Cost of sales	149	2,674	2,823
Gross profit	$395	$553	$948
Year Ended December 31, 2018
Sales	$4,176	$489	$4,665
Cost of sales	1,641	436	2,077
Gross profit	$2,535	$53	$2,588
For the year ended December 31, 2019 and 2018, MedAvail had one customer that accounted for 10% or more of segment revenues.
The following table presents assets and liabilities by segment:

	Pharmacy Technology	Retail Pharmacy Services	Total
December 31, 2019
Assets	$9,122	$8,881	$18,003
Liabilities	$7,174	$13,990	$21,164
December 31, 2018
Assets	$7,697	$5,087	$12,784
Liabilities	$6,968	$12,765	$19,733
NOTE 19 - SUBSEQUENT EVENTS
Merger Agreement
On June 30, 2020, MYOS RENS Technology Inc., a Nevada corporation (“MYOS”), and MedAvail, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), by and among MYOS, MedAvail, and Matrix Merger Sub, Inc., a newly-created wholly-owned subsidiary of MYOS (“Merger Sub”), pursuant to which, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into MedAvail, with MedAvail being the surviving corporation and a wholly-owned subsidiary of MYOS (the “Merger”). The Boards of Directors of MYOS and MedAvail have both approved the Merger and have recommended approval of the Merger by their respective shareholders.
At the effective time of the Merger (the “Effective Time”): (a) each share of MedAvail’s common stock and each share of MedAvail’s preferred stock outstanding immediately prior to the Effective Time, excluding any dissenting shares, will be automatically converted solely into the right to receive a number of shares of MYOS common stock (“MYOS Common Stock”) calculated according to the exchange ratio described below; (b) each outstanding MedAvail stock option that has not been exercised prior to the Effective Time will be assumed by MYOS; and (c) each outstanding warrant to acquire MedAvail capital stock that has not been exercised prior to the Effective Time will be assumed by MYOS. Under the exchange ratio formula in the Merger Agreement, as of immediately after the Merger, the former MedAvail security holders are expected to own approximately 96.5% of the aggregate number of fully-diluted shares of MYOS Common Stock outstanding following the consummation of the Merger (the “Post-Closing Shares”), and the shareholders of MYOS immediately prior to the Merger are expected to own approximately 3.5% of the Post-Closing Shares, subject to the adjustments set forth in the Merger

Agreement. The exchange ratio will be fixed prior to the closing of the Merger to reflect MYOS’s and MedAvail’s respective capitalizations as of immediately prior to the Effective Time. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.
Immediately following the Merger, the name of the post-merger combined company (the “Post-Merger Combined Company”) is expected to be changed from “MYOS RENS Technology Inc.” to “MedAvail Holdings, Inc.” The Merger Agreement provides that the Board of Directors of the Post-Merger Combined Company will consist of members who are currently directors of MedAvail. The executive officers of the Post-Merger Combined Company will be designated by MedAvail, with MedAvail’s Chief Executive Officer, Ed Kilroy, expected to be the Post-Merger Combined Company’s Chief Executive Officer and MedAvail’s Chief Financial Officer, Ryan Ferguson, expected to be the Post-Merger Combined Company’s Chief Financial Officer.
Note Offering
On May 26, 2020, MedAvail completed a convertible notes and warrants offering to certain of its existing investors whereby those investors purchased notes and warrants on a pro rata basis with their existing investments in MedAvail's preferred stock. Cash received for the notes and warrants was $7.6 million. The note accrues interest at a rate of 10%, payable at maturity or upon conversion with a maturity date of December 31, 2020. Additional financing under the agreement was received June through August 2020, totaling $581 thousand.
The notes will convert upon the first of one of the following:
•Pre-Closing (Private Placement) Financing - the outstanding principal and accrued interest on the Notes will automatically convert into such security(ies) as are issued and sold to the cash investors in such Pre-Closing (Private Placement) financing at a conversion price per share equal to the price per share at which such security(ies) are sold to the cash purchasers thereof in such Pre-Closing (Private Placement) financing.
•Underwritten IPO - the Notes will automatically convert into shares of common stock at a conversion price per share equal to the price per share at which such security(ies) are offered to the public in such IPO.
•Change in Control Event - the outstanding principal and accrued interest on the Notes will automatically convert into the right to receive: (x) cash in an amount equal to (i) two multiplied by (ii) the amount of such outstanding principal and accrued interest on the Notes, upon consummation of the Change in Control Event; or (y) the transaction consideration received by the Company’s Series E Preferred stockholders as-if the Notes had been converted into Series E Preferred Stock at a conversion price per share equal to US$8.27.
•Qualified Financing - If the Company consummates the issuance and sale of a new series of Preferred Stock in connection with a bona fide equity financing, with aggregate cash proceeds to the Company of at least $15.0 million (but excluding the conversion of the Notes), then the outstanding principal and accrued interest on the Notes will automatically convert into such security(ies) as are issued and sold to the cash investors in such financing at a conversion price per share equal to the price per share at which such security(ies) are sold to the cash purchasers thereof.
•Non-Qualified Financing - If the Company consummates the issuance and sale of a new series of Preferred Stock in connection with a bona fide equity financing, with aggregate cash proceeds to the Company of less than $15.0 million (but excluding the conversion of the Notes), then, at the election of the Requisite Holders, the outstanding principal and accrued interest on the Notes will convert into such security(ies) as are issued and sold to the cash investors in such financing at a conversion price per share equal to the price per share at which such security(ies) are sold to the cash purchasers thereof.
•Maturity Date - the outstanding principal and accrued interest on the Notes will automatically convert into shares of the Company’s Series E Preferred Stock at a conversion price per share equal to US$8.27.
Concurrently with its Note investment, each holder of a Note received a warrant to purchase a number of shares of Common Stock equal to 10% of the original principal amount of such holder’s Note divided by US$8.27. There were 91,551 warrants issued under this offering under the initial round, with an exercise price of $1.98 and an expiration date of May 26, 2030. There were an additional 2,183 warrants issued under this offering after the initial round, with an exercise price of $1.98 and an expiration date in June 2030.
PPP Loan
On May 14, 2020, MedAvail entered into a Promissory Note with HSBC Bank, which provides for a loan in the amount of $341 thousand (the “PPP Loan”) pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP Loan has a two-year term and bears interest at a rate of 1.0% per annum. Monthly principal and interest payments are deferred for six months after the date of disbursement. The PPP Loan may be prepaid at any time prior to maturity with no prepayment penalties. The Promissory Note contains events of default and other provisions customary for a loan of this type. The Paycheck Protection Program provides that the PPP Loan may be partially or wholly forgiven if the funds are used for certain qualifying expenses, including certain payroll costs, group health care benefits and other permitted expenses as described in the CARES Act. MedAvail intends to use the entire PPP Loan amount for qualifying expenses and to apply for forgiveness of the loan in accordance with the terms of the CARES Act. Management has determined that it is likely that MedAvail will meet the qualifications necessary for forgiveness.
Series E Stock issue
During February 2020, MedAvail issued 102,777 Series E Preferred Shares to certain existing investors who purchased these shares. Additionally, these parties received a total of 10,278 warrants to purchase MedAvail common shares.
Customer Agreement
During September 2020, MedAvail and its significant customer agreed that MedAvail had no further obligation to the customer and therefore would have no additional deliverables related to the $4.8 million of contract liability balance maintained as of June 30, 2020. MedAvail anticipates reversing the contract liability and recognizing $4.8 million of contract revenue during the three months ended September 30, 2020.
S-4 Filing
On September 2, 2020, in connection with the Merger transaction, MYOS filed a registration form S-4.